UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Table of Contents

Table of Contents

1 - Press Release	3
Highlights	4
Main Information	6
Ratings	8
Book Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Economic Scenario	23
Main Economic Indicators	24
Guidance	25
Book Income vs. Managerial Income vs. Adjusted Income Statement	26
2 - Economic and Financial Analysis	31
Statement of Financial Position	32
Adjusted Income Statement	33
NII - Interest and Non-Interest Earning Portions	33
– NII – Interest Earning Portion	34
• Credit Margin – Interest Earning Operations	36
• Funding Margin – Interest Earning Operations	51
• Securities/Other Margin - Interest Earning Operations	56
• Insurance Margin - Interest Earning Operations	56
– NII - Non-Interest Earning Portion	57
Insurance, Pension Plans and Capitalization Bonds	58
– Bradesco Vida e Previdência	65
– Bradesco Saúde and Mediservice	67
– Bradesco Capitalização	68
– Bradesco Auto/RE and Atlântica Companhia de Seguros	70
Fee and Commission Income	72
Personnel and Administrative Expenses	78
– Operating Coverage Ratio	81
Tax Expenses	81
Equity in the Earnings (Losses) of Unconsolidated Companies	81
Operating Income	82
Non-Operating Income	82
3 - Return to Shareholders	83
Corporate Governance	84
Investor Relations – IR	84
Sustainability	84
Bradesco Shares	86
Market Capitalization	89
Main Indicators	90
Dividends/Interest on Shareholders’ Equity	91
Weight on Main Stock Indexes	91
4 - Additional Information	93
Market Share of Products and Services	94
Reserve Requirements	95
Investments in Infrastructure, Information Technology and Telecommunications	96
Risk Management	97
Capital Management	98
Capital Adequacy Ratio	99
5 - Independent Auditors’ Report	101
Independent Limited Assurance Report about Supplementary Accounting Information Included within the Economic and Financial Analysis Report	102
6 - Financial Statements, Independent Auditors’ Report on the Consolidated Interim Financial Statements and Fiscal Council’s Report	105

Bradesco    1

Forward-Looking Statements

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on management’s current expectations, estimates and projections concerning future events and financial trends that may affect our business. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “goal”, “estimate”, “forecast”, “predict”, “project”, “guidelines”, “should” and other similar expressions are used to indicate predicting statements. However, forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that may be beyond our control. In addition, some forward-looking statements are based on assumptions which, depending on future events, may prove not to be accurate. Therefore, actual results may differ significantly from the plans, goals, expectations, projections and intentions expressed or implied in such statements.

The factors that may impact the actual results include, among others, changes in regional, national and international trade and economic policies; inflation; an increased number of defaults by borrowers in loan operations, with a consequent increase in the allowance for losses from loan operations; loss of ability to receive deposits; loss of customers or revenues; our ability to sustain and improve performance; changes in interest rates which may, among other things, adversely affect our margins; competition in the banking industry, financial services, credit card services, insurance, asset management and other related industries; government regulation and fiscal affairs; disputes or adverse legal proceedings or regulations; and credit and other risks involved in lending and investment activities.

As a result, one should not rely excessively on these forward-looking statements. The statements are valid only for the date on which they were drafted. Except as required by applicable law, we do not assume any obligation to update these statements as a result of new information, future developments or any other matters which may arise.

Some numbers included in this report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

  2  Report on Economic and Financial Analysis – September 2014

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

       Press Release

Highlights

The main figures obtained by Bradesco in the first three quarters of 2014 are presented below:

1.   The Adjusted Net Income(1) in the first three quarters of 2014 stood at R$ 11.227 billion (a 24.7% increase compared to the R$ 9.003 billion Adjusted Net Income recorded in the same period of 2013), corresponding to earnings per share of R$ 3.44, and Return of 20.4% on the Average Adjusted Shareholder’s Equity(2).

2.   As for the source, the Adjusted Net Income is composed of R$ 8.057 billion from financial activities, representing 71.8% of the total, and of R$ 3.170 billion from insurance, pension plan and capitalization bond operations, which together account for 28.2%.

3.   On September 30, 2014, Bradesco market value stood at R$ 146.504 billion(3), showing a growth of 7.6% over September 30, 2013.

4.   Total Assets, in September 2014, stood at R$ 987.364 billion, an increase of 8.8% over September 2013 balance. The return on Average Total Assets was 1.6%.

5.   In September 2014, the Expanded Loan Portfolio(4) reached R$ 444.195 billion, up 7.7% over September 2013. Operations with individuals totaled R$ 138.028 billion (increase of 8.6% over September 2013), while corporate segment operations totaled R$ 306.167 billion (up 7.2% over September 2013).

6.   Assets under Management stood at R$ 1.385 trillion, a 10.3% increase from September 2013.

7.   The Shareholders’ Equity totaled R$ 79.242 billion in September 2014, 18.2% more than in September 2013. The Basel Capital Adequacy Ratio stood at 16.3% in September 2014, 12.6% of which was classified as Common Equity/Tier I.

8.   A total of R$ 3.760 billion were paid and recorded in provision to shareholders, as Interest on Equity and Dividends for the first three quarters of 2014, R$ 1.575 billion of which as paid monthly and interim dividends, and R$ 2.185 billion recorded in provision.

9.   The Interest Earning Portion of the Net Interest Income stood at R$ 35.043 billion, up 10.5% compared to the first three quarters of 2013.

10. The Delinquency Ratio over 90 days remained stable in the last twelve months, and stood at 3.6% on September 30, 2014.

11. The Operating Efficiency Ratio (ER)(5) in September 2014 was 39.9%, the best level ever recorded (42.1% in September 2013), while in the “risk-adjusted” concept it stood at 48.7% (52.5% in September 2013). It is worth mentioning that, in the third quarter of 2014, we recorded the best quarterly ER (38.5%) in the past 5 years.

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$ 38.346 billion in the first three quarters of 2014, up 8.8% over the same period in 2013. Technical Reserves stood at R$ 145.969 billion, an increase of 9.3% compared to September 2013 balance.

13. Investments in infrastructure, information technology and telecommunications amounted to R$ 3.471 billion in the first three quarters of 2014.

14.Taxes and contributions, including social security, paid or recorded in provision, summed R$ 18.438 billion, R$ 7.244 billion of which referred to taxes withheld and collected from third parties, and R$ 11.194 billion calculated based on activities developed by Bradesco Organization, equivalent to 99.7% of the Adjusted Net Income(1).

15. Bradesco has a large Customer Service network in Brazil, with highlight to the 4,659 Branches and 3,497 Service Points – PAs. Customers can also count with 1,159 Electronic Service Points - PAEs, 49,020 Bradesco Expresso points, 31,107 Bradesco Dia & Noite (Day&Night) ATMs, and 16,946 Banco24Horas Network ATMs.

(1) According to the non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of Securities Available for Sale recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

  4  Report on Economic and Financial Analysis – September 2014

Press Release

Highlights

16.Payroll, plus charges and benefits, totaled R$ 8.670 billion. Social benefits provided to all 98,849 employees of Bradesco Organization and their dependents amounted to R$ 2.140 billion, while investments in education, training and development programs totaled R$ 93.760 million.

17. In July 2014, Bradesco’s internal audit process was awarded the Certificate of Quality by the Institute of Internal Auditors (IIA), institution present in more than 130 countries, qualified to rate and grant Certification of Quality to Internal Audits.

18. In September 2014, for the ninth consecutive year, Bradesco was chosen to join the Dow Jones Sustainability Index (DJSI), in the “Dow Jones Sustainability World Index” and “Dow Jones Sustainability Emerging Markets” portfolios, a short list of the New York Stock Exchange that comprises the top companies for corporate sustainability practices.

19.  Major Awards and Acknowledgments in the period:

•       It was considered the most valuable Bank brand in Latin America and came 5th in the overall ranking among all the segments (BrandAnalytics/Millward Brown consultancy);

•       Bradesco was granted the title in the category “Banks”, and Bradesco Seguros in the category “Insurances”, in the “Anuário Época Negócios 360º”, ranking that listed the top 250 companies in the country (Época Negócios Magazine, in partnership with Dom Cabral Foundation);

•       It was granted the “Technology Awards 2014”, in the category “Social Media”, with the case “F. Banking Bradesco - Investimentos e Crédito” via Facebook; and

•       For the 15th time, it appeared in the annual list of the “130 Melhores Empresas para Trabalhar no Brasil” [130 Top Companies to Work in Brazil] (Época Magazine, with rating by the Great Place to Work Institute).

The Bradesco Organization fully complies with best global sustainability and corporate governance practices, particularly: Global Compact, PRI (Principles for Responsible Investment), Equator Principles, Carbon Disclosure Project and Green Protocol. Our sustainability actions, strategies and guidelines are guided by best corporate governance practices. The Organization’s main activities focus on banking inclusion, social and environmental variables for loan approvals and product offerings, based on social and environmental aspects. Regarding responsible management and engagement with stakeholders, we highlight activities geared towards valuing professionals, improving the workplace, client relations, managing suppliers and adopting environmental management practices. We also highlight the Organization’s role in Brazilian society as one of its leading social investors, supporting education, environment, culture and athletic programs.
We point out Bradesco Foundation, which has been developing an extensive social and educational work for 57 years, with 40 schools in Brazil. Its 2014 budget is foreseen at R$ 523.434 million, of which R$ 71.095 million are intended to expand classrooms for High School restructuring and R$ 452.339 million that will allow it to provide free quality education: a) 105,672 students in its Schools, in the following levels: Basic Education (from Kindergarten to High School and Vocational Training), Youth and Adult Education and in Preliminary and Continuing Training focused on creating jobs and income; b) 370,000 students who will complete at least one of the distance-learning courses (EaD) available on the e-learning portal; and c) 21,527 beneficiaries in partnership projects and initiatives, such as the Digital Inclusion Centers (CIDs), the Educa+Ação Program, and in technology courses (Educar e Aprender). In addition to free formal and quality education, the approximately 45 thousand students enrolled in Basic Education are also provided with uniforms, school supplies, food and medical and dental assistance.

Bradesco    5

       Press Release

Main Information

	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	Variation %
									3Q14 x 2Q14	3Q14 x 3Q13
Income Statement for the Period - R$ million
Book Net Income	3,875	3,778	3,443	3,079	3,064	2,949	2,919	2,893	2.6	26.5
Adjusted Net Income	3,950	3,804	3,473	3,199	3,082	2,978	2,943	2,918	3.8	28.2
Total Net Interest Income	12,281	12,066	10,962	11,264	10,729	10,587	10,706	11,109	1.8	14.5
Gross Credit Margin	8,249	7,967	7,711	7,850	7,793	7,634	7,414	7,527	3.5	5.9
Net Credit Margin	4,901	4,826	4,850	4,889	4,912	4,540	4,305	4,317	1.6	(0.2)
Provision for Loan Losses (ALL) Expenses	(3,348)	(3,141)	(2,861)	(2,961)	(2,881)	(3,094)	(3,109)	(3,210)	6.6	16.2
Fee and Commission Income	5,639	5,328	5,283	5,227	4,977	4,983	4,599	4,675	5.8	13.3
Administrative and Personnel Expenses	(7,192)	(7,023)	(6,765)	(7,313)	(6,977)	(6,769)	(6,514)	(6,897)	2.4	3.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	12,904	13,992	11,450	14,492	11,069	13,238	10,953	13,216	(7.8)	16.6
Statement of Financial Position - R$ million
Total Assets	987,364	931,132	922,229	908,139	907,694	896,697	894,467	879,092	6.0	8.8
Securities	343,445	333,200	321,970	313,327	313,679	309,027	300,600	315,487	3.1	9.5
Loan Operations (1)	444,195	435,231	432,297	427,273	412,559	402,517	391,682	385,529	2.1	7.7
- Individuals	138,028	135,068	132,652	130,750	127,068	123,260	119,013	117,319	2.2	8.6
- Corporate	306,167	300,163	299,645	296,523	285,490	279,257	272,668	268,210	2.0	7.2
Allowance for Loan Losses (ALL) (2)	(22,623)	(21,791)	(21,407)	(21,687)	(21,476)	(21,455)	(21,359)	(21,299)	3.8	5.3
Total Deposits	211,882	213,270	218,709	218,063	216,778	208,485	205,870	211,858	(0.7)	(2.3)
Technical Reserves	145,969	142,731	137,751	136,229	133,554	131,819	127,367	124,217	2.3	9.3
Shareholders' Equity	79,242	76,800	73,326	70,940	67,033	66,028	69,442	70,047	3.2	18.2
Assets under Management	1,385,135	1,304,690	1,277,670	1,260,056	1,256,220	1,233,546	1,243,170	1,225,228	6.2	10.3
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	3.44	3.23	3.03	2.91	2.84	2.79	2.77	2.74	6.5	21.1
Book Value per Common and Preferred Share - R$ (4)	18.89	18.31	17.48	16.90	15.97	15.72	16.54	16.68	3.2	18.3
Annualized Return on Average Equity (5) (6)	20.4	20.7	20.5	18.0	18.4	18.8	19.5	19.2	(0.3) p.p.	2.0 p.p.
Annualized Return on Average Assets (6)	1.6	1.6	1.5	1.4	1.3	1.3	1.3	1.4	-	0.3 p.p.
Average Rate - Annualized (Adjusted Net Interest Income / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.6	7.8	7.2	7.3	7.1	7.2	7.3	7.6	(0.2) p.p.	0.5 p.p.
Fixed Assets Ratio - Total Consolidated	13.0	13.2	15.0	15.2	17.5	17.3	16.5	16.9	(0.2) p.p.	(4.5) p.p.
Combined Ratio - Insurance (7)	86.5	86.3	86.4	86.1	86.9	85.5	86.0	86.6	0.2 p.p.	(0.4) p.p.
Efficiency Ratio (ER) (3)	39.9	40.9	41.9	42.1	42.1	41.8	41.5	41.5	(1.0) p.p.	(2.2) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	75.9	74.1	73.6	71.8	70.8	69.6	67.7	66.5	1.8 p.p.	5.1 p.p.
Market Capitalization - R$ million (8)	146,504	134,861	135,938	128,085	136,131	124,716	145,584	131,908	8.6	7.6
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	6.7	6.6	6.5	6.7	6.9	7.0	7.2	7.3	0.1 p.p.	(0.2) p.p.
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.4	4.4	4.2	4.2	4.4	4.6	4.9	5.0	-	-
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.6	3.5	3.4	3.5	3.6	3.7	4.0	4.1	0.1 p.p.	-
Coverage Ratio (> 90 days (10)) (2)	187.2	186.9	193.8	192.3	190.3	188.6	179.4	178.2	0.3 p.p.	(3.1) p.p.
Coverage Ratio (> 60 days (10)) (2)	154.2	149.9	153.7	158.9	156.8	153.5	146.0	147.3	4.3 p.p.	(2.6) p.p.
Operating Limits %
Capital Adequacy Ratio - Total (11)	16.3	15.8	15.7	16.6	16.4	15.4	15.6	16.1	0.5 p.p.	(0.1) p.p.
Capital Nivel I	12.6	12.1	11.9	12.3	12.7	11.6	11.0	11.0	0.5 p.p.	(0.1) p.p.
- Common Equity	12.6	12.1	11.9	12.3	-	-	-	-	0.5 p.p.	-
Capital Nível II	3.7	3.7	3.8	4.3	3.7	3.8	4.6	5.1	-	-

  6  Report on Economic and Financial Analysis – September 2014

Press Release

Main Information

	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Variation %
									Sept14 x Jun14	Sept14 x Sept13
Structural Information - Units
Service Points	74,028	73,208	73,320	72,736	71,724	70,829	69,528	68,917	1.1	3.2
- Branches	4,659	4,680	4,678	4,674	4,697	4,692	4,687	4,686	(0.4)	(0.8)
- PAs (12)	3,497	3,497	3,484	3,586	3,760	3,795	3,786	3,781	-	(7.0)
- PAEs (12)	1,159	1,175	1,186	1,180	1,421	1,454	1,457	1,456	(1.4)	(18.4)
- External Bradesco ATMs (13) (14)	1,398	1,684	2,701	3,003	3,298	3,498	3,712	3,809	(17.0)	(57.6)
- Banco24Horas Network ATMs (13)	12,213	12,023	11,873	11,583	11,229	11,154	10,966	10,818	1.6	8.8
- Bradesco Expresso (Correspondent Banks)	49,020	48,186	47,430	46,851	45,614	44,819	43,598	43,053	1.7	7.5
- Bradesco Promotora de Vendas	2,068	1,949	1,955	1,846	1,692	1,404	1,309	1,301	6.1	22.2
- Branches / Subsidiaries Abroad	14	14	13	13	13	13	13	13	-	7.7
ATMs	48,053	47,612	48,295	48,203	47,969	47,972	48,025	47,834	0.9	0.2
- Bradesco Network	31,107	31,509	32,909	33,464	33,933	34,322	34,719	34,859	(1.3)	(8.3)
- Banco24Horas Network	16,946	16,103	15,386	14,739	14,036	13,650	13,306	12,975	5.2	20.7
Employees	98,849	99,027	99,545	100,489	101,410	101,951	102,793	103,385	(0.2)	(2.5)
Outsourced Employees and Interns	12,896	12,790	12,671	12,614	12,699	12,647	13,070	12,939	0.8	1.6
Customers - in millions
Active Checking Account Holders (15) (16)	26.6	26.5	26.6	26.4	26.4	26.2	25.8	25.7	0.4	0.8
Savings Accounts (17)	52.9	51.8	49.0	50.9	48.3	47.7	46.6	48.6	2.1	9.5
Insurance Group	46.3	45.5	45.3	45.7	45.3	44.2	42.9	43.1	1.8	2.2
- Policyholders	40.5	39.6	39.4	39.8	39.5	38.4	37.1	37.3	2.3	2.5
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.4	2.3	2.3	-	-
- Capitalization Bond Customers	3.4	3.5	3.5	3.5	3.4	3.4	3.5	3.5	(2.9)	-
Bradesco Financiamentos (15)	3.1	3.2	3.2	3.3	3.4	3.5	3.6	3.7	(3.1)	(8.8)

(1) Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL;

(3) In the last 12 months;

(4) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(5) Excluding mark-to-market effect of Securities Available for Sale recorded under Shareholders’ Equity;

(6) Year-to-Date Adjusted Net Income;

(7) Excludes additional reserves;

(8) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(9) As defined by the Brazilian Central Bank (Bacen);

(10) Delinquent Credits;

(11) Since October 2013, the Capital Adequacy Ratio calculation follows regulatory guidelines set forth in CMN Resolutions No. 4.192/13 and 4.193/13 Capital Adequacy Ratio (Basel III);

(12) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4.072/12; and PAEs – ATMs located on a company’s premises;

(13) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;

(14) Such reduction relates to the sharing of external network ATM terminals by the Banco24Horas ATM network;

(15) Number of individual customers (Corporate Tax IDs (CNPJs) and Individual Taxpayer IDs (CPFs));

(16) Refers to first and second checking account holders; and

(17) Number of accounts.

Bradesco    7

       Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale						Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency		Domestic
a -	2	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		A -	F1	BBB +	F2	AAA (bra)	F1 + (bra)
*
Moody´s Investors Service
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale
C - / baa1	Foreign Currency Senior Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
	Baa1	Baa1	P - 2	Baa2	P-2	Aaa.br	BR - 1

*
Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB -	A - 3	BBB -	A - 3	brAAA	brA - 1 + (1)

(1)   In September 2014, the rating agency Standard & Poor’s raised the nationwide short-term rating of Bradesco to the highest level in its scale (brA-1+). This action reflects the update performed by the agency of its rating criterion nationwide.

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

				R$ million
	9M14	9M13	3Q14	2Q14
Book Net Income	11,096	8,932	3,875	3,778

Non-Recurring Events	131	71	75	26
- Reversal of provision for tax contingencies (1)	(1,378)	-	(1,378)	-
- Impairment of assets (2)	598	-	598	-
- Provision for labor contingencies (3)	488	-	488	-
- Provision for tax contingencies (4)	212	-	212	-
- Other (5)	294	118	201	43
- Tax Effects	(83)	(47)	(46)	(17)

Adjusted Net Income	11,227	9,003	3,950	3,804
0
ROAE % (6)	20.2	18.3	21.5	21.7
0
(ADJUSTED) ROAE % (6)	20.4	18.4	22.0	21.9

(1)   The first three quarters of 2014 and the third quarter of 2014 include the reversal of provision for tax risks related to the Cofins case, which ended favorable to the Organization;

(2)   It refers, in 9M14 and 3Q14, to the impairment of Securities - Shares, classified as Available for Sale, resulting from the acknowledgment of impairment in shares of Banco Espírito Santo S.A. (BES);

(3)   The first three quarters of 2014 and the third quarter of 2014 include the improvement of the calculation method;

(4)   The first three quarters of 2014 and the third quarter of 2014 include a provision for tax risks relating to the PIS-EC 17/97 case;

(5)   It basically refers, in 9M14 and 3Q14, to constitution of civil provisions; and

(6)   Annualized.

  8  Report on Economic and Financial Analysis – September 2014

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

								R$ million
	Adjusted Income Statement
	9M14	9M13	Variation		3Q14	2Q14	Variation
			9M14 x 9M13				3Q14 x 2Q14
			Amount	%			Amount	%
Net Interest Income	35,309	32,022	3,287	10.3	12,281	12,066	215	1.8
- Interest Earning Portion	35,043	31,700	3,343	10.5	12,238	11,854	384	3.2
- Non-interest Earning Portion	266	322	(56)	(17.4)	43	212	(169)	(79.7)
ALL	(9,350)	(9,084)	(266)	2.9	(3,348)	(3,141)	(207)	6.6
Gross Income from Financial Intermediation	25,959	22,938	3,021	13.2	8,933	8,925	8	0.1
Income from Insurance, Pension Plans and Capitalization Bonds (1)	3,684	3,283	401	12.2	1,170	1,270	(100)	(7.9)
Fee and Commission Income	16,250	14,559	1,691	11.6	5,639	5,328	311	5.8
Personnel Expenses	(10,291)	(9,596)	(695)	7.2	(3,564)	(3,448)	(116)	3.4
Other Administrative Expenses	(10,689)	(10,664)	(25)	0.2	(3,628)	(3,575)	(53)	1.5
Tax Expenses	(3,416)	(3,127)	(289)	9.2	(1,182)	(1,120)	(62)	5.5
Companies	130	17	113	664.7	43	35	8	22.9
Other Operating Income/ (Expenses)	(4,035)	(3,511)	(524)	14.9	(1,311)	(1,333)	22	(1.7)
Operating Result	17,592	13,899	3,693	26.6	6,100	6,082	18	0.3
Non-Operating Result	(115)	(89)	(26)	29.2	(45)	(34)	(11)	32.4
Income Tax / Social Contribution	(6,161)	(4,729)	(1,432)	30.3	(2,075)	(2,215)	140	(6.3)
Non-controlling Interest	(89)	(78)	(11)	14.1	(30)	(29)	(1)	3.4
Adjusted Net Income	11,227	9,003	2,224	24.7	3,950	3,804	146	3.8

(1)   Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Bradesco    9

       Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The return on the Average Adjusted Shareholder’s Equity (ROAE) reached 20.4% in September 2014. Such performance stems from the growth of the adjusted net income, which increased by 3.8% in the quarterly comparison, and 24.7% comparing the first three quarters of 2014 with the same period of the previous year. The main events that affected adjusted net income are detailed below.

Adjusted net income came to R$ 3,950 million in the third quarter of 2014, up R$ 146 million compared to the previous quarter, mainly due to (i) higher income from provision of services, resulting from an increased business volume and extended service channels; (ii) higher net interest income, a result of increased income with “interests” earning portion; and partially affected by: (iii) growth of expense with allowance for loan losses; and (iv) increased personal expenses, which mainly results from collective agreement.

Year-over-year, adjusted net income for the first three quarters of 2014 increased by R$ 2,224 million, basically reflecting: (i) higher net interest income; (ii) greater fee and commission income; (iii) better operating income of Insurances, Pension Plan and Capitalization Bond; and affected, in part, by: (iv) higher personnel expenses.

Shareholders’ Equity stood at R$ 79,242 million in September 2014, up 18.2% over September 2013. The Capital Adequacy Ratio recorded 16.3%, 12.6% of which was classified as Common Equity/Tier I.

Total Assets stood at R$ 987,364 million in September 2014, an increase of 8.8% over September 2013, driven by the increased business volume. Return on Average Assets (ROAA) reached 1.6%.

  10  Report on Economic and Financial Analysis – September 2014

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The ER improved in all calculation criteria presented. Highlight to the ER in the last 12 months(1), reaching 39.9% in the third quarter of 2014, the lowest level ever recorded, with improvement of 1.0 p.p. compared with the previous quarter, and 2.2 p.p. over the same period of 2013, and the quarterly ER that stood at 38.5%. The events that have most contributed to this improvement in the ER were: (i) the income growth, with highlight to (a) provision of services and (b) net interest income - influenced by the increase in the average business volume; and (ii) the behavior of operating expenses, affected by the rigid costs control, even considering the organic growth in the period and the impact of 2013 and 2014 collective agreements, in addition to the benefits of new systems that came into operation in due to the IT upgrading process.

The “risk-adjusted” ER, which reflects the risk’s impact associated to loan operations(2), totaled 48.7%, an improvement of 1.3 p.p. and 3.8 p.p. compared to the previous quarter and the same period in 2013, respectively. Such improvement was mostly influenced by the stabilization of the levels of allowances for loan loss expenses in the last 12 months, resulting from the sustained loan portfolio quality, in addition to the aforementioned reasons.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/(Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). If we considered the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to income generation + Insurance Sales Expenses) and (ii) net income generation of related taxes (not considering Insurance Claims and Sales Expenses), our ER accumulated in the last 12 months in the third quarter of 2014 would be 43.7%; and

(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

Bradesco    11

       Press Release

Summarized Analysis of Adjusted Income

Net Interest Income

In the quarter-over-quarter comparison, the R$ 215 million growth was mainly due to: (i) higher results obtained with the “interest” margin totaling R$ 384 million, particularly with “Loan” and “Securities/Other”; and offset (ii) by the reduction of the “non-interest” margin totaling R$ 169 million, due to lower gains from the market arbitrage.

Year-over-year, the net interest income for the first three quarters of 2014 rose by R$ 3,287 million, mainly due to: (i) a R$ 3,343 million increase in interest earning operations, due to an increase in business volume, particularly in the Loan and Funding business lines, and in the latter case, cost-reduction management.

  12  Report on Economic and Financial Analysis – September 2014

Press Release

Summarized Analysis of Adjusted Income

NII - Interest Earning Portion – Annualized Average Rates

						R$ million
	9M14			9M13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	23,926	338,308	9.5%	22,841	307,983	10.0%
Funding	4,610	371,005	1.7%	3,332	333,559	1.3%
Insurance	3,050	140,896	2.9%	2,651	129,721	2.7%
Securities/Other	3,457	336,617	1.4%	2,876	307,431	1.2%
0
Net Interest Income	35,043	-	7.2%	31,700	-	6.9%
0
	3Q14			2Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	8,249	340,395	10.1%	7,967	339,341	10.1%
Funding	1,625	373,221	1.8%	1,570	365,285	1.8%
Insurance	1,005	144,792	2.8%	1,081	141,206	3.2%
Securities/Other	1,359	339,591	1.6%	1,236	324,770	1.6%
0
Net Interest Income	12,238	-	7.5%	11,854	-	7.7%

The annualized interest financial margin rate stood at 7.5% in the third quarter of 2014, down 0.2 p.p. on the previous quarter, mainly due to the results obtained from Insurance interest margins.

Bradesco    13

       Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In September 2014, Bradesco expanded loan portfolio totaled R$ 444.2 billion. The increase of 2.1% in the quarter was a result mostly: (i) of the portfolio of Corporations, which represented a growth of 2.6%; and (ii) of Individuals, whose growth stood at 2.2%.

In the last twelve months, the portfolio increased by 7.7%: (i) 10.1% in Corporations; (ii) 8.6% in Individuals; and (iii) 2.7% in SMEs.

In the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; and (ii) foreign transactions. For Individuals, the highlights were: (i) real estate financing; and (ii) payroll-deductible loan. In the two segments, the higher increase is related to products with lower risk.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds, mortgage-backed receivables, and farm loans.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) (1)

In the third quarter of 2014, allowance for loan losses (ALL) stood at R$ 3,348 million, representing a variation of 6.6% over the previous quarter, basically affected by: (i) the increase of 2.2% in the volume of credit operations - Bacen concept; and (ii) the continued deterioration of the risk level of individual cases, occurred in operations with corporate clients, beginning in the 2nd quarter of 2014.

In the comparison between the first three quarters of 2014 and the same period of the previous year, this expense increased by 2.9%, despite the 7.8% increase in loan operations – as defined by Bacen, resulting from the stable delinquency level in the last 12 months. It is important to note that these results reflect the consistency of policy and proceedings for loan granting, of the quality of obtained guarantees, as well as of an enhanced credit recovery process.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

For more information, see Chapter 2 of this Report.

  14  Report on Economic and Financial Analysis – September 2014

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio(1)

The total delinquency ratio, which comprehends transactions due over 90 days, was stable in the year-over-year comparison . In the quarter-over-quarter comparison, there was a slight increase, mostly due to the slowing of the credit portfolio growth, as well as some specific cases occurring in operations with corporate clients, not representing a change in tendency in the direction of the ratio, which can be demonstrated below in the short-term delinquency chart of 15 to 90 days, indicating stability at this level.

Compared to the last quarter, short-term delinquency, including transactions overdue between 15 and 90 days, decreased for Individuals, and remained stable for Corporations.

(1)   As defined by the Brazilian Central Bank (Bacen).

Bradesco    15

       Press Release

Summarized Analysis of Adjusted Income

Coverage Ratios

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses (ALL) required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

The following graph presents the changes in coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In September 2014, these ratios stood at comfortable levels, reaching 154.2% and 187.2%, respectively.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

  16  Report on Economic and Financial Analysis – September 2014

Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the third quarter of 2014 totaled R$ 1.058 billion, up 20.5% compared to the same period in the previous year (R$ 878 million in the third quarter of 2013), and compared to the second quarter of 2014, which totaled R$ 1.072 billion, the Net Income reduced by 1.3%, and an annualized return on the Adjusted Shareholder’s Equity of 25.4%.

Year to Date Net income for September 2014 stood at R$ 3.170 billion, up 15.7% compared to the same period in the previous year (R$ 2.739 billion), for a return on Adjusted Average Equity of 23.9%.

(1)   Excluding additional provisions.

	R$ million (unless otherwise stated)
	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	Variation %
									3Q14 x 2Q14	3Q14 x 3Q13
Net Income	1,058	1,072	1,040	1,001	878	931	930	964	(1.3)	20.5
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	12,904	13,992	11,450	14,492	11,069	13,238	10,953	13,216	(7.8)	16.6
Technical Reserves	145,969	142,731	137,751	136,229	133,554	131,819	127,367	124,217	2.3	9.3
Financial Assets	158,207	154,261	147,725	146,064	143,423	141,984	141,535	141,540	2.6	10.3
Claims Ratio (%)	72.7	70.2	70.1	71.1	72.7	71.1	69.6	70.5	2.5 p.p.	-
Combined Ratio (%)	86.5	86.3	86.4	86.1	86.9	85.5	86.0	86.6	0.2 p.p.	(0.4) p.p.
Policyholders / Participants and Customers (in thousands)	46,303	45,468	45,260	45,675	45,292	44,215	42,941	43,065	1.8	2.2
Employees (unit)	7,135	7,152	7,265	7,383	7,462	7,493	7,510	7,554	(0.2)	(4.4)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	23.4	23.5	23.4	24.2	23.8	24.0	22.4	24.8	(0.1) p.p.	(0.4) p.p.

(1)   In 3Q14, it considers the latest data made available by Susep (Aug/14).

Note: For purposes of comparison between the indexes for the aforementioned periods, the effects of non-recurring events have not been considered.

Bradesco    17

       Press Release

Summarized Analysis of Adjusted Income

In a comparison between the third quarter of 2014 and the same period of the previous year, there was an increase of 16.6% in written premiums, pension plan contribution and capitalization bond income. As for the second quarter of 2014, it reduced by 7.8%, due to the exceptional growth of 46.2% in the previous quarter of “Life and Pension Plan” products.

Cumulatively, production increased by 9.8%, without considering the DPVAT agreement, over the same period of the previous year, influenced by “Auto RE”, “Health” and “Capitalization” products, which grew 30.9%, 21.0% and 17.0%, respectively.

The net income in the third quarter of 2014 was 20.5% higher than the result in the same period of the previous year, basically due to: (i) the 16.6% increase in revenue; (ii) improved financial and equity income; (iii) improved administrative efficiency ratio; and (iv) sustained claims ratio.

The net income until September 2014 increased 15.7% in comparison with the net income calculated for the same period of the previous year, due to: (i) increased revenue; (ii) improved financial and equity income; and (iii) claims and sales ratios kept at the same levels calculated until September 2013.

The net income of the third quarter of 2014 was 1.3% lower than the figure calculated in the previous quarter, basically due to: (i) the reduction in revenue of 7.8%; (ii) increase of 2.5 p.p. in claims ratio; (iii) the decrease in the financial result; counterbalanced, in part: (iv) by the improvement of 0.7 p.p. in sales; and (v) by the increase in operating incomes and equity result.

Minimum Capital Required - Grupo Bradesco Seguros

According to Resolution CNSP No. 302/13, corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the largest value between the base capital and risk capital. Until the National Council of Private Insurance (CNSP) regulates the market-risk additional capital, the Company is calculating the venture capital based on underwriting, credit and operating risks. For companies regulated by the ANS, Normative Resolution No. 209/09 establishes that corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored, and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, meeting regulatory requirements and/or Corporate Governance aspects. Companies must permanently maintain a capital compatible with the risks for their activities and transactions, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required on September 30, 2014 was R$ 7.082 billion (Aug/14).

  18  Report on Economic and Financial Analysis – September 2014

Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the third quarter of 2014, provision of services income amounted to R$ 5,639 million, with growth of R$ 311 million or 5.8% over the previous quarter, mainly resulting from increased business volume. The revenues that have most contributed to this result were those coming from: (i) funds management; (ii) credit operations; (iii) card income; and (iv) checking account income.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the increase of R$ 1,691 million, or 11.6%, was mostly due to our increased customer base, combined with a higher volume of operations resulting from ongoing investments in customer service channels and technology. It is worth highlighting that the incomes that have most contributed to this result derived from: (i) the good performance of the cards segment, result of (a) increased revenue; (b) increased credit and debit cards base; and (c) the greater volume of transactions made; (ii) the growth of checking account incomes, due to increased business and in the account-holder customers base, which presented a net growth of 177,000 active account-holder customers in the period; (iii) higher incomes from credit operations, resulting from increased volume of contracted operations and sureties and guarantees operations in the period; and increased incomes from: (iv) consortium management; (v) underwriting/financial advising; and (vi) collection.

Bradesco    19

       Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the third quarter of 2014, the increase of R$ 116 million or 3.4% over the previous quarter is basically composed of the variation in the “structural” portion, due to increased wage levels and labor obligations updates, in accordance with collective agreement.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the R$ 695 million or 7.2% increase was mainly due to:

•         by the growth of R$ 509 million of the “structural” portion, related to higher expenses with payroll, social charges and benefits, affected by increased wage levels, in accordance with 2013 and 2014 collective agreements (readjustments of 8.0% and 8.5%, respectively); and

•         by the “non-structural” portion, totaling R$ 186 million, which resulted mainly from higher expenses with: (i) profit and results sharing of managers and employees; and (ii) termination and charges costs.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

  20  Report on Economic and Financial Analysis – September 2014

Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the first three quarters of 2014 and the same period of the previous year, total administrative expenses remained stable, with variation of 0.2%, while inflation, IPCA and IGP-M ratios showed variations of 6.75% and 3.54%, respectively. Such behavior reflects the constant control over costs, despite (i) the expansion in business volumes and (ii) the organic growth recorded in the period, with the opening of 2,304 Service Points, with highlight to Bradesco Expresso, for totaling 74,028 Service Points on September 30, 2014.

In the third quarter of 2014, the 1.5% increase in administrative expenses compared to the previous quarter resulted mostly from higher business and service volumes in the quarter, which ultimately generated higher expenses with: (i) depreciation and amortization; (ii) outsourced services; (iii) data processing; (iv) marketing and advertising; and offset by smaller expenses with: (v) maintenance and preservation of assets.

Other Operating Income and Expenses

In the third quarter of 2014, other operating expenses, net of other operating income, totaled R$ 1,311 million, reduction of R$ 22 million over the previous quarter. In the comparison between the first three quarters of 2014 and the same period of the previous year, the R$ 524 million increase basically reflects: (i) higher expenses with operating provisions, mainly contingent liabilities; and (ii) higher expenses with the “Credit Card” product sales.

Bradesco    21

       Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Expenses with income tax and social contribution, in the quarter-over-quarter comparison, reduced by 6.3%, or R$ 140 million, which is a result, in part, of a greater use of the tax benefit on interest on owner’s equity. In the year-over-year comparison, the annual increase of 30.3%, or R$ 1,432 million, is related to the higher taxable result.

Unrealized Gains

In the third quarter of 2014, unrealized gains totaled R$ 18,998 million, a R$ 2,675 million decrease over the previous quarter. Such variation basically derived from the devaluation of our investments, especially Cielo shares, which had its market value reduced by 12.1% in the quarter.

  22  Report on Economic and Financial Analysis – September 2014

Press Release

Economic Scenario

The third quarter was characterized by the resumption of international financial volatility. Geopolitical concerns and epidemic issues were added to the resurgence of uncertainties regarding the pace of recovery of the world’s economy. Downward re-evaluations for economic growth, even if relatively limited, have been performed for many of the major economies. Europe remains as the center of attention, despite recent efforts by European Central Bank, which expanded monetary and credit stimulus.

However, so far the more adverse global scenario has not been enough to interrupt the recovery of U.S. growth. As a consequence of this performance differential in comparison with the rest of the world, the demand of American government bonds has increased in the last months, which has also been favored by an “escape towards quality” process. This greater appetite of investors for treasuries contributes to explain the reduced level of long-term interest rates, which tend, however, to raise in the next quarters.

There is also the prospective trend of additional appreciation of the dollar and deceleration of the Chinese growth, which generate relevant challenges to the management of the economic policy of emerging nations. On the other hand, this very same global scenario also creates some valuable opportunities for countries that adopt effective economic and institutional differentiation measures.

Under this context, it becomes increasingly imperative that Brazil strengthens its commitment to sustainable economic policies. Efforts in this direction represent a requirement for the maintenance of the macroeconomic foreseeability and income gains, in addition to raising the confidence level of economic agents.

Indicators for Domestic economic activities have been modest, further highlighting the relevance of structural initiatives aimed at promoting future growth. The constant search for excellence in education is Brazil’s front line in its battle to become more competitive and to expedite its efforts to upgrade infrastructure. It is always important to remind that, in the long term, the main source of economic growth is productivity, which becomes an even more relevant topic within a global context characterized by high levels of efficiency.

Productive investments tend to play an increasingly relevant role in the composition of growth over the next few years, which should be favored by the increased share of the capital market in funding of infrastructure projects. At the same time, despite the shift in consumer market expansion levels in some segments, the potential of domestic demand for goods and services has yet to be depleted, and there is still much room for growth. Income gains, employment formalization, diversification of consumption habits and social mobility are still key influential factors.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. Credit volume is growing at sustainable and risk-compatible rates, whereas delinquency rates are stabilized at historically low and controlled levels. The scenario is still very promising for the Brazilian banking and insurance sectors.

Bradesco    23

       Press Release

Main Economic Indicators

Main Indicators (%)	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	9M14	9M13

Interbank Deposit Certificate (CDI)	2.72	2.51	2.40	2.31	2.12	1.79	1.61	1.70	7.83	5.62
Ibovespa	1.78	5.46	(2.12)	(1.59)	10.29	(15.78)	(7.55)	3.00	5.06	(14.13)
USD – Commercial Rate	11.28	(2.67)	(3.40)	5.05	0.65	10.02	(1.45)	0.64	4.63	9.13
General Price Index - Market (IGP-M)	(0.68)	(0.10)	2.55	1.75	1.92	0.90	0.85	0.68	1.75	3.70
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	0.83	1.54	2.18	2.04	0.62	1.18	1.94	1.99	4.61	3.78
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.24	1.24	1.24	1.24	1.24	1.24	1.36	3.75	3.75
Reference Interest Rate (TR)	0.25	0.15	0.19	0.16	0.03	-	-	-	0.60	0.03
Savings Account (Old Rule) (1)	1.75	1.66	1.70	1.67	1.54	1.51	1.51	1.51	5.21	4.62
Savings Account (New Rule) (1)	1.75	1.66	1.70	1.67	1.47	1.30	1.25	1.26	5.20	4.07
Business Days (number)	66	61	61	64	66	63	60	62	188	189
Indicators (Closing Rate)	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept14	Sept13
USD – Commercial Selling Rate - (R$)	2.4510	2.2025	2.2630	2.3426	2.2300	2.2156	2.0138	2.0435	2.4510	2.2300
Euro - (R$)	3.0954	3.0150	3.1175	3.2265	3.0181	2.8827	2.5853	2.6954	3.0954	3.0181
Country Risk (points)	239	208	228	224	236	237	189	142	239	236
Basic Selic Rate Copom (% p.a.)	11.00	11.00	10.75	10.00	9.00	8.00	7.25	7.25	11.00	9.00
BM&F Fixed Rate (% p.a.)	11.77	10.91	11.38	10.57	10.07	9.39	7.92	7.14	11.77	10.07

(1)  Regarding the new savings account yield rule, it was defined that: (i) existing deposits up to May 3, 2012 will continue to yield at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., a yield of TR + 6.17% p.m. interest will be maintained; and (b) if the Selic rate is equal or lower than 8.5% p.a., the yield will be 70% of Selic rate + TR.

Projections for 2016

%	2014	2015	2016
USD - Commercial Rate (year-end) - R$	2.45	2.55	2.65
Extended Consumer Price Index (IPCA)	6.30	6.00	5.50
General Price Index - Market (IGP-M)	3.20	5.40	5.00
Selic (year-end)	11.00	11.00	10.00
Gross Domestic Product (GDP)	0.50	1.50	3.00

  24  Report on Economic and Financial Analysis – September 2014

Press Release

Guidance

Bradesco’s Outlook for 2014

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

Loan Portfolio (1) (2)	7 to 11%
Individuals (3)	8 to 12%
Companies (4)	6 to 10%
NII - Interest Earning Portion (5)	9 to 12%
Fee and Commission Income (6)	11 to 14%
Operating Expenses (7)	3 to 6%
Insurance Premiums	9 to 12%

(1)   Expanded Loan Portfolio;

(2)   Changed from 10% - 14% to 7% - 11%;

(3)   Changed from 11% - 15% to 8% - 12%;

(4)   Changed from 9% - 13% to 6% - 10%;

(5)   Changed from 6% - 10% to 9% - 12%;

(6)   Changed from 9% - 13% to 11% - 14%; and

(7)   Administrative and Personnel Expenses;

Bradesco    25

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Third quarter of 2014

					R$ million
	3Q14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	9,889	1,794	11,683	598	12,281
ALL	(3,775)	427	(3,348)	-	(3,348)
Gross Income from Financial Intermediation	6,114	2,221	8,335	598	8,933
Income from Insurance, Pension Plans and Capitalization Bonds	1,170	-	1,170	-	1,170
Fee and Commission Income	5,587	52	5,639	-	5,639
Personnel Expenses	(4,052)	-	(4,052)	488	(3,564)
Other Administrative Expenses	(3,664)	35	(3,628)	-	(3,628)
Tax Expenses	(910)	(286)	(1,195)	13	(1,182)
Companies	43	-	43	-	43
Other Operating Income/Expenses	(545)	187	(358)	(953)	(1,311)
Operating Result	3,743	2,209	5,954	146	6,100
Non-Operating Result	(94)	51	(45)	-	(45)
Income Tax / Social Contribution and Non-controlling Interest	226	(2,260)	(2,034)	(71)	(2,105)
Net Income	3,875	-	3,875	75	3,950

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 2,536 million.

  26  Report on Economic and Financial Analysis – September 2014

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Second Quarter of 2014

					R$ million
	2Q14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	14,274	(2,208)	12,066	-	12,066
ALL	(3,645)	504	(3,141)	-	(3,141)
Gross Income from Financial Intermediation	10,629	(1,704)	8,925	-	8,925
Income from Insurance, Pension Plans and Capitalization Bonds	1,270	-	1,270	-	1,270
Fee and Commission Income	5,226	102	5,328	-	5,328
Personnel Expenses	(3,448)	-	(3,448)	-	(3,448)
Other Administrative Expenses	(3,607)	32	(3,575)	-	(3,575)
Tax Expenses	(1,169)	49	(1,120)	-	(1,120)
Companies	35	-	35	-	35
Other Operating Income/Expenses	(2,298)	921	(1,376)	43	(1,333)
Operating Result	6,639	(600)	6,039	43	6,082
Non-Operating Result	(134)	100	(34)	-	(34)
Income Tax / Social Contribution and Non-controlling Interest	(2,727)	500	(2,227)	(17)	(2,244)
Net Income	3,778	-	3,778	26	3,804

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 561 million.

Bradesco    27

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First three quarters of 2014

					R$ million
	9M14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	36,933	(2,222)	34,711	598	35,309
ALL	(10,671)	1,321	(9,350)	-	(9,350)
Gross Income from Financial Intermediation	26,262	(901)	25,361	598	25,959
Income from Insurance, Pension Plans and Capitalization Bonds	3,685	-	3,684	-	3,684
Fee and Commission Income	16,003	247	16,250	-	16,250
Personnel Expenses	(10,779)	-	(10,779)	488	(10,291)
Other Administrative Expenses	(10,786)	96	(10,689)	-	(10,689)
Tax Expenses	(3,220)	(210)	(3,429)	13	(3,416)
Companies	130	-	130	-	130
Other Operating Income/Expenses	(4,896)	1,720	(3,175)	(860)	(4,035)
Operating Result	16,399	952	17,353	239	17,592
Non-Operating Result	(338)	224	(115)	-	(115)
Income Tax / Social Contribution and Non-controlling Interest	(4,965)	(1,176)	(6,142)	(108)	(6,250)
Net Income	11,096	-	11,096	131	11,227

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 1,352 million.

  28  Report on Economic and Financial Analysis – September 2014

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First three quarters of 2013

					R$ million
	9M13
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	33,666	(1,644)	32,022	-	32,022
ALL	(10,343)	1,260	(9,084)	-	(9,084)
Gross Income from Financial Intermediation	23,322	(385)	22,938	-	22,938
Income from Insurance, Pension Plans and Capitalization Bonds	3,283	-	3,283	-	3,283
Fee and Commission Income	14,303	257	14,559	-	14,559
Personnel Expenses	(9,596)	-	(9,596)	-	(9,596)
Other Administrative Expenses	(10,499)	(164)	(10,664)	-	(10,664)
Tax Expenses	(2,933)	(193)	(3,127)	-	(3,127)
Companies	17	-	17	-	17
Other Operating Income/Expenses	(5,489)	1,863	(3,629)	118	(3,511)
Operating Result	12,410	1,374	13,781	118	13,899
Non-Operating Result	(86)	(3)	(89)	-	(89)
Income Tax / Social Contribution and Non-controlling Interest	(3,393)	(1,368)	(4,760)	(47)	(4,807)
Net Income	8,932	-	8,932	71	9,003

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 1,535 million.

Bradesco    29

       Press Release

(This page intentionally left blank)

  30  Report on Economic and Financial Analysis – September 2014

# Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

       Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

								R$ million
	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12
Assets
Current and Long-Term Assets	972,315	915,986	906,760	892,495	892,363	881,121	879,192	864,279
Cash and Cash Equivalents	11,316	11,535	12,110	12,196	16,427	16,180	11,347	12,077
Interbank Investments	181,335	137,654	127,014	135,456	144,967	147,485	171,333	151,813
Securities and Derivative Financial Instruments	343,445	333,200	321,970	313,327	313,679	309,027	300,600	315,487
Interbank and Interdepartmental Accounts	48,540	56,115	61,740	56,995	52,121	52,150	52,769	49,762
Loan and Leasing Operations	309,264	302,276	301,914	296,629	286,899	281,982	276,022	267,940
Allowance for Loan Losses (ALL) (1)	(22,255)	(21,458)	(21,051)	(21,349)	(21,476)	(21,455)	(21,359)	(21,299)
Other Receivables and Assets	100,670	96,664	103,063	99,241	99,746	95,752	88,480	88,499
Permanent Assets	15,049	15,146	15,469	15,644	15,331	15,576	15,275	14,813
Investments	1,931	1,887	1,871	1,830	1,910	1,920	1,867	1,865
Premises and Leased Assets	4,591	4,579	4,597	4,668	4,392	4,464	4,550	4,678
Intangible Assets	8,527	8,680	9,001	9,146	9,029	9,192	8,858	8,270
Total	987,364	931,132	922,229	908,139	907,694	896,697	894,467	879,092
*
Reserve Requirements
Current and Long-Term Liabilities	907,366	853,622	847,794	835,917	839,393	829,426	823,788	807,799
Deposits	211,882	213,270	218,709	218,063	216,778	208,485	205,870	211,858
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	297,814	255,611	250,716	256,279	258,580	266,825	281,045	255,591
Funds from Issuance of Securities	75,283	69,877	64,511	57,654	55,427	53,821	47,832	51,359
Interbank and Interdepartmental Accounts	4,540	5,673	5,343	6,864	4,806	3,793	3,815	5,667
Borrowing and Onlending	56,561	54,142	56,724	56,095	51,307	49,121	46,209	44,187
Derivative Financial Instruments	5,076	4,727	3,894	1,808	3,238	3,141	2,590	4,001
Reserves for Insurance, Pension Plans and Capitalization Bonds	145,969	142,732	137,751	136,229	133,554	131,819	127,367	124,217
Other Reserve Requirements	110,241	107,590	110,146	102,925	115,703	112,421	109,060	110,919
Deferred Income	266	224	560	677	676	661	632	658
Non-controlling Interest in Subsidiaries	490	486	549	605	592	582	605	588
Shareholders' Equity	79,242	76,800	73,326	70,940	67,033	66,028	69,442	70,047
Total	987,364	931,132	922,229	908,139	907,694	896,697	894,467	879,092
(1) Including the allowance for guarantees provided, in September 2014, the allowance for loan losses totaled R$ 22,623 million.

  32  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12
Net Interest Income	12,281	12,066	10,962	11,264	10,729	10,587	10,706	11,109
- Interest Earning Portion	12,238	11,854	10,951	10,986	10,622	10,569	10,509	10,678
- Non-interest Earning Portion	43	212	11	278	107	18	197	431
ALL	(3,348)	(3,141)	(2,861)	(2,961)	(2,881)	(3,094)	(3,109)	(3,210)
Gross Income from Financial Intermediation	8,933	8,925	8,101	8,303	7,848	7,493	7,597	7,899
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,170	1,270	1,244	1,188	1,100	1,028	1,155	955
Fee and Commission Income	5,639	5,328	5,283	5,227	4,977	4,983	4,599	4,675
Personnel Expenses	(3,564)	(3,448)	(3,279)	(3,465)	(3,346)	(3,191)	(3,059)	(3,142)
Other Administrative Expenses	(3,628)	(3,575)	(3,486)	(3,848)	(3,631)	(3,578)	(3,455)	(3,755)
Tax Expenses	(1,182)	(1,120)	(1,114)	(1,254)	(987)	(1,017)	(1,123)	(1,098)
Equity in the Earnings (Losses) of Unconsolidated Companies	43	35	52	26	2	12	3	45
Other Operating Income/ (Expenses)	(1,311)	(1,333)	(1,391)	(1,232)	(1,194)	(1,147)	(1,170)	(1,130)
Operating Result	6,100	6,082	5,410	4,945	4,769	4,583	4,547	4,449
Non-Operating Result	(45)	(34)	(36)	(31)	(27)	(24)	(38)	(29)
Income Tax and Social Contribution	(2,075)	(2,215)	(1,871)	(1,696)	(1,638)	(1,553)	(1,538)	(1,488)
Non-controlling Interest	(30)	(29)	(30)	(19)	(22)	(28)	(28)	(14)
Adjusted Net Income	3,950	3,804	3,473	3,199	3,082	2,978	2,943	2,918

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

NII - Interest and Non-Interest Earning Portions

Net Interest Income Breakdown

Bradesco    33

       Economic and Financial Analysis

NII - Interest and Non-Interest Earning Portions

Net Interest Margin

	R$ million
	Net Interest Income
	9M14	9M13	3Q14	2Q14	Variation
					12 Months	Quarter
Interest - due to volume					3,152	144
Interest - due to spread					191	240
- NII - Interest Earning Portion	35,043	31,700	12,238	11,854	3,343	384
- NII - Non-Interest Earning Portion	266	322	43	212	(56)	(169)
Net Interest Income	35,309	32,022	12,281	12,066	3,287	215
Average NIM (1)	7.2%	7.0%	7.6%	7.8%

 (1) Average Net Interest Income Rate = (Net Interest Income/Average Assets – Repos – Permanent Assets) Annualized

In the comparison between the third quarter of 2014 and the previous quarter, the R$ 215 million increase was mainly due to the greater: (i) interest earning portion, totaling R$ 384 million, particularly in the Loan and Security/Other business lines, and offset in part by: (ii) lower non-interest earning portion, totaling R$ 169 million, basically due to lower gains from the market arbitrage.

In the comparison between the first three quarters of 2014 and the same period of the previous year, net interest income rose by R$ 3,287 million, mainly due to: (i) higher interest earning portion of the net interest income, totaling R$ 3,343 million, due to an increased business volume, particularly in the “Loan” and “Funding” business lines, and in the latter case, cost-reduction management.

NII - Interest Earning Portion

Interest Earning Portion Breakdown

	R$ million
	Interest Earning Portion Breakdown
	9M14	9M13	3Q14	2Q14	Variation
					12 Months	Quarter
Loans	23,926	22,841	8,249	7,967	1,085	282
Funding	4,610	3,332	1,625	1,570	1,278	55
Insurance	3,050	2,651	1,005	1,081	399	(76)
Securities/Other	3,457	2,876	1,359	1,236	581	123
Interest Earning Portion	35,043	31,700	12,238	11,854	3,343	384

The interest earning portion stood at R$ 12,238 million in the third quarter of 2014, against R$ 11,854 million recorded in the previous quarter, accounting for an increase of R$ 384 million. The business lines that most contributed to this result were: (i) Loan and (ii) Securities/Other, broken down under items Loan Financial Margin – Interest and Securities/Other Financial Margin – Interest.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the interest earning portion was up R$ 3,343 million. All business lines contributed to this increase, particularly “Funding” and “Loans”.

  34  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

NII - Interest Earning Portion

NII - Interest Earning Portion – Rates

The annualized interest financial margin rate stood at 7.5% in the third quarter of 2014, down 0.2 p.p. on the previous quarter, mainly due to the results obtained from Insurance interest margins.

NII - Interest Earning Portion – Annualized Average Rates

						R$ million
	9M14			9M13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	23,926	338,308	9.5%	22,841	307,983	10.0%
Funding	4,610	371,005	1.7%	3,332	333,559	1.3%
Insurance	3,050	140,896	2.9%	2,651	129,721	2.7%
Securities/Other	3,457	336,617	1.4%	2,876	307,431	1.2%

Interest Earning Portion	35,043	-	7.2%	31,700	-	6.9%
*
		3Q14			2Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	8,249	340,395	10.1%	7,967	339,341	10.1%
Funding	1,625	373,221	1.8%	1,570	365,285	1.8%
Insurance	1,005	144,792	2.8%	1,081	141,206	3.2%
Securities/Other	1,359	339,591	1.6%	1,236	324,770	1.6%

Interest Earning Portion	12,238	-	7.5%	11,854	-	7.7%

Bradesco    35

       Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Credit Margin - Interest Earning Operations - Breakdown

	R$ million
	Credit Margin - Interest Earning Operations
	9M14	9M13	3Q14	2Q14	Variation
					12 Months	Quarter
Interest - due to volume					2,145	26
Interest - due to spread					(1,060)	256
Interest Earning Portion	23,926	22,841	8,249	7,967	1,085	282
Income	43,270	40,424	15,481	14,127	2,846	1,354
Expenses	(19,344)	(17,583)	(7,232)	(6,160)	(1,761)	(1,072)

In the third quarter of 2014, financial margin with loan operations reached R$ 8,249 million, up R$ 282 million over the second quarter of 2014. The variation is the result of: (i) a R$ 256 million increase in the average spread; and (ii) a R$ 26 million increase in average business volume.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the net interest income was up R$ 1,085 million. The variation is the result of: (i) a R$ 2,145 million increase in the volume of operations; and partially offset by: (ii) a decrease in the average spread, amounting to R$ 1,060 million, affected mostly by the change in loan portfolio mix.

  36  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Net Credit Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (a specific rate by type of operation and term).

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, plus discounts granted in transactions net of loan recoveries, arising from the sale of foreclosed assets, among others. The increased expenses in the 3rd quarter of 2014 was basically affected by: (i) the increase of 2.2% in the volume of credit operations - Bacen concept; and (ii) the continued deterioration of the risk level of individual cases, occurred in operations with corporate clients, beginning in the 2nd quarter of 2014.

The net margin curve, which refers to loan interest income net of ALL, was up 1.6% in the third quarter of 2014, compared to the previous quarter. In the comparison between the first three quarters of 2014 and the same period of the previous year, the net margin was up 6.0%, mainly due to: (i) increased business volume; and (ii) maintained delinquency costs.

Bradesco    37

       Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Expanded Loan Portfolio(1)

In December 2013, the expanded loan portfolio stood at R$ 444.2 billion, up 2.1% in the quarter and 7.7% over the last 12 months.

In the quarter, the growth of 2.6% of Corporations and 2.2% of Individuals stand out.

In the last twelve months, the growth of 10.1% of Corporations and 8.6% of Individuals is worth of attention.

(1) In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds, mortgage-backed receivables, and farm loans.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of expanded loan portfolio products for Individuals is presented below:

Individuals	R$ million			Variation %
	Sept14	Jun14	Sept13	Quarter	12M
Payroll-deductible Loan	29,225	28,727	25,919	1.7	12.8
CDC / Vehicle Leasing	25,043	25,248	28,232	(0.8)	(11.3)
Credit Card	24,273	23,793	21,866	2.0	11.0
Personal Loans	16,753	16,694	16,556	0.4	1.2
Real Estate Financing	16,730	15,564	12,576	7.5	33.0
Rural Loans	9,876	9,350	7,832	5.6	26.1
BNDES/Finame Onlending	7,224	6,955	6,534	3.9	10.6
Overdraft Facilities	3,956	3,982	3,604	(0.7)	9.8
Sureties and Guarantees	381	372	191	2.5	99.5
Other	4,568	4,382	3,757	4.2	21.6
Total	138,028	135,068	127,068	2.2	8.6

Individual segment operations grew by 2.2% in the quarter and 8.6% over the last 12 months. The lines that contributed most to such increase were: (i) real estate financing; and (ii) payroll-deductible loan.

  38  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Credit Margin - Interest Earning Operations

A breakdown of expanded loan portfolio products for Corporations is presented below:

Corporate	R$ million			Variation %
	Sept14	Jun14	Sept13	Quarter	12M
Working Capital	42,802	42,869	44,255	(0.2)	(3.3)
BNDES/Finame Onlending	33,872	33,198	32,483	2.0	4.3
Operations Abroad	33,474	29,249	27,530	14.4	21.6
Real Estate Financing	22,527	21,739	15,069	3.6	49.5
Export Financing	15,469	16,118	15,620	(4.0)	(1.0)
CDC / Leasing	12,686	12,787	13,042	(0.8)	(2.7)
Credit Card	12,468	12,649	13,516	(1.4)	(7.8)
Overdraft Account	10,704	11,054	10,651	(3.2)	0.5
Rural Loans	7,048	7,376	4,964	(4.4)	42.0
Sureties and Guarantees	69,899	69,504	65,157	0.6	7.3
Operations bearing Loan Risk - Commercial Portfolio (1)	34,553	33,356	32,917	3.6	5.0
Other	10,665	10,264	10,287	3.9	3.7
Total	306,167	300,163	285,490	2.0	7.2

(1) Including debenture and promissory note operations.

Corporate segment operations grew by 2.0% in the quarter and 7.2% in the last 12 months. In the quarter and in the last 12 months, the lines that showed significant growth were: (i) real estate financing; and (ii) foreign transactions.

Expanded Loan Portfolio – Consumer Financing(1)

The graph below shows lines related to Individual Consumer Financing, which reached R$ 95.3 billion in September 2014, representing a growth of 0.9% in the quarter and 2.9% in the last 12 months.

The following types of credit posted the strongest numbers for September 2014: (i) personal loans, including payroll-deductible loans, totaling R$ 46.0 billion; and (ii) Vehicle CDC/leasing, totaling R$ 25.0 billion. Together, these operations totaled R$ 71.0 billion, accounting for 74.5% of the Consumer Financing balance.

(1) Including vehicle CDC/leasing, personal loans, revolving credit card and cash and installment purchases at merchants operations.

Bradesco    39

z'

       Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Sept14	Jun14	Sept13	Quarter	12M
CDC Portfolio	33,117	33,063	35,192	0.2	(5.9)
Individuals	24,674	24,805	27,378	(0.5)	(9.9)
Corporate	8,443	8,258	7,814	2.2	8.0
Leasing Portfolio	1,842	2,071	3,051	(11.1)	(39.6)
Individuals	368	443	854	(16.9)	(56.9)
Corporate	1,474	1,628	2,197	(9.5)	(32.9)
Finame Portfolio	11,173	11,136	11,396	0.3	(2.0)
Individuals	659	701	832	(6.0)	(20.8)
Corporate	10,514	10,435	10,564	0.8	(0.5)
Total	46,132	46,270	49,639	(0.3)	(7.1)
Individuals	25,701	25,949	29,064	(1.0)	(11.6)
Corporate	20,431	20,321	20,575	0.5	(0.7)

Vehicle financing operations (individual and corporate segment) totaled R$ 46.1 billion in September 2014, with decrease in quarter-over-quarter and year-over-year comparisons. Of the total vehicle portfolio, 71.8% corresponds to CDC, 24.2% to Finame, and 4.0% to Leasing. Individuals represented 55.7% of the portfolio, while corporate customers accounted for the remaining 44.3%.

The presented variations reflect the market behavior and the portfolio’s new position, which started to operate mainly with newer vehicles, seeking better financing conditions and lower risk.

Expanded Loan Portfolio Concentration – By Sector

The expanded loan portfolio by economic activity sector increased the “Individual segment” share, both in the quarter and the last 12 months.

Activity Sector						R$ million
	Sept14%		Jun14%		Sept13%
Public Sector	7,797	1.8	7,359	1.7	1,204	0.3
Private Sector	436,398	98.2	427,872	98.3	411,355	99.7
0
Corporate	298,370	67.2	292,804	67.3	284,287	68.9
Industry	89,607	20.2	89,141	20.5	79,460	19.3
Commerce	55,223	12.4	54,304	12.5	59,837	14.5
Financial Intermediaries	9,017	2.0	9,042	2.1	8,631	2.1
Services	140,763	31.7	136,461	31.4	133,253	32.3
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,760	0.8	3,856	0.9	3,106	0.8
Individuals	138,028	31.0	135,068	31.0	127,068	30.8
Total	444,195	100.0	435,231	100.0	412,559	100.0

  40  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Credit Margin – Interest Earning Operations

Changes in the Expanded Loan Portfolio

Of the R$ 31.6 billion growth in the expanded loan portfolio over the last 12 months, new borrowers accounted for 98.4%, representing 7.0% of the portfolio in September 2014.

(1) Including new loans contracted in the last 12 months by customers since September 2013.

Bradesco    41

       Economic and Financial Analysis

Credit Margin – Interest Earning Operations

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the vast majority of new borrowers and customers that remained in the loan portfolio since September 2013 received ratings between AA and C, demonstrating the adequacy and consistency of the loan assignment and monitoring policy and processes, as well as the quality of guarantees.

Changes in the Extended Loan Portfolio by Rating between September 2013 and 2014
Rating	Total Loan as at September 2014		New Customers from October 2013 and September 2014		Remaining Debtors as at September 2013
	R$ million	%	R$ million	%	R$ million	%
AA - C	417,606	94.0	29,225	93.9	388,381	94.0
D	6,109	1.4	292	0.9	5,817	1.4
E - H	20,480	4.6	1,608	5.2	18,872	4.6
Total	444,195	100.0	31,125	100.0	413,070	100.0

Expanded Loan Portfolio – By Customer Profile

The chart below presents the evolution in the expanded loan portfolio by customer profile:

Customer Profile	R$ million			Variation %
	Sept14	Jun14	Sept13	Quarter	12M
Corporations	192,810	187,983	175,095	2.6	10.1
SMEs	113,357	112,180	110,396	1.0	2.7
Individuals	138,028	135,068	127,068	2.2	8.6
Total Loan Operations	444,195	435,231	412,559	2.1	7.7

Expanded Loan Portfolio – By Customer Profile and Rating (%)

Loans rated as AA to C remained stable in the quarter and improved over the last 12 months.

Customer Profile	By Rating
		Sept14			Jun14			Sept13
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	98.2	0.5	1.3	98.4	0.4	1.2	96.9	2.6	0.5
SMEs	90.3	2.7	7.0	90.3	2.9	6.8	90.6	3.4	6.0
Individuals	91.2	1.5	7.3	91.0	1.7	7.3	90.3	1.9	7.8
Total	94.0	1.4	4.6	94.0	1.5	4.5	93.2	2.6	4.2

  42  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Expanded Loan Portfolio - By Business Segment

Regarding the growth of the expanded loan portfolio by “Business Segment”, we highlight the growth of “Prime”, “Corporate”, and “Retail” segments, in the quarter and the last 12 months.

Business Segments	R$ million						Variation %
	Sept14%		Jun14%		Sept13%		Quarter	12M
Retail	124,715	28.1	121,878	28.0	115,451	28.0	2.3	8.0
Corporate	194,102	43.7	189,727	43.6	178,209	43.2	2.3	8.9
Middle Market	48,603	11.0	48,199	11.1	46,289	11.2	0.8	5.0
Prime	21,176	4.8	20,222	4.6	18,091	4.4	4.7	17.1
Other / Non-account Holders (1)	55,599	12.5	55,206	12.7	54,518	13.2	0.7	2.0
Total	444,195	100.0	435,231	100.0	412,559	100.0	2.1	7.7

(1) Mostly, non-account holders using vehicle financing, credit cards and payroll-deductible loans.

Expanded Loan Portfolio – By Currency

The balance of foreign currency-indexed and/or denominated loan and onlending operations (excluding ACCs - Advances on Foreign Exchange Contracts) totaled US$ 15.8 billion in September 2014 (US$ 15.5 billion in June 2014 and US$ 14.9 billion in September 2013), with growth of 1.9% in the quarter and 6.0% in the last 12 months, in U.S. Dollars. In Brazilian Reais, such operations totaled R$ 38.8 billion in September 2014 (R$ 34.0 billion in June 2014 and R$ 33.2 billion in September 2013), up 14.1% in the quarter and 16.9% over the last 12 months.

In September 2014, total loan operations in Reais stood at R$ 405.4 billion (R$ 401.2 billion in June 2014 and R$ 379.4 billion in September 2013), up 1.0% in the quarter and 6.9% in the last 12 months.

Bradesco    43

       Economic and Financial Analysis

Credit Margin – Interest Earning Operations

Expanded Loan Portfolio – by Debtor

The concentration level among the largest debtors was slightly higher when compared to the previous quarter and the last twelve months. The quality of the 100 largest debtors’ portfolio showed an improvement in the period analyzed, based on AA-A rating.

Loan Portfolio(1) – By Type

The sum of operations with credit risk reached R$ 469.8 billion, an increase of 1.8% in the quarter and 8.1% in the last 12 months.

	R$ million			Variation %
	Sept14	Jun14	Sept13	Quarter	12M
Loans and Discounted Securities	159,876	156,010	151,823	2.5	5.3
Financing	120,926	117,955	110,176	2.5	9.8
Rural and Agribusiness Financing	23,854	23,341	18,823	2.2	26.7
Leasing Operations	4,608	4,969	6,077	(7.3)	(24.2)
Advances on Exchange Contracts	5,814	6,414	6,239	(9.4)	(6.8)
Other Loans	20,826	19,978	18,517	4.2	12.5
Subtotal Loan Operations (2)	335,904	328,668	311,655	2.2	7.8
Sureties and Guarantees Granted (Memorandum Accounts)	70,280	69,875	65,348	0.6	7.5
Operations bearing Credit Risk - Commercial Portfolio (3)	34,553	33,356	32,917	3.6	5.0
Letters of Credit (Memorandum Accounts)	507	402	751	26.1	(32.5)
Advances from Credit Card Receivables	1,457	1,386	871	5.1	67.3
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	1,383	1,432	897	(3.4)	54.2
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	112	111	120	0.6	(6.9)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	444,195	435,231	412,559	2.1	7.7
Other Operations Bearing Credit Risk (4)	25,639	26,344	21,962	(2.7)	16.7
Total Operations bearing Credit Risk	469,834	461,575	434,521	1.8	8.1

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Including debenture and promissory note operations; and

(4) It includes CDI operations, Rural DI, international treasury, swap, non-deliverable forward transaction and investments in FIDC and Certificates of Real Estate Receivables (CRI).

  44  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Credit Margin – Interest Earning Operations

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) – By Flow of Maturities(2)

The loan portfolio by flow of maturities of operations showed a longer profile in September 2014, compared to the same period of the previous year, mainly due to the representativeness of real estate financing and payroll-deductible loans operations. It should be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain customer loyalty.

(1) As defined by Bacen; and

(2) Only performing loans.

Bradesco    45

       Economic and Financial Analysis

Credit Margin – Interest Earning Operations

Loan Portfolio(1) – Delinquency

The total delinquency ratio, which comprehends transactions due over 90 days, was stable in the year-over-year comparison . In the quarter-over-quarter comparison, there was a slight increase, mostly due to the slowing of the credit portfolio growth, as well as some specific cases occurring in operations with corporate clients, not representing a change in tendency in the direction of the ratio, which can be demonstrated below in the short-term delinquency chart of 15 to 90 days, indicating stability at this level.

Compared to the last quarter, short-term delinquency, including transactions overdue between 15 and 90 days, decreased for Individuals, and remained stable for Corporations.

(1) As defined by Bacen.

  46  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses(1)

The development of the loan portfolio, as well as respective risks, are monitored internally by applying the expanded portfolio concept.

In addition to the allowance for loan losses, required by Bacen Resolution Nº 2682/99, there is excess ALL to support eventual stress scenarios, as well as other operations/commitments bearing credit risks.

The ALL totaled R$ 22.6 billion in September 2014, representing 6.7% of the total loan portfolio, comprising: (i) generic provision (customer and/or operation rating); (ii) specific provision (non-performing loans); and (iii) excess provision (internal criteria, including provision for guarantees provided).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL.

Bradesco    47

       Economic and Financial Analysis

Credit Margin - Interest Earning Operations

It is worth mentioning the assertiveness of the provisioning criteria adopted, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period. When analyzed in terms of net loss of recovery, for an existing provision of 6.9% of the portfolio(1) in September 2013, the net loss in the subsequent twelve months was 3.0%, that is, the existing provision exceeded over 133% the loss occurred in the subsequent twelve months.

In September 2013, for an existing provision of 6.9% of the portfolio(1), the gross loss in the subsequent twelve-month period was 4.2%, meaning that the existing provision exceeded over 64% the loss in the subsequent twelve months, as illustrated in the graph below.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL.

  48  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Allowance for Loan Losses(1)

The Non Performing Loans ratio (operations due over 60 days) remained stable in the year-over-year and quarter-over-quarter comparison. Coverage ratios were stabilized at comfortable levels.

(1) As defined by Bacen;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL; and

(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on accrual accounting.

Bradesco    49

       Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Loan Portfolio – Portfolio Indicators

With a view to facilitating the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

			R$ million (except %)
	Sept14	Jun14	Sept13
Total Loan Operations (1)	335,904	328,668	311,655
- Individuals	136,946	133,959	126,116
- Corporate	198,958	194,709	185,539
Total Provision (2)	22,623	21,791	21,476
- Specific	11,590	11,097	10,790
- Generic	7,025	6,685	6,678
- Excess (2)	4,008	4,009	4,009
Specific Provision / Total Provision (2) (%)	51.2	50.9	50.2
Total Provision (2) / Loan Operations (%)	6.7	6.6	6.9
AA - C Rated Loan Operations / Loan Operations (%)	92.3	92.2	91.3
D Rated Operations under Risk Management / Loan Operations (%)	1.7	1.9	3.1
E - H Rated Loan Operations / Loan Operations (%)	6.0	5.9	5.6
D Rated Loan Operations	5,734	6,224	9,590
Provision for D-rated Operations	1,591	1,717	2,467
D Rated Provision / Loan Operations (%)	27.8	27.6	25.7
D - H Rated Non-Performing Loans	16,601	16,551	15,664
Total Provision (2) / D-to-H-rated Non-performing Loans (%)	136.3	131.7	137.1
E - H Rated Loan Operations	20,267	19,388	17,369
Provision for E-to-H-rated Loan Operations	17,044	16,190	15,215
E - H Rated Provision / Loan Operations (%)	84.1	83.5	87.6
E - H Rated Non-Performing Loans	13,960	13,560	12,856
Total Provision (2) / E-to-H-rated Non-performing Loans (%)	162.1	160.7	167.0
Non-performing Loans (3)	14,669	14,538	13,693
Non-performing Loans (3) / Loan Operations (%)	4.4	4.4	4.4
Coverage Ratio - Total Provision (2) / Non Performing Loans (3) (%)	154.2	149.9	156.8
Loan Operations Overdue for over 90 days	12,082	11,658	11,283
Loan Operations Overdue for over 90 days / Loan Operations (%)	3.6	3.5	3.6
Coverage Ratio - Total Provision (2) / Operations Overdue for over 90 days (%)	187.2	186.9	190.3

(1) As defined by Bacen;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL; and

(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on accrual accounting.

  50  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Funding Margin – Interest Earning Operations

Funding Margin Breakdown - Interest Earning Operations

	R$ million
	Funding Margim - Interest Earning Operations
	9M14	9M13	3Q14	2Q14	Variation
					12 Months	Quarter
Interest - due to volume					465	34
Interest - due to spread					813	21
Interest Earning Portion	4,610	3,332	1,625	1,570	1,278	55

Quarter-over-quarter, the funding margin of interest earning operations increased 3.5%, or R$ 55 million, in the third quarter of 2014. The variation occurred mainly due to: (i) a greater volume of operations, which amounted to R$ 34 million; and (ii) a R$ 21 million increase in the average spread.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the Funding Margin - Interest Earning Operations was up 38.4% or R$ 1,278 million. The variation occurred mainly due to: (i) the R$ 813 million increase in average spread as a result of an improved cost structure, with greater focus on funding obtained from Retail customers, associated with the increased Selic rate; and (ii) the greater volume of operations, amounting to R$ 465 million.

Bradesco    51

       Economic and Financial Analysis

Funding Margin – Interest Earning Operations

Loans vs. Funding

To analyze Loan Operations in relation to Funding, the following should be deducted from total customer funding: (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds held at customer service network, as well as (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco depends little on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers.

This is a result of: (i) the outstanding location of its Service Points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for loaning funds through its own funding.

Funding vs. Investments	R$ million			Variation %
	Sept14	Jun14	Sept13	Quarter	12M
Demand Deposits + Sundry Floating	37,227	39,913	43,008	(6.7)	(13.4)
Savings Deposits	87,293	84,319	76,488	3.5	14.1
Time Deposits + Debentures (1)	157,576	158,532	157,356	(0.6)	0.1
Funds from Financial Bills (2)	66,754	61,809	43,952	8.0	51.9
Customer Funds	348,850	344,573	320,803	1.2	8.7
(-) Reserve Requirements	(46,713)	(53,502)	(49,473)	(12.7)	(5.6)
(-) Available Funds	(7,596)	(7,651)	(12,708)	(0.7)	(40.2)
Customer Funds Net of Reserve Requirements	294,541	283,420	258,622	3.9	13.9
Onlending	41,489	40,414	39,317	2.7	5.5
Securities Abroad	8,529	8,068	11,475	5.7	(25.7)
Borrowing	15,072	13,727	11,990	9.8	25.7
Other (Subordinated Debt + Other Borrowers - Cards)	52,515	50,751	50,723	3.5	3.5
Total Funding (A)	412,146	396,380	372,127	4.0	10.8
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	373,915	365,356	347,210	2.3	7.7
B/A (%)	90.7	92.2	93.3	(1.5) p.p.	(2.6) p.p.

(1)  Debentures mainly used to back repos; and

(2) Including: Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates.

  52  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Funding Margin – Interest Earning Operations

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Sept14	Jun14	Sept13	Quarter	12M
Demand Deposits	33,300	36,176	39,456	(8.0)	(15.6)
Savings Deposits	87,293	84,319	76,488	3.5	14.1
Time Deposits	90,615	92,254	99,993	(1.8)	(9.4)
Debentures (1)	66,961	66,278	57,363	1.0	16.7
Borrowing and Onlending	56,561	54,142	51,307	4.5	10.2
Funds from Issuance of Securities (2)	75,283	69,877	55,427	7.7	35.8
Subordinated Debts	36,464	35,384	36,135	3.1	0.9
Total	446,477	438,430	416,169	1.8	7.3

(1) Considering mostly debentures used to back repos; and

(2) Including: Financial Bills, on September 30, 2014, amounting to R$ 49,671 million (June 30, 2014 - R$ 48,111 and September 30, 2013 - R$ 34,242 million).

Demand deposits

The R$ 2,876 million reduction in the third quarter of 2014 over the previous quarter, and the R$ 6,156 million reduction over the same period of the previous year were mostly due to new business opportunities offered to customers, basically because of interest rate fluctuations in the period.

Savings Deposits

Savings deposits increased 3.5% in the quarter-over-quarter comparison, and 14.1% compared to the same period in the previous year, mainly as a result of: (i) greater funding volume; (ii) the yield of savings account reserve; and (iii) increase in voluntary deposits by customers.

Bradesco is always increasing its savings accounts base, posting net growth of 4.6 million new savings accounts over the last 12 months.

Bradesco    53

       Economic and Financial Analysis

Funding Margin – Interest Earning Operations

Time Deposits

In the third quarter of 2014, time deposits balance totaled R$ 90,615 million, with a reduction of 1.8% over the second quarter of 2014, and reduction of 9.4% over the same period of the previous year.

This performance was due mostly to new investment alternatives available to customers.

Debentures

On September 30, 2014, Bradesco’s debentures balance reached R$ 66,961 million, an increase of 1.0% in the quarter-over-quarter comparison, and of 16.7% in the last 12 months.

These variations are mainly due to the placement and maturity of the securities, which are also used to back repos that are, in turn, impacted by the levels of economic activity.

Borrowing and Onlending

The increase of R$ 2,419 million in the quarter-over-quarter comparison was mainly a result of: (i) the increase of R$ 1,368 million in foreign-currency-denominated and/or indexed borrowing and onlending bonds, a result, essentially, of the positive exchange rate fluctuation of 11.3% in the period; and (ii) the increase of R$ 1,051 million in the volume of fundings raised by borrowings and onlending in the country, especially through BNDES operations.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the balance of borrowings and onlending presented a growth of R$ 5,254 million, basically due to: (i) the increase of R$ 3,147 million in foreign-currency-denominated and/or indexed borrowing and onlending bonds, whose balance went from R$ 12,142 million in September 2013 to R$ 15,289 million in September 2014, mainly as a result of: (a) the positive exchange rate fluctuation of 9.9% in the period; and (b) the increase in the volume of funds raised; and (ii) the increase of R$ 2,107 million in the volume of funds raised through borrowings and onlending in the country, especially through Finame operations.

  54  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Funding Margin – Interest Earning Operations

Funds from the Issuance of Securities

Funds from issuance of securities totaled R$ 75,283 million, up 7.7% or R$ 5,406 million over the previous quarter, mainly due to: (i) the increase in Real Estate Credit Bill, in the value of R$ 2,582 million; (ii) the increase in Financial Bills inventory, in the amount of R$ 1,560 million; and (iii) the increase in the volume of Letters of Credit for Agribusiness, in the amount of R$ 820 million.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the increase in net interest income of R$ 19,856 million was mainly driven by: (i) increased inventory of Financial Bills, whose balance went from R$ 34,242 million in September 2013 to R$ 49,671 million in September 2014, mainly due to new issuances in the period; (ii) increased volume of Mortgage Bonds, in the amount of R$ 6,778 million; and partially counterbalanced by: (iii) the reduction of R$ 2,946 million in the volume of securities issued abroad.

Subordinated Debt

Subordinated Debt totaled R$ 36,464 billion in September 2014 (R$ 8,472 million abroad and R$ 27,992 million in Brazil), showing a growth of 3.1% in the quarter-over-quarter comparison, and of 0.9% in the comparison with the same period of the previous year, basically driven by the adjustment of dollar-indexed instruments abroad, and partially counterbalanced by debts due in previous periods.

Bradesco    55

       Economic and Financial Analysis

Securities/Other Margin – Interest Earning Operations

Securities/Other Margin Breakdown – Interest Earning Operations

	R$ million
	Securities/Other Margin - Interest Earning Operations
	9M14	9M13	3Q14	2Q14	Variation
					12 Months	Quarter
Interest - due to volume					300	60
Interest - due to spread					281	63
Interest Earning Portion	3,457	2,876	1,359	1,236	581	123
Income	29,343	22,495	12,804	8,820	6,848	3,984
Expenses	(25,886)	(19,619)	(11,445)	(7,584)	(6,267)	(3,861)

Securities/Other Margin – Interest Earning Operations rose R$ 123 million between the third quarter of 2014 and the previous quarter. The variation occurred mainly due to: (i) the R$ 63 million increase in average spread; and (ii) the greater volume of operations, which amounted to R$ 60 million.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the Securities/Other Margin - Interest Earning Operations was down R$ 581 million. This result was primarily due to: (i) a greater volume of operations, which affected the result in R$ 300 million; and (ii) increased average spread, totaling R$ 281 million.

Insurance Margin - Interest Earning Operations

Insurance Margin Breakdown - Interest Earning Operations

	R$ million
	Insurance Margin - Interest Earning Operations
	9M14	9M13	3Q14	2Q14	Variation
					12 Months	Quarter
Interest - due to volume					242	25
Interest - due to spread					157	(101)
Interest Earning Portion	3,050	2,651	1,005	1,081	399	(76)
Income	10,535	6,085	3,480	3,607	4,450	(127)
Expenses	(7,485)	(3,434)	(2,475)	(2,526)	(4,051)	51

Comparing the third quarter of 2014 with the previous quarter, interest financial margin from insurance operations decreased R$ 76 million, or 7.0%, basically impacted by: (i) the R$ 101 million decrease in average spread; and offset, in part by: (ii) the greater volume of operations, which amounted to R$ 25 million.

Comparing the first three quarters of 2014 and the same period of the previous year, Insurance Margin – Interest Earning Operations increased 15.1%, or R$ 399 million, mostly due to: (i) a greater volume of operations, which amounted to R$ 242 million; and (ii) a R$ 157 million increase in the average spread.

  56  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

NII - Non-Interest Earning Portion

NII - Non-Interest Earning Portion – Breakdown

	R$ million
	NII - Non-Interest Earning Portion
	9M14	9M13	3Q14	2Q14	Variation
					12 Months	Quarter
Funding	(231)	(221)	(76)	(77)	(10)	1
Insurance	21	32	52	49	(11)	3
Securities/Other	476	511	67	240	(35)	(173)
Total	266	322	43	212	(56)	(169)

The non-interest earning portion in the third quarter of 2014 was R$ 43 million, versus R$ 212 million in the previous quarter, which amounted to a R$ 169 million reduction primarily due to an increase in Securities/Other margin obtained in the previous quarter. In the comparison between the first three quarters of 2014 and the same period of the previous year, the non-interest earning portion was down R$ 56 million. The variations in non-interest financial margin were basically a result of:

•       “Insurance” – represented by gains/losses from variable-income securities; the variations in the periods are associated with market conditions, which enable greater/lower gain opportunity; and

•       "Securities/Other" - decreased R$ 173 million and R$ 35 million quarter-over-quarter, and in a comparison between the first three quarters of 2014 with the same period of the previous year, respectively, were due to lower gains from market arbitrage.

Bradesco    57

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros e Previdência:

Consolidated Statement of Financial Position

	R$ million
	Sept14	Jun14	Sept13
Assets
Current and Long-Term Assets	169,512	165,203	154,464
Securities	158,207	154,261	143,423
Insurance Premiums Receivable	3,118	2,969	2,623
Other Loans	8,187	7,973	8,418
Permanent Assets	4,589	4,434	4,040
Total	174,101	169,637	158,504
Reserve Requirements
Current and Long-Term Liabilities	153,993	150,230	141,531
Tax, Civil and Labor Contingencies	2,438	2,354	2,920
Payables on Insurance, Pension Plan and Capitalization Bond Operations	475	446	374
Other Reserve Requirements	5,111	4,699	4,683
Insurance Technical Reserves	12,609	12,272	11,978
Life and Pension Plan Technical Reserves	126,858	124,192	115,814
Capitalization Bond Technical Reserves	6,502	6,267	5,762
Non-controlling Interest	601	594	647
Shareholders' Equity	19,507	18,813	16,326
Total	174,101	169,637	158,504

Consolidated Income Statement

				R$ million
	9M14	9M13	3Q14	2Q14
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	38,346	35,260	12,904	13,992
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	22,449	19,612	7,980	7,378
Financial Result from the Operation	3,127	2,510	1,019	1,098
Sundry Operating Income	707	699	324	188
Retained Claims	(13,053)	(11,375)	(4,778)	(4,193)
Capitalization Bond Draws and Redemptions	(3,555)	(2,992)	(1,295)	(1,173)
Selling Expenses	(2,152)	(1,879)	(735)	(737)
General and Administrative Expenses	(1,706)	(1,571)	(615)	(553)
Tax Expenses	(463)	(424)	(145)	(158)
Other Operating Income/Expenses	(591)	(320)	(182)	(236)
Operating Result	4,763	4,260	1,573	1,614
Equity Result	500	329	176	160
Non-Operating Result	(25)	(34)	(4)	(9)
Income before Taxes and Profit Sharing	5,238	4,555	1,745	1,765
Income Tax and Contributions	(1,907)	(1,681)	(634)	(641)
Profit Sharing	(65)	(51)	(20)	(21)
Non-controlling Interest	(96)	(84)	(33)	(31)
Net Income	3,170	2,739	1,058	1,072

Note: For comparison purposes, the non-recurring events’ effects are not considered.

  58  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

								R$ million
	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12
Life and Pension Plans	588	698	639	582	552	564	542	570
Health	168	184	192	175	139	155	167	167
Capitalization Bonds	74	119	110	101	105	97	131	103
Basic Lines and Other	228	71	99	143	82	115	90	124
Total	1,058	1,072	1,040	1,001	878	931	930	964

Performance Ratios

	%
	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12
Claims Ratio (1)	72.7	70.2	70.1	71.1	72.7	71.1	69.6	70.5
Expense Ratio (2)	10.5	11.2	10.4	10.9	10.4	10.9	11.0	11.6
Administrative Expenses Ratio (3)	4.6	4.0	4.7	4.3	4.9	4.1	4.3	4.2
Combined Ratio (4) (5)	86.5	86.3	86.4	86.1	86.9	85.5	86.0	86.6

(1) Retained Claims/Earned Premiums;

(2) Sales Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Sales Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and

(5) Excluding additional reserves.

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In a comparison between the third quarter of 2014 and the same period of the previous year, there was an increase of 16.6% in written premiums, pension plan contribution and capitalization bond income. As for the second quarter of 2014, there was a reduction of 7.8%, due to the exceptional growth of 46.2% in the previous quarter of “Life and Pension Plan” products.

Cumulatively until September 2014, production increased by 9.8%, without considering the DPVAT agreement, over the same period of the previous year, influenced by “Auto RE”, “Health” and “Capitalization” products, which grew 30.9%, 21.0%, and 17.0%, respectively.

Bradesco    59

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

(*) In January 2014, Bradesco Vida e Previdência requested the shutdown of DPVAT insurance consortia. The DPVAT agreement share went from 18.4% to 5.4%, decrease of 13 p.p. over September 2013.

  60  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Retained Claims by Insurance Line

Total
70.5
69.6
71.1
72.7
71.1
70.1
70.2
72.7
4Q12
1Q13
2Q
3Q
4Q
1Q14
2Q
3Q

Life/AP
37.4
35.1
37.3
43.3
37.3
29.9
31.5
36.6
4Q12
1Q13
2Q
3Q
4Q
1Q14
2Q
3Q

Health
82.6
81.4
83.4
86.2
85.9
82.2
82.0
84.0
4Q12
1Q13
2Q
3Q
4Q
1Q14
2Q
3Q

Auto/RCF
72.0
66.0
65.2
66.7
71.2
68.5
73.5
72.4
4Q12
1Q13
2Q
3Q
4Q
1Q14
2Q
3Q

Bradesco   61

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Insurance Sales Ratio by Segment

Total
11.6
11.0
10.9
10.4
10.9
10.4
11.2
10.5
4Q12
1Q13
2Q
3Q
4Q
1Q14
2Q
3Q

Life/AP
23.3
23.4
18.8
21.8
21.2
21.8
20.7
18.5
4Q12
1Q13
2Q
3Q
4Q
1Q14
2Q
3Q

Health
5.4
5.6
5.7
5.7
5.6
4.7
5.0
5.1
4Q12
1Q13
2Q
3Q
4Q
1Q14
2Q
3Q

Auto/RCF
17.2
16.2
15.8
16.3
16.5
18.0
19.0
17.5
4Q12
1Q13
2Q
3Q
4Q
1Q14
2Q
3Q

  62  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses / Revenue

The improvement in the administrative efficiency ratio between the third quarter of 2014 and the same period of the previous year, is a result of: (i) the benefits generated by cost-cutting measures; and (ii) the 16.6% growth in revenue in the period. In turn, the reduction of 0.6 p.p. in the efficiency ratio in the third quarter of 2014 over the previous quarter is basically a result of the decrease of 7.8% in revenue.

Bradesco    63

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Technical Reserves

  64  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12
Net Income	588	698	639	582	552	564	542	570
Premium and Contribution Income (1)	5,645	7,301	4,994	8,505	4,971	7,535	5,698	8,053
- Income from Pension Plans and VGBL	4,383	6,117	3,898	7,317	3,838	6,475	4,677	6,976
- Income from Life/Personal Accidents Insurance Premiums	1,262	1,184	1,096	1,188	1,133	1,060	1,021	1,077
Technical Reserves	126,858	124,192	119,942	119,228	115,814	114,383	110,527	108,371
Investment Portfolio	132,535	129,193	126,001	124,655	121,211	119,842	118,380	117,418
Claims Ratio	36.6	31.5	29.9	37.3	43.3	37.3	35.1	37.4
Expense Ratio	18.5	20.7	21.8	21.2	21.8	18.8	23.4	23.3
Combined Ratio	63.4	57.8	58.6	67.3	72.6	61.0	70.0	68.1
Participants / Policyholders (in thousands)	27,625	27,789	27,451	28,256	28,044	27,030	25,722	25,837
Premium and Contribution Income Market Share (%) (2)	25.8	26.6	26.1	30.2	29.1	28.8	24.6	29.6
Life/AP Market Share - Insurance Premiums (%) (2)	17.5	17.2	17.6	17.0	16.9	16.3	16.4	18.0

(1)Life/VGBL/PGBL/Traditional; and

(2) In 3T14, it considers the latest data made available by Susep (Aug/14).

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Because of the solid structure, innovative product policy and market trust earned, Bradesco Vida e Previdência accounted for 25.8% of the pension plan and VGBL income. (source: Susep - data from August 2014).

The net income for the third quarter of 2014 15.8% lower compared to the previous quarter, influenced by the following factors: (i) a 5.1% increase in the “Life” product claims ratio; (ii) reduction in financial result; and partially counterbalanced by: (iii) improved sales ratio.

The net income for the first three quarters of 2014 increased 16.1% over the same period of the previous year, basically due to improvement: (i) of 5.9 p.p. in claims ratio; (ii) in sales ration; (iii) in financial result; and (iv) in general and administrative expenses.

Bradesco    65

       Economic and Financial Analysis

Bradesco Vida e Previdência

In September 2014, technical reserves for Bradesco Vida e Previdência stood at R$ 126.9 billion, made up of R$ 120.4 billion from “Pension Plans and VGBL” and R$ 6.5 billion from “Life, Personal Accidents and Other Lines”, meaning a growth of 9.5% over September 2013.

The Pension Plan and VGBL Investment Portfolio accounted for 31.0% of market funds in August 2014 (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In September 2014, the number of Bradesco Vida e Previdência customers surpassed 2.4 million pension plan and VGBL participants, and 25.2 million life and personal accident policyholders.	This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

  66  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12
Net Income	168	184	192	175	139	155	167	167
Net Written Premiums	3,851	3,509	3,372	3,274	3,154	2,926	2,787	2,727
Technical Reserves	6,226	6,149	5,794	5,726	6,585	6,503	6,308	5,582
Claims Ratio	87.6	86.1	86.9	88.5	89.8	87.3	84.7	85.3
Expense Ratio	4.8	4.6	4.1	5.4	5.4	5.4	5.2	5.1
Combined Ratio	98.1	97.7	96.9	99.5	99.6	98.9	96.2	98.5
Policyholders (in thousands)	4,475	4,360	4,273	4,173	4,117	4,082	3,985	3,964
Written Premiums Market Share (%) (1)	45.8	45.2	45.4	46.0	45.6	48.8	48.2	45.3

(1) In the third quarter of 2014, it considers the latest data made available by ANS (Aug/14).

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Revenue increased by 9.8% compared to the previous quarter. The net income of the third quarter of 2014 reduced by 8.7% over the second quarter of 2014, basically due to: (i) growth of 1.5 p.p. of claims ratio; and (ii) decrease in financial and equity result.

Net income for the first three quarters of 2014 was up 18.0% compared to the same period in the previous year, mainly due to: (i) a 21.0% increase in revenue; (ii) a 0.9 p.p. increase in sales; (iii) a 0.5 p.p. reduction in the claims ratio; (iv) improved financial and equity result; and (v) improvement in the administrative efficiency ratio.

In September 2014, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Approximately 98 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of revenue, 53 are Bradesco Saúde and Mediservice customers (source: Exame magazine’s Melhores e Maiores ranking, June 2014).

Bradesco    67

       Economic and Financial Analysis

Bradesco Saúde and Mediservice

Number of Bradesco Saúde and Mediservice Policyholders

Both companies have a combined total of over 4.4 million customers. The great participation of corporate insurance in the overall portfolio (96.0% in September 2014) shows its high level of specialization and customization in collective plans service.

We highlight the Small and Mid-Sized Group Insurance (SPG) portfolio, which covered 867 thousand lives in September 2014, up 20.8% compared to the same period in 2013.

Bradesco Capitalização

	R$ million (unless otherwise stated)
	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12
Net Income	74	119	110	101	105	97	131	103
Capitalization Bond Income	1,416	1,290	1,205	1,296	1,234	1,126	983	1,089
Technical Reserves	6,502	6,267	6,081	5,900	5,762	5,738	5,623	5,449
Customers (in thousands)	3,436	3,456	3,485	3,475	3,428	3,439	3,462	3,459
Premium Income Market Share (%) (1)	24.1	23.6	24.3	22.1	21.8	20.9	22.1	23.1

(1) In the third quarter of 2014, it considers the latest data made available by Susep (Aug/14).

In the third quarter of 2014, revenue increased by 9.8% compared to the previous quarter. Net income in the third quarter of 2014 reduced by 37.8% over the previous quarter, basically due to: (i) the decreased financial result; and (ii) the reduced equity result.

The net income until September 2014 reduced by 9.0% compared to the result of the same period of the previous year, basically due to: (i) decrease in operating result, because of the provision for drawing; and (ii) decrease in financial result.

  68  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the third quarter of 2014 in 1st place among the capitalization bond companies, due to its policy of transparency and of adjusting its products based on potential consumer demand and consistent with the market changes.

Concerned with providing products that better fit the most varied profiles and budgets of our customers, Bradesco Capitalização has a product portfolio ranging by payment method (lump or monthly), contribution term, periodicity and value of premiums that meet requirements and expectations of customers.

Combining a pioneer spirit with business strategic view, Bradesco Capitalização has launched onto the market products concerned with socio-environmental causes, in which part of the revenue goes to projects with this purpose. In addition to offering to customers the possibility of creating a financial reserve, Capitalization Bonds with socio-environmental profile seek to raise our customer’s awareness about the importance of this theme and allow them to participate in a noble cause that benefits society.

Bradesco Capitalização currently has partnerships with the following institutions: (i) SOS Mata Atlântica Foundation (which contributes to the preservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Amazonas Sustentável Foundation (which contributes to the sustainable development, environmental preservation and improvement to the quality of life of communities that benefit from preservation centers in the state of Amazonas); (iii) the Brazilian Cancer Control Institute (which contributes to the prevention, early diagnosis and treatment of breast cancer in Brazil); and (iv) Tamar Project (created to preserve sea turtles).

The portfolio is composed of 23.1 million active bonds. Of this total, 35.4% are represented by “Traditional Bonds”, sold at the Branches Network and at Bradesco Dia&Noite service channels. The other 64.6% of the portfolio is represented by “Incentive” bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE. Given that the purpose of this type of capitalization bond is to add value to the product of a partner company or even to encourage timely payment by its customers, the bonds have reduced maturity and grace terms and lower sale price.

Bradesco    69

       Economic and Financial Analysis

Bradesco Auto/RE and Atlântica Companhia de Seguros

	R$ million (unless otherwise stated)
	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12
Net Income	37	38	86	71	25	43	28	10
Net Written Premiums	1,655	1,551	1,399	1,108	1,276	1,204	1,039	1,014
Technical Reserves	5,952	5,689	5,314	4,998	5,003	4,817	4,643	4,577
Claims Ratio	62.8	62.5	58.0	59.1	59.5	58.6	58.5	63.7
Expense Ratio	21.0	21.8	20.9	19.6	18.9	18.0	17.7	17.8
Combined Ratio	105.4	107.6	103.6	104.5	101.6	100.8	105.6	109.6
Policyholders (in thousands)	4,536	3,690	3,882	3,613	3,631	3,652	3,798	3,871
Premium Income Market Share (%) (1)	10.7	10.6	10.3	8.8	9.1	9.1	8.8	10.0

 (1) In the third quarter of 2014, it considers the latest data made available by Susep (Aug/14).

Note: We are considering Atlântica Companhia de Seguros as of the first quarter of 2014.

In the third quarter of 2014, revenue increased by 6.7% compared to the previous quarter. The net income for the quarter remained virtually stable compared to the result for the previous quarter, as a result of: (i) an increase of 0.3 p.p. in claims ratio; (ii) reduction in the financial result; and counterbalanced, in part; (iii) by the improvement in sales ratio.

The net income until September of 2014 showed a growth of 67.7% compared to the same period in the previous year, mainly due to: (i) a 30.9% increase in revenue; (ii) increase in financial and equity result; (iii) increase in the administrative efficiency ratio; partially counterbalanced by: (iv) improvement of 2.3 p.p. in claims ration; and (v) increase of 3.0 p.p. in sales.

In the Property Insurance segment, the focus on large brokers and Corporate and Middle Market customers was maintained. This results in renewal of the main accounts, whether as the leading company or through participation in co-insurance. In Aviation and Maritime Hull insurance, the increased exchange with Corporate and Middle Market segments has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business.

Despite strong competition in the “Auto/RCF” line, the insurer increased its fleet to approximately 1.7 million vehicles, guaranteed by the maintenance of competitiveness, mainly due to the establishment of a refined and segmented quoting process. Another important fact relates to improvements to current products and the creation of products for a specific target market. Among them, it is worth noting the launch of the First Vehicular Protection of Bradesco Seguro (Bradesco Seguro Primeira Proteção Veicular), exclusive to Bradesco’s account holders, which helps, through the Day and Night Support services, new vehicles and vehicles of up to 15 years of use.

In order to provide its customers with a better service, Bradesco Auto/RE currently counts with 28 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place. Including: auto claims services, rental car reservations, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

  70  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to maintenance of customer base, which comprises around 3.9 million customers in the last 12 months.

It is worth pointing out that we continue with a strong strategy for the ‘residential insurance” segment, totaling more than 1.6 million insured homes. We recently launched the Monthly Home Insurance; a product with monthly billing via checking account debit.

Bradesco    71

       Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income						R$ million
	9M14	9M13	3Q14	2Q14	Variation
					12 Months	Quarter
Card Income	5,924	5,207	2,023	1,965	717	58
Checking Account	2,941	2,655	1,025	972	286	53
Loan Operations	1,887	1,644	688	625	243	63
Fund Management	1,792	1,735	653	578	57	75
Collection	1,168	1,091	400	388	77	12
Consortium Management	640	526	228	214	114	14
Underwriting / Financial Advisory Services	516	415	135	160	101	(25)
Custody and Brokerage Services	384	387	138	121	(3)	17
Payments	286	254	89	100	32	(11)
Other	712	644	260	205	68	55
Total	16,250	14,559	5,639	5,328	1,691	311

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

  72  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Fee and Commission Income

Card Income

In the third quarter of 2014, card services income increased, totaling R$ 2,023 million, a growth of R$ 58 million over the previous quarter, basically due to: (i) increased volume of transactions in the period; and (ii) increased revenue.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the growth of 13.8%, or R$ 717 million are mainly due to: (i) an increase in income from purchases and services, resulting from the 11.0% increase in revenue, which reached R$ 96.0 billion in the first three quarters of 2014; (ii) increase in the credit and debit card base; and (iii) the greater volume of transactions in the period.

Bradesco    73

       Economic and Financial Analysis

Fee and Commission Income

Checking Account

Checking account service income increased 5.5% in the third quarter of 2014, compared to the previous quarter, basically due to: (i) the expansion of customer service portfolio; and (ii) an increase in business volume.

In the comparison between the first three quarters of 2014 and the same period of the previous year, such revenues grew R$ 286 million, or 10.8%, mainly due to: (i) the expansion of the checking account customer base, whose net increase represented 177,000 active checking account holders (158,000 individual customers and 19,000 corporate customers); (ii) the expansion of the customer service portfolio; and (iii) an increase in business volume

Loan Operations

In the third quarter of 2014, revenues from loan operations totaled R$ 688 million, with a growth of 10.1% over the previous quarter, mainly due to the increased volume of operations contracted in the quarter.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the 14.8% increase was mainly driven by: (i) increased volume of operations contracted in the period; and (ii) higher income from collaterals, which increased 11.8%, derived mostly from a 7.5% growth in the volume of “Sureties and Guarantees” operations.

  74  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the third quarter of 2014, income from fund management totaled R$ 653 million, accounting for a growth of R$ 75 million compared to the previous quarter, basically due to the 5.3% increase in the volume of funds and portfolios raised and managed.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the increase of R$ 57 million was basically due to the increase in the volume of funds raised and managed, which grew 11.1% in the period.

Highlight to investments in fixed income funds, with growth of 14.2% in the period.

Shareholders' Equity	R$ million			Variation %
	Sept14	Jun14	Sept13	Quarter	12M
Investment Funds	449,440	423,668	397,156	6.1	13.2
Managed Portfolios	31,164	30,964	31,639	0.6	(1.5)
Third-Party Fund Quotas	6,337	7,614	9,475	(16.8)	(33.1)
Total	486,941	462,246	438,270	5.3	11.1
x	x	x	x	x	x
Distribution	R$ million			Variation %
	Sept14	Jun14	Sept13	Quarter	12M
Investment Funds – Fixed Income	421,227	395,546	368,766	6.5	14.2
Investment Funds – Equities	28,213	28,122	28,390	0.3	(0.6)
Investment Funds – Third-Party Funds	4,419	5,496	7,199	(19.6)	(38.6)
Total - Investment Funds	453,859	429,164	404,355	5.8	12.2
x
Managed Portfolios - Fixed Income	22,606	21,870	22,970	3.4	(1.6)
Managed Portfolios – Equities	8,558	9,094	8,669	(5.9)	(1.3)
Managed Portfolios - Third-Party Funds	1,918	2,118	2,276	(9.4)	(15.7)
Total - Managed Funds	33,082	33,082	33,915	-	(2.5)
x
Total Fixed Income	443,833	417,416	391,736	6.3	13.3
Total Equities	36,771	37,216	37,059	(1.2)	(0.8)
Total Third-Party Funds	6,337	7,614	9,475	(16.8)	(33.1)
Overall Total	486,941	462,246	438,270	5.3	11.1

Bradesco    75

       Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collection)

In the third quarter of 2014, billing and collection income remained stable compared to the previous quarter.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the 8.1% – or R$ 109 million – increase was mainly due to the greater volume of processed documents, which increased from 1,577 million in the first three quarters of 2013 to 1,632 million in the first three quarters of 2014, a growth of 3.5% in the period.

Consortium Management

In the third quarter of 2014, the income from consortium management had an increase of 6.5% compared to the previous quarter, as a result of the sales made in that period. On September 30, 2014, Bradesco had 1,020 thousand active quotas (1,010 thousand active quotas on June 30, 2014), ensuring a leading position in all the segments it operates (real estate, auto and trucks/tractors/machinery and equipment).

In the comparison between the first three quarters of 2014 and the same period of the previous year, the 21.7% increase in income from consortium management was mainly driven by: (i) a higher volume of received bids; (ii) the increase in the average ticket; and (iii) the increase in sales of new quotas, ranging from 876 thousand active quotas on September 30, 2013, to 1,020 thousand active quotas on September 30, 2014, an increase of 144 thousand net quotas.

  76  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the third quarter of 2014, total earnings with custody and brokerage services increased R$ 17 million or 14.0% over the previous quarter. This behavior is mainly attributed to higher volumes traded on BM&FBovespa, and to the growth of R$ 43 billion in assets held in custody, which affected custody and brokerage revenues.

In the comparison between the first three quarters of 2014 and the same period in the previous year, custody and brokerage revenues remained virtually stable.

It is worth stressing that we surpassed R$ 1 trillion in assets held in custody.

Underwriting / Financial Advisory Services

The R$ 25 million reduction in the quarter-over-quarter comparison resulted primarily from the performance in the capital market during the second quarter of 2014. It is important to note that variations recorded in this income derive from the volatile behavior of the capital market.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the increase of R$ 101 million is mainly related to the higher business volume in the period.

Bradesco   77

       Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel and Administrative Expenses						R$ million
	9M14	9M13	3Q14	2Q14	Variation
					12 Months	Quarter
Personnel Expenses
Structural	8.254	7.745	2.881	2.727	509	154
Payroll/Social Charges	6.126	5.773	2.146	2.026	353	120
Benefits	2.128	1.972	735	701	156	34
Non-Structural	2.037	1.851	683	721	186	(38)
Management and Employee Profit Sharing	1.150	1.022	401	390	128	11
Provision for Labor Claims	580	583	177	220	(3)	(43)
Training	94	72	40	36	22	4
Termination Costs	213	174	65	74	39	(9)
Total	10.291	9.596	3.564	3.448	695	116
x
Administrative Expenses
Outsourced Services	2.833	2.920	974	956	(87)	18
Depreciation and Amortization	1.404	1.230	486	466	174	20
Communication	1.136	1.195	382	378	(59)	4
Data Processing	972	945	340	326	27	14
Rental	656	616	225	216	40	9
Transportation	595	619	193	200	(24)	(7)
Financial System Services	580	555	196	188	25	8
Advertising and Marketing	533	493	184	170	40	14
Asset Maintenance	500	484	169	180	16	(11)
Security and Surveillance	417	363	140	139	54	1
Materials	253	227	85	91	26	(6)
Water, Electricity and Gas	173	170	54	57	3	(3)
Trips	102	99	37	34	3	3
Other	535	748	163	175	(213)	(12)
Total	10.689	10.664	3.628	3.575	25	53
x
Total Personnel and Administrative Expenses	20.980	20.260	7.192	7.023	720	169
x					0	-
Employees	98.849	101.410	98.849	99.027	(2.561)	(178)
Service Points	74.028	71.724	74.028	73.208	2.304	820

In the third quarter of 2014, total Personnel and Administrative Expenses amounted to R$ 7,192 million, with growth of 2.4% in comparison with the previous quarter. In the first three quarters of 2014, Personnel and Administrative Expenses totaled R$ 20,980 million, with an increase of 3.6% compared to the same period of the previous year.

Personnel Expenses

In the third quarter of 2014, personnel expenses totaled R$ 3,564 million, with variation of 3.4% or R$ 116 million compared to the previous quarter.

In the "structural" portion, the increase of R$ 154 million in expenses was mainly due to increased wage levels and labor obligations updates, in accordance with collective agreement, whose impact was R$ 144 million, of which R$ 51 million refer to the increase in the recurring monthly sheet from September 2014.

In the “non-structural portion”, the reduction of R$ 38 million was basically due to: (i) the smaller expense with provisions for labor proceedings, in the amount of R$ 43 million; and counterbalanced, in part, by (ii) greater expenses with profit and results sharing of managers and employees (PLR), in the amount of R$ 11 million.

  78  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel Expenses

In the comparison between the first three quarters of 2014 and the same period of the previous year, the increase of R$ 695 million or 7.2% was mainly due to: (i) the “structural” portion, totaling R$ 509 million, related to the increase in expenses with payroll, social charges and benefits, impacted by higher salaries (2013 and 2014 collective agreement); and (ii) the increase of R$ 186 million in the “non-structural” portion, resulting mainly from greater expenses with: (a) employees and managers profit sharing (PLR), totaling R$ 128 million; and (b) termination and charge costs, totaling R$ 39 million.

Bradesco    79

       Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

Administrative expenses amounted to R$ 3,628 million in the third quarter of 2014, with a growth of R$ 53 million, or 1.5%, compared to the previous quarter, mainly due to greater expenses with: (i) depreciation and amortization, in the amount of R$ 20 million; (ii) outsourced services, in the amount of R$ 18 million; (iii) data processing, in the amount of R$ 14 million; (iv) marketing and advertising, in the amount of R$ 14 million; and offset by lower expenses with: (v) maintenance and preservation of assets, in the amount of R$ 11 million.

In the comparison between the first three quarters of 2014 and the same period of the previous year, total administrative expenses remained stable, with variation of 0.2%, while inflation, IPCA and IGPM-M ratios showed variations of 6.75% and 3.54%, respectively. Such behavior reflects the constant control over costs, despite (i) the expansion in business volumes and (ii) the organic growth recorded in the period, with the opening of 2,304 Service Points, with highlight to Bradesco Expresso, for totaling 74,028 Service Points on September 30, 2014.

  80  Report on Economic and Financial Analysis – September 2014

Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio over the last 12 months maintained its improvement with a 1.8 p.p. growth, mainly due to an increase in fee and commission income, combined with ongoing cost control efforts, including the initiatives of our Efficiency Committee and measures applied to increase the offer of products and services to the entire client base.

It should be pointed out that 75.9% is the best rate over the last six years.

(1) Fee and Commission Income/Administrative and Personnel Expenses (in the last 12 months).

Tax Expenses

The increase of R$ 62 million in tax expenses compared to the previous quarter, and the increase of R$ 289 million, or 9.2%, in the year-over-year comparison was basically due to the increase in expenses with PIS/Cofins/ISS, derived from the increase in taxable income.

Equity in the Earnings (Losses) of Unconsolidated Companies

In the third quarter of 2014, the equity in the earnings (losses) of unconsolidated companies was R$ 43 million, a growth of R$ 8 million, or 22.9%, compared to the previous quarter, mainly due to greater results with the unconsolidated company “IRB – Brasil Resseguros”.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the increase of R$ 113 million was mainly attributed to better results with the unconsolidated company “IRB – Brasil Resseguros”.

Bradesco    81

       Economic and Financial Analysis

Operating Income

Operating income stood at R$ 6,100 million in the third quarter of 2014, an increase of R$ 18 million over the previous quarter. This performance was mostly driven by: (i) improved results in provision of services income, in the amount of R$ 311 million; (ii) greater results with net interest income, totaling R$ 215 million; counterbalanced, in part, by; (iii) increased expenses with allowances for loan losses, in the amount of R$ 207 million, and (v) the increase in personnel and administrative expenses, in the amount of R$ 169 million; (v) the lower operating income from Insurance, Pension Plan and Capitalization Bond, in the amount of R$ 100 million; and (vi) greater tax expenses in the amount of R$ 62 million.

In the comparison between the first three quarters of 2014 and the same period of the previous year, the increase of R$ 3,693 million, or 26.6%, was mainly due to: (i) higher net interest income, totaling R$ 3,287 million; (ii) increase in provision of services income, totaling R$ 1,691 million;

(iii) increase in the operating income from Insurance, Pension Plans and Capitalization Bonds, in the amount of R$ 401 million; partially counterbalanced by: (vi) greater personnel and administrative expenses, totaling R$ 720 million; (v) the increase in other operating expenses (net of other income), in the value of R$ 524 million; (vi) increased tax expenses, amounting to R$ 289 million; and (vii) greater expenses with allowances for loan losses , totaling R$ 266 million.

Non-Operating Income

In the third quarter of 2014, non-operating income posted a loss of R$ 45 million, an increase of R$ 11 million, compared to the previous quarter, and an increase of R$ 26 million, in a comparison between the first three quarters of 2014 and the same period of the previous year. The variations presented reflect the greatest non-operating expenses (such as losses on sale of foreclosed assets/other) in the period.

  82  Report on Economic and Financial Analysis – September 2014

# Return to Shareholders

# 3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2000

         Return to Shareholders

Corporate Governance

Bradesco’s management is made up of the Board of Directors and the Statutory Board of Executive Officers. The former is composed of nine members who are eligible for reelection, and includes eight external members, including the Chairman (Mr. Lázaro de Mello Brandão) and one internal member (The Chief Executive Officer, Mr. Luiz Carlos Trabuco Cappi). The Board members are elected by the Annual Shareholders’ Meeting, which elect the members of the Board of Executive Officers.

Assisting it in performing its duties, Bradesco’s Corporate Governance structure includes six (6) Committees subordinated to the Board of Directors, two (2) of which are Statutory Committees (Audit and Compensation) and four (4) Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation and Sustainability), in addition to multiple Executive Committees subordinated to the Board of Executive Officers.

Bradesco guarantees its shareholders, as a minimum dividend, 30% of adjusted net income, as well as 100% tag-along rights for common shares and 80% for preferred shares. Preferred shares are also entitled to dividends 10% greater than those paid to common shares.

Bradesco was rated brAA+ (Excellent Corporate Governance Practices) by Austin Rating. Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa in 2001, as well as to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (Abrasca), in 2011.

All subjects proposed for the General Meetings were duly approved on March 10, 2014.

On March 12, 2014, the CEO, Mr. Luiz Carlos Trabuco Cappi, was elected Vice-Chairman of Bradesco’s Board of Directors.

Further information is available at the Bradesco’s Investor Relations website (www.bradescori.com.br – Corporate Governance Section).

Investor Relations (IR)

In the third quarter, the Investor Relations area participated in events in 8 events in Brazil and 4 abroad, in Abu Dhabi, Doha, the United Arab Emirates and London. The schedule of events in Brazil counted with 3 Apimec meetings in the cities of Rio de Janeiro, Porto Alegre and São Paulo, with an audience of 1,264 people and more than 2,000 Internet users.

In addition, the Investors Relations area frequently provides services to shareholders, investors and analysts by phone, e-mail, and at its headquarters.

Sustainability

Bradesco remains in the portfolio of the Dow Jones Sustainability World Index 2013/2014

For the ninth consecutive year, Bradesco was selected to join the Dow Jones Sustainability Index - DJSI of the New York Stock Exchange, in portfolios Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets. The index is composed of shares of listed companies that adopt the best practices in corporate sustainability, assessed through their performance in attributes such as: corporate governance, risk management, management of climate changes, human capital development and management of suppliers. Since 1999, the Dow Jones Sustainability World Index is recognized by the capital market as the first global index that assigns differentiated value to companies that demonstrate consistently their actions and strategies for maintaining the ability to create value for stakeholders in the long term.

  84  Report on Economic and Financial Analysis – September 2014

Return to Shareholders

Sustainability

National Monetary Council Resolution No 4327/14

Published by the Central Bank in April 2014, Resolution No 4327/14 is a relevant fact to the national and international financial system, as it regulates the need for adopting a social and environmental responsibility policy compatible with the nature of business of financial institutions authorized to operate by said regulator. The normative is the result of the evolution of the discussions of the sector on the topic and demonstrates that the issue goes beyond isolated environmental aspects to permeate business in full.

In anticipation to the Resolution, along the first half of 2013, the areas of Sustainability and Corporate Planning of Bradesco have teamed up in a robust process for structuring a sustainability strategic planning for the next 5 years. The process counts with the participation of the Executive Board and all dependencies of the Bradesco Organization, having as main objective to establish a clear relationship of sustainability with business, thus managing risks and opportunities appropriately. In a parallel way, the Bradesco Organization is working in both the review of the current Policy of Sustainability, as in the preparation of an Action Plan toward enhancing existing practices and meeting the new requirements of the market. The deadline to comply with the Resolution is February 28, 2015.

Bradesco was present at the Ethos Conference

Bradesco once again participated as a sponsor and organizer of the Ethos Conference, ratifying its commitment to corporate sustainability. Such participation sought to support discussions about innovative solutions and management models, benefiting sectors of the economy, society and other publics.

The Next moments brought to the event high-level discussions about "Digital technologies and new sources of value", "Business and innovative tools", and "Responsible innovation and business vision".

Bradesco    85

         Return to Shareholders

Bradesco Shares

Number of Shares – Common and Preferred Shares (1)

	In thousands
	Sept14	Jun14	Sept13
Common Shares	2,100,738	2,100,738	2,100,738
Preferred Shares	2,094,652	2,094,652	2,096,007
Subtotal – Outstanding Shares	4,195,391	4,195,391	4,196,745
Treasury Shares	11,883	11,883	10,529
Total	4,207,274	4,207,274	4,207,274
(1) Excluding bonuses and stock splits during the periods.

On September 30, 2014, Bradesco’s Capital Stock stood at R$ 38.1 billion, composed of 4,207,274 thousand shares, made up of 2,103,637 thousand common shares and 2,103,637 thousand preferred shares. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Cia. Comercial de Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is in turn controlled by Fundação Bradesco and BBD Participações S.A., whose shareholders are the majority of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

Number of Shareholders – Domiciled in Brazil and Abroad

	Sept14%		Ownership of Capital (%)	Sept13%		Ownership of Capital (%)
Individuals	320,511	89.6	21.8	327,903	89.8	22.4
Companies	35,915	10.1	45.4	36,224	9.9	44.8
Subtotal Domiciled in Brazil	356,426	99.7	67.2	364,127	99.7	67.2
Domiciled Abroad	1,189	0.3	32.8	1,054	0.3	32.8
Total	357,615	100.0	100.0	365,181	100.0	100.0

Regarding Bradesco’s shareholders, residing either in Brazil or abroad, there were 356,426 domiciled in Brazil on September 30 2014, accounting for 99.7% of all the shareholders, representing 67.2% of shares. The number of shareholders residing abroad was 1,189, accounting for 0.3% of the total number of shareholders, representing 32.8% of shares.

  86  Report on Economic and Financial Analysis – September 2014

Return to Shareholders

Bradesco Shares

Average Daily Trading Volume of Shares

Bradesco shares are traded on BM&FBovespa (São Paulo) and the New York Stock Exchange (NYSE). Since November 21, 2001, Bradesco trades its ADRs backed by preferred shares on NYSE. As of March 13, 2012, it has also traded ADRs backed by common shares.

In the first three quarters of 2014, the average volume traded in a daily basis reached R$ 565 million, being the highest value presented in the series below. Compared to the previous year, the average volume daily traded rose up 6.4%, due to the higher trading volume of our ADRs backed by preferred shares on the NYSE.

Bradesco    87

         Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares - BBDC4

The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends, compared to the Ibovespa and the Interbank Deposit Rate (CDI). If by late December 2001 R$ 100 were invested, Bradesco’s shares would be worth approximately R$ 1,129 by September 2014, which is a substantially higher appreciation compared to that presented by Ibovespa and CDI within the same period.

Share and ADR Performance (1)

	In R$ (unless otherwise stated)
	3Q14	2Q14	Variation %	9M14	9M13	Variation %
Adjusted Net Income per Share	0.94	0.91	3.3	2.68	2.14	25.2
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.26	0.26	-	0.75	0.61	23.0
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.29	0.28	3.6	0.83	0.67	23.9

	In R$ (unless otherwise stated)
	Sept14	Jun14	Variation %	Sept14	Sept13	Variation %
Book Value per Common and Preferred Share	18.89	18.31	3.2	18.89	15.97	18.3
Last Trading Day Price – Common Shares	35.00	32.24	8.6	35.00	34.49	1.5
Last Trading Day Price – Preferred Shares	34.84	32.05	8.7	34.84	30.38	14.7
Last Trading Day Price – ADR ON (US$)	14.32	14.67	(2.4)	14.32	15.75	(9.1)
Last Trading Day Price – ADR PN (US$)	14.25	14.52	(1.9)	14.25	13.88	2.7
Market Capitalization (R$ million) (2)	146,504	134,861	8.6	146,504	136,131	7.6

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

  88  Report on Economic and Financial Analysis – September 2014

Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4). In October 2014, we analyzed 10 reports prepared by these analysts. Their recommendations and a general consensus on the target price for December 2014 can be found below:

Recommendations %		Target Price in R$ for Dec14
Buy	60.0	Average	41.8
Keep	40.0	Standard Deviation	4.1
Sell	-	Higher	48.1
Under Analysis	-	Lower	36.5

For more information on target price and recommendation by each market analyst that monitors the performance of Bradesco shares, go to our Shareholder Relationship website at: www.bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

On September 30, 2014, Bradesco’s market value, including closing quotes of Common and Preferred shares, was R$ 146.5 billion, a growth of 7.6% over September 30, 2013.

Bradesco    89

         Return to Shareholders

Main Indicators

Price/Earnings Ratio (1): indicates a possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.	(1) Twelve-month adjusted net income.

Price/Book Ratio: indicates the multiple by which Bradesco’s market capitalization exceeds its book value.

Dividend Yield (1) (2): the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income.

(1) Source: Economatica; and (2) Calculated by the share with highest liquidity.

  90  Report on Economic and Financial Analysis – September 2014

Return to Shareholders

Dividends/Interest on Shareholders’ Equity

In the first three quarters of 2014, R$ 3,760 million were assigned to shareholders as interest on shareholders’ equity (JCP) and dividends. Over the past 12 months, the total JCP and Dividends assigned to shareholders accounted for 34.9% of the net income for the fiscal year and, considering the income tax deduction and JCP assignments, it was equivalent to 31.5% of the net income.

(1) In the last 12 months.

Weight on Main Stock Indexes

Bradesco’s shares comprise Brazil’s main stock indexes, including the IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio comprising 50 and 100 of the most traded shares on BM&FBovespa, respectively), IFNC (Financial Index that comprises banks, insurance and financial companies), ISE (Corporate Sustainability Index), IGC (Special Corporate Governance Stock Index), the ITAG (Special Tag-Along Stock Index), the ICO2 (indicator composed of shares of companies that participate in the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices), and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest cap companies listed).

Abroad, Bradesco shares are listed on NYSE’s Dow Jones Sustainability World Index and the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

Sept14	In % (1)
Ibovespa	9.1
IBrX-50	9.7
IBrX-100	8.6
IFNC	19.9
ISE	4.8
IGC	6.5
ITAG	11.9
ICO2	14.7
MLCX	9.2

(1) Represents Bradesco’s weight on the portfolio of main Brazilian stock market indexes.

Bradesco    91

         Return to Shareholders

(This page intentionally left blank)

  92  Report on Economic and Financial Analysis – September 2014

## Additional Information

# 4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

          Additional Information

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Sept14	Jun14	Sept13	Jun13
Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	14.9	17.1	16.0
Savings Deposits	N/A	13.4	13.4	13.4
Time Deposits	N/A	10.2	11.2	11.0
Loan Operations	10.5 (1) (2)	10.5 (1)	10.9	11.0
Loan Operations - Private Institutions	22.3 (1) (2)	22.3 (1)	22.1	22.1
Loan Operations - Vehicles Individuals (CDC + Leasing)	13.3 (1) (2)	13.2 (1)	13.9	14.2
Payroll-Deductible Loans	12.3 (1) (2)	12.1 (1)	12.0	11.6
Number of Branches	20.6	20.6	21.0	21.1
Banks – Source : Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	26.3	26.1	25.4	25.1
Banks – Source : Anbima
Managed Investment Funds and Portfolios	19.0	18.5	18.3	18.0
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	23.4 (2)	23.5	23.8	24.0
Insurance Premiums (including Long-Term Life Insurance - VGBL)	22.8 (2)	23.0	23.6	23.9
Life Insurance and Personal Accident Premiums	17.5 (2)	17.2	17.1	16.3
Auto/Basic Lines Insurance Premiums	10.7 (2)	10.6	9.1	9.1
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	13.6 (2)	13.6	10.6	11.0
Health Insurance Premiums	45.8 (2)	45.2	45.6	48.8
Income from Pension Plan Contributions (excluding VGBL)	31.8 (2)	32.2	31.2	30.9
Capitalization Bond Income	24.1 (2)	23.6	21.8	20.9
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	27.5 (2)	27.9	29.1	29.5
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	24.8 (2)	25.7	28.8	28.5
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	24.1 (2)	24.8	25.7	25.7
Pension Plan Investment Portfolios (including VGBL)	31.0 (2)	31.3	32.3	32.6
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.6 (2)	19.9	19.7	19.7
Consortia – Source: Bacen
Real Estate	27.1 (2)	27.6	30.5	30.3
Auto	27.4 (2)	28.8	27.8	26.7
Trucks, Tractors and Agricultural Implements	18.0 (2)	18.2	18.8	18.9
International Area – Source: Bacen
Export Market	18.1	18.4	18.1	17.4
Import Market	13.6	14.3	15.8	15.4
(1) SFN data is preliminary; and
(2)   Base Date: Aug/14.
N/A – Not Available.

  94  Report on Economic and Financial Analysis – September 2014

Additional Information

Additional Information

Market Share of Products and Services

Branch Network

Region	Sept14		Market Share	Sept13		Market Share
	Bradesco	Market		Bradesco	Market
North	276	1,112	24.8%	280	1,092	25.6%
Northeast	843	3,606	23.4%	850	3,537	24.0%
Midwest	344	1,804	19.1%	346	1,752	19.7%
Southeast	2,423	11,843	20.5%	2,433	11,684	20.8%
South	773	4,304	18.0%	788	4,294	18.4%
Total	4,659	22,669	20.6%	4,697	22,359	21.0%

Reserve Requirements

%	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12
Demand Deposits
Rate (2)	45	45	44	44	44	44	44	44
Additional (3)	-	-	-	-	-	-	-	-
Reserve Requirements (1)	34	34	34	34	34	34	34	34
Reserve Requirements (Microfinance)	2	2	2	2	2	2	2	2
Free	19	19	20	20	20	20	20	20
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (3)	10	10	10	10	10	10	10	10
Reserve Requirements	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (3) (5)	20	20	20	20	20	20	20	20
Additional (3)	11	11	11	11	11	11	11	11
Free	69	69	69	69	69	69	69	69
(1) At Bradesco, reserve requirements are applied to Rural Loans;
(2) Collected in cash and not remunerated;
(3) Collected in cash with the Special Clearance and Custody System (Selic) rate;
(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until 05/03/12, and TR + 70% of the Selic rate for deposits made as of 05/04/12, when the Selic rate is equal to or lower than 8.5% p.a.; and
(5) As of the calculation period from 03/29/2010 to 04/01/2010, with compliance on 04/09/2010, reserve requirements are now exclusively in cash, and may be paid with credits acquired as provided for by legislation in force.

Note: On 7/24/2014, the Central Bank issued Circular Letter No. 3712/14, allowing the use of certain credit transactions in the reduction of Reserve Requirements.

Bradesco    95

          Additional Information

Additional Information

Investments in Infrastructure, Information Technology and Telecommunication

With constant investment in technology, Bradesco has been increasingly consolidating its efficiency and focus on reduction of expenses in recent months, showing, through innovation, the ease of communication with its customers regarding contracting of products and services, in addition to the enhancement of internal-use routines, increasing the practicality and usability for its employees.

In July 2014, an important tool for checking and performing interbank transfers (TED, DOC and TEC) was made available at the Branch and Department Network. It is Bradesco Available Electronic Transfer Application, already operating in all Branches, which makes these operations more dynamic, as it allows customers to check several items on their account.

On Facebook, people with hearing disabilities are able to use an exclusive channel to interact with Bradesco and other users of the social network. The application is called Bradesco Libras, whereby videos are translated by an interpreter, allowing users to receive information regarding product, services, campaigns, safety tips, and more.

In this very same month, Bradesco was chosen, for the third consecutive year, the "Best Brazilian Bank" by Euromoney magazine. It is the Euromoney Awards for Excellence, the most important international award of the financial sector. Promoted by this prestigious and traditional English publication, it is considered a reference in the sector. The choice of the winners is based on an evaluation of the performance achieved, considering aspects such as profitability, carrying out of tasks, leadership, growth, innovations introduced in the market, and efficiency. The publication highlighted Bradesco’s leadership and focus, as well as its operational efficiency, a result of continuous investments in technology, strong control over expenses and gains with organic growth.

Bradesco was also featured in the ranking of The Banker magazine, due to the product F. Banking - Bradesco Investimentos e Crédito via Facebook, aiming to be where the customers are. Bradesco’s system was adapted to the new channel, but still has the same appearance as other channels, like the Internet Banking and mobile phone. The convenience for users is that they do not have to leave Facebook to conduct their banking transactions.

In a continuous search for innovation, other products were launched: application for Windows Phone; increased limit for transfer to customers that use Token and M-Token on Bradesco Celular, barcode scanner technology, b. wallet (service that allows customers to pay bills with Bradesco credit and debit cards - Visa flag - via smartphone), among others.

In August, Bradesco launched the InovaBra, a program that aims to discover innovations that can be used in the development of financial products and services towards the creation of new solutions for Bradesco. The program is aimed at companies in early stages of operation, called startups, located in Brazil, and lasts ten months: four for selection process, and six months for interaction process with Bradesco. At the end of the program, those that successfully complete the formation of their solutions may have their products used by Bradesco.

In September 2014, Bradesco innovated with check deposit via smartphone, pioneering service in Brazil that eliminates the need for physical document deposit. The service was started in 2012 on Digital Branches – Retail and Prime, and now is implemented at Bradesco Prime Paulista (SP) and Dona Primitiva Vianco (Osasco) Branches. To make a deposit via smartphone, the customer needs to download Bradesco application and, through it, capture the check with the mobile phone camera. Then, the customer will send the document by using the transactional environment of the app. The period for compensation is the same as for the physical deposit, and the operation can be checked on the account statement immediately.

There have been important advances in the Systems Architecture. At the end of type approvals and implementations in this quarter, development stood at 90.7%. Large implementation have been completed as Mortgage and Credit Recovery- Business Plan, in addition to significant advances in the pilot and expansion such as Collection, Payroll-Deductible Loans and Automatic Debit.  Highlight also to the approvals that, from December 2014, will enable the trading of Assets, such as Leasing, Farm Loan and Transfers of Funds, and the certification of the Contas Project.

  96 Report on Economic and Financial Analysis – September 2014

Additional Information

Investments in Infrastructure, Information Technology and Telecommunications

To improve the availability and integrity of processed data, Bradesco has completed the revitalization of its contingency Datacenter infrastructure at Núcleo Alphaville, and has also upgraded their central computers (Mainframes), purchasing the latest models available on the market. Now, it also has the technology of solid disks for data storage systems, allowing for a better performance in the processing of the services offered. It has completed the migration of Amex International processing platform to Bradesco’s local platform, which aimed at the operating efficiency and the possibility of increasing the network of affiliated establishments.

As a prerequisite for its continuous expansion, Bradesco has invested R$ 3,471 million in Infrastructure, Information Technology and Telecommunications in the first three quarters of 2014. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

	R$ million
	9M14	2013	2012	2011	2010
Infrastructure	557	501	718	1,087	716
Information Technology and Telecommunications	2,914	4,341	3,690	3,241	3,204
Total	3,471	4,842	4,408	4,328	3,920

Risk Management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic aspect of markets forces Bradesco to engage in continuous improvement of this activity in pursuit of best practices. That has allowed Bradesco to use its internal market risk models, which were already in force, to calculate regulatory capital, since January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Detailed information on the risk management process, Capital, as well as the Organization’s risk exposure, can be found in the Risk Management Report, available on the Investor Relations website: www.bradescori.com.br.

Bradesco    97

          Additional Information

Capital Management

The Capital Management structure aims to providing conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by the Organization, through an adequate capital sufficiency planning. This structure is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

In addition to the Committee structure, the Organization has a department responsible for the capital management centralization, named Capital Management and Internal Capital Adequacy Assessment Process (ICAAP), subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and the Organization’s supporting areas.

The capital plan is devised on an annual basis and approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by the Organization. Such projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management structure, an internal process has been established to assess capital adequacy (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress scenarios. Capital adequacy and sufficiency information represent essential tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the 2013 Annual Report, on the Investor Relations website: www.bradescori.com.br.

  98  Report on Economic and Financial Analysis – September 2014

Additional Information

Capital Adequacy Ratio

The implementation of the new capital structure in Brazil began in October 2013. Through the CMN Resolution No. 4192/13, Bacen provided a new methodology to assess Capital, replacing CMN Resolution No. 3444/07.

Considering that such methodology entails the introduction of new adjustments, we have adapted the historical series, stated in periods, for the transition from Basel II to Basel III.

It is important to note that indexes published by September 2013 were kept, but cannot be compared due to the current resolution’s criteria.

In September 2014, the Capital amounted to R$ 95,825 million, against risk-weighted assets totaling R$ 588,752 million. The Basel Capital Adequacy Ratio had an increased compared to the previous quarter of 0.5 p.p., from 15.8% in June 2014 to 16.3% in September 2014, impacted, basically by: (i) the increase in Shareholders' Equity, due to the increase in the result for the quarter; and (ii) the reduction in the asset weighting of credit risk caused by the effect of Bacen Circular Letter Nº 3711/14 and Nº 3714/14.

								R$ million
Calculation Basis	Basel III (1) Financial Consolidated				Basel II Economic-Financial Consolidated
	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12
Capital	95,825	94,090	92,235	95,804	93,064	92,629	96,721	96,933
Tier I	74,127	71,892	69,934	70,808	71,830	69,868	67,980	66,066
Common Equity	74,127	71,892	69,934	70,808	71,830	69,868	67,980	66,066
Shareholders' Equity	79,242	76,800	73,326	70,940	67,033	66,028	69,442	70,047
Prudential Adjustments provided for in CMN Resolution 4192/13 (2)	(5,115)	(4,908)	(3,392)	(132)	-	-	-	-
Adjustments Provided for in CMN Resolution 3444/07	-	-	-	-	4,797	3,840	(1,462)	(3,981)
Tier II	21,698	22,198	22,301	24,996	21,234	22,761	28,741	30,867
Mark-to-Market Adjustments	-	-	-	-	(4,508)	(3,593)	1,732	4,229
Subordinated Debt (3)	21,698	22,198	22,301	24,996	25,741	26,354	27,009	26,638
Risk-Weighted Assets (RWA)	588,752	596,457	585,991	576,777	566,797	603,541	621,030	600,520
Credit Risk	534,165	548,600	534,885	526,108	482,336	479,217	494,015	503,136
Operating Risk	30,980	29,853	29,853	23,335	33,100	30,494	30,494	31,197
Market Risk	23,607	18,004	21,253	27,334	51,361	93,831	96,522	66,188
Total Ratio (4)	16.3%	15.8%	15.7%	16.6%	16.4%	15.4%	15.6%	16.1%
Tier I Capital	12.6%	12.1%	11.9%	12.3%	12.7%	11.6%	11.0%	11.0%
Common Equity	12.6%	12.1%	11.9%	12.3%	-	-	-	-
Capital Nível II	3.7%	3.7%	3.8%	4.3%	3.7%	3.8%	4.6%	5.1%

(1) Since October 2013, capital is calculated as per CMN Resolution No. 4192/13, which establishes that calculation is based on the “Financial Consolidated” by December 2014 and “Prudential Consolidated” as of January 2015;

(2) The prudential adjustments are progressive deductions that are already being applied on the main capital and will follow the implementation schedule, as provided by CMN Resolution No. 4192/13. The impact of these adjustments in the Main Capital deduction was 0% in 2013, and will be 20% in 2014, 40% in 2015, 60% in 2016, 80% in 2017 and 100% in 2018;

(3) In addition, it is worth stressing that, from the total amount of subordinated debt, R$ 21,698 million will be used to compose the Tier II of the Capital Adequacy Ratio, calculated as per CMN Resolution No. 4192/13 (including amendments thereof), effective as of October 2013; and

(4) Since October 2013, the Capital Adequacy Ratio calculation follows regulatory guidelines set forth in CMN Resolutions No. 4192/13 and 4193/13.

Bradesco    99

          Additional Information

(This page intentionally left blank)

  100  Report on Economic and Financial Analysis – September 2014

# Independent Auditors' Report

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Independent Auditors’ Report

Limited Assurance Report about Supplementary Accounting Information included within the Economic and Financial Analysis Report

To

The Directors of

Banco Bradesco S.A.

Osasco – SP

Introduction

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the supplementary accounting information of Banco Bradesco S.A. as at September 30, 2014 and for the quarter and nine-month period ended as at September 30, 2014, in the form of a limited assurance conclusion if, based on our engagement performed, nothing has come to our attention that causes us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not became aware of any fact that could lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our understanding of the supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements.

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequentely, we do not express neither an audit opinion nor a reasonable assurance over the supplementary accounting information included within the Economic and Financial Analysis Report.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

  102  Report on Economic and Financial Analysis – September 2014

Independent Auditors’ Report

Limited Assurance Report about Supplementary Accounting Information included within the Economic and Financial Analysis Report

Criteria for preparing the supplementary accounting information

The supplementary accounting information disclosed within the Economic and Financial Analysis Report, as at September 30, 2014 and for the quarter and nine-month period ended September 30, 2014 has been prepared by the Management of Bradesco, based on the information contained in the September 30, 2014 consolidated financial statements and the accounting criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

Based on the procedures performed we did not became aware of any fact that lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all relevant respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, October 29, 2014

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco    103

Independent Auditors’ Report

This page intentionally left blank.

  104  Report on Economic and Financial Analysis – September 2014

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the consolidated financial statements of Banco Bradesco S.A., for the period ended September 30, 2014, prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

The signs of sustainable growth resumed in the United States have intensified expectations of regulating the local monetary policy. This process tends to cause changes to the global funding standard, which can lead to increased financial volatility in emerging countries. Brazil is more prepared to face the challenges posed by this scenario and can increase its resilience capacity based on its increased commitment to consistent macroeconomic policies that strengthen the confidence of economic agents and ensure continuity of social advances observed in recent years.

The most notable events that took place in the Organization during the quarter are:

•       the Quality Certificate issued to Bradesco on July 7th by IIA - Institute of Internal Auditors,an entity present in more than 130 countries, empowered to assess and grant the Quality Certificates to Internal Audits. It acknowledges that Bradesco’s Internal Audit structure is prepared to act independently in all its dimensions, observing best practices regarding Risk Assessment and the effectiveness of Internal Controls;

•       inauguration on August 4th of the first branch in Vila Kennedy,located in the western region of the city of Rio de Janeiro, providing access to financial inclusion to approximately 130 thousand local residents;

•       on September 12th, for the ninth consecutive year, Bradesco was selected to join the Dow Jones Sustainability Index - DJSIfrom the New York Stock Exchange, in portfolios Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets. DJSI is comprised of shares from a select list of companies that present best sustainable development practices; and

•       on September 15th Bradesco received the RA1000 Reclame AQUICertificate,becoming the first bank awarded the maximum seal of quality for handling complaints from the website Reclame AQUI, RA1000.

From January 1 through September 30, 2014, Bradesco’s Net Income was R$ 11.096 billion, corresponding to R$ 2.64 per share and profitability of 20.2% over the average Shareholders’ Equity(*). The annual return on Average Assets was 1.6%.

During this period, R$ 3.760 billion were destined to shareholders as Interest on Equity and Dividends, of which R$ 1.575 million were paid in monthly and interim installments and R$ 2.185 billion were provisioned.

In the first nine months of the year, taxes and contributions, including social security contributions, paid or provisioned, came to R$ 18.438 billion, of which R$ 7.244 billion related to taxes withheld and collected from third parties, and R$ 11.194 billion related to activities developed by the Bradesco Organization, equivalent to 100.9% of Net Income.

At the end of the quarter, the Paid-in Capital came to R$ 38.100 billion. Together with Equity Reserves of R$ 41.142 billion, Shareholders’ Equity came to R$ 79.242 billion, 18.2% up on the same period in 2013, and equivalent to a book value of R$ 18.89 per share.

Based on its stock price, Bradesco’s Market Capitalization came to R$ 146.504 billion on September 30, 2014, equivalent to 1.8 times the Shareholders’ Equity.

The Administered Shareholders' Equity is equivalent to 8.1% of the Consolidated Assets, which totaled R$ 987.364 billion, an 8.8% growth compared to September 2013. Thus, the Capital Adequacy Ratio reached 16.3%, substantially higher than the 11% minimum established by National Monetary Council Resolution no 2099/94, in conformity with the Basel Committee. At the end of the quarter, the fixed asset ratio in relation to the Consolidated Reference Assets was 46.8% in the consolidated financial result, and 13.0% in the consolidated economic and financial result, well within the 50% limit.

In compliance with Article 8 of Brazilian Central Bank Circular Letter no 3068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities”.

On September 30, 2014, total funding raised and managed by the Bradesco Organization totaled R$ 1.385 trillion, 10.3% more than in the same period in the previous year, broken down as follows:

R$ 509.695  billion in demand deposits, time deposits, interbank deposits, savings accounts and federal funds purchased and securities sold under agreements to repurchase, a 7.2% expansion;

R$ 486.941  billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, an 11.1% increase;

R$ 210.239  billion in the exchange portfolio, borrowings and onlendings in Brazil, working capital, tax payments and collection and related charges, funds from issuance of securities in Brazil, and subordinated debt in Brazil, a 19.5% expansion;

R$ 145.969  billion in technical reserves for insurance, pension plans and capitalization bonds, up by 9.3%; and

106             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

R$ 32.291     billion in foreign funding, through public and private issues, subordinated debt abroad, securitization of future financial flows and borrowings and onlendings abroad, equivalent to US$ 13.174 billion.

At the end of the period, the balance of the consolidated credit operations at the concept expanded, totaled R$ 444.195 billion, an increase of 7.7% compared to September 2013, including:

R$ 5.814      billion in advances on exchange contracts, giving a total export financing portfolio of US$ 12.107 billion;

US$ 3.650    billion in import financing denominated in foreign currency;

R$ 4.608      billion in leasing operations;

R$ 23.854    billion in rural lending;

R$ 95.294    billion in consumer financing, including R$ 15.771 billion in credit card receivables;

R$ 70.280    billion in sureties and guarantees; and

R$ 34.693    billion in operations involving the onlending of foreign and domestic funds, originating mainly from the Brazilian Development Bank (BNDES), as one of its main onlending agents.

From January to September, the Bradesco Organization allocated a total of R$ 11.080 billion in Real Estate Loan resources for the construction and acquisition of 48,634 homes.

Bradesco BBI, the Bradesco Organization’s investment bank, advises customers on share issues, merger and acquisition transactions and the structuring and distribution of debt instruments, which includes debentures, promissory notes, CRIs, mortgage-backed investment funds, receivables-backed investment funds (FIDCs) and bonds in Brazil and abroad, in addition to structured financing operations for companies and project finance. From January to September 2014, the volume of Bradesco BBI’s transactions reached R$ 155.205 billion.

On September 30, 2014, Grupo Bradesco Seguros, one of the leaders in the Insurance, Capitalization Bond and Pension Plan segments, posted Net Income of R$ 3.170 billion and Shareholders’ Equity of R$ 19.507 billion. Net written insurance premiums, pension contributions and capitalization bond income came to R$ 38.346 billion, 8.8% up on the same period in the previous year.

At the end of the period, the Organization’s Network Service, present in all regions of the country and several locations abroad, consisted of 59,747 terminals, and it also had 31,107 ATMs from the Bradesco Dia & Noite Automated Service Network, of which 30,625 were also operative during weekends and holidays, in addition to 16,946 ATMs from the Banco24Horas Network, available to customers for cash withdrawals, balance verification, bank statements, loan request, payments and transfers between accounts. In the payroll-deductible loan segment, the network had 2,068 Bradesco Promotora correspondent bank branches, and in the vehicle segment, it had 12,401 Bradesco Financiamentos points of sale.

8,156      Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,651, Banco Bradesco Financiamentos 2, Banco Bradesco BBI 1, Banco Bradesco BERJ 1, Banco Bradesco Cartões 3, and Banco Alvorada 1; and PAs: 3,497);

3            Overseas Branches, one in New York and two in Grand Cayman;

11           Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc., and BRAM US LLC in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co. Ltd., in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

49,020    Bradesco Expresso service points;

1,159      PAEs – in-company electronic service branches; and

1,398      External terminals in the Bradesco Dia & Noite network and 12,213 ATMs in the Banco24Horas network, with 721 terminals shared by both networks.

According to the Securities and Exchange Commission Instruction no 381/03, from January to September 2014 the Bradesco Organization did not hire or have services provided by KPMG Auditores Independentes not related to external audit, at no more than 5% of the total fees related to external audit services. Other services provided by the external auditors included diagnosing the system and compiling IT information and training. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. Please note that any services not related to the external audit are submitted to the Audit Committee for prior authorization.

In the Human Resources department, each year the Organization has emphasized the progress of training programs implemented by UNIBRAD - Bradesco Corporate University, which are focused on staff training and development, seeking their qualification to ensure that Bradesco’s Clients receive excellent customer care. A total of 2,620 courses were offered from January to September 2014, serving 831,838 individuals. At the end of the quarter, the benefits aimed at improving their safety, well-being and overall quality of life, as well as that of their dependents, covered 204,420 individuals.

Bradesco     107

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

Fundação Bradesco, the social arm of the Organization, has 40 schools implemented in socially and economically underprivileged regions in all Brazilian states and the Federal District, and it develops a broad social and educational program. The budget for this year is forecast at R$ 523.434 million, R$ 71.095 million of which is intended to restructuring high school education through classroom expansion works, and R$ 452.339 will enable offering free quality education to: a) 105,672 students enrolled in its schools in the following levels: basic education (kindergarten to high school) and vocational training - high school, youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income; b) 370 thousand students who will complete at least one of the distance-learning courses (EaD) available on the e-learning portal; and c) 21,527 beneficiaries in partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and technology courses (Educar and Aprender). The approximately 45 thousand students enrolled in the basic education system also receive uniforms, school supplies, meals, and medical and dental assistance free of charge.

The Bradesco Sports and Education Program offers training and leisure sports through its Training Centers and Experts, combining actions related to education, health and well-being. The activities are developed in the city of Osasco, SP in its Sports Development Center, in Fundação Bradesco schools, in private schools, and municipal sports centers, teaching women's volleyball and basketball. Currently, about 2,000 children and young adults from 8 to 20 years old are benefited, reinforcing its commitment to defend a country that is increasingly values talent, effort and the exercise of citizenship.

Bradesco received several important acknowledgments during the period, including:

•       Labeled the most valuable bank in Latin America and the 5th among all segments, according to a survey conducted by international consulting company BrandAnalytics and Millward Brown;

•       Placed among the 150 Best Companies to Work For in Brazil from Guia Você S/A Exame for the 15th consecutive time, receiving the best score compared to other banks;

•       Ranks among The Best in People Management, in a study published in the special magazine Valor Carreira, from the newspaper Valor Econômico, supported by Aon, an international consulting company;

•       Included on the list of 130 Best Companies to Work for in Brazil for the 15th time according to a survey conducted by Época magazine, reviewed by the Great Place to Work Institute;

•      The Anuário Época Negócios 360[o], a ranking that listed the top 250 companies in Brazil, granted Bradesco the title in the Banking category, and granted Bradesco Seguros the title in the Insurance category, according to a survey conducted by Época Negócios magazine, in partnership with the Dom Cabral Foundation;

•      The 2014 Technology Award by The Banker magazine under the Social Media category, with the case F.Banking Bradesco – Investments and Credit on Facebook;

•      The Ombudsman Brazil Award - Bradesco and Grupo Bradesco Seguros’ Ombudsmen were selected among the top ten in Brazil for the third consecutive year. Acknowledgment granted based on a survey conducted by the Brazilian Association of Ombudsmen - ABO, from the Brazilian Association of Company-Client Relations - Abrarec, Procon SP, and the Data Processing Company of the State of São Paulo - Prodesp, with support from Consumidor Moderno magazine; and

•       Grupo Bradesco Seguros ranked first place in As Melhores da Dinheiro, 2014 edition, from the IstoÉ Dinheiro magazine, especially in the Insurance and Health categories.

The results achieved reflect the size of the strategy developed by the Bradesco Organization, always based on ideals that include quality and efficiency. We would like to thank our shareholders and customers for their trust and support, as well as our employees and other personnel for their dedicated efforts.

Cidade de Deus, October 29, 2014

Board of Directors

Board of Executive Officers

(*)  Excluding mark-to-market effect of Securities Available for Sale recorded under Shareholders’ Equity.

108             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – In thousands of Reais

Assets	2014		2013
	September	June	September
Current assets	664,064,302	600,639,035	618,954,672
Cash and due from banks (Note 6)	11,315,727	11,534,602	16,427,082
Interbank investments (Notes 3d and 7)	180,754,970	136,983,854	144,036,291
Investments in federal funds sold and securities borrowed under agreements to resell	172,478,113	125,321,856	137,096,987
Interbank investments	8,309,559	11,675,372	6,971,607
Allowance for losses	(32,702)	(13,374)	(32,303)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	221,372,749	199,469,993	212,018,338
Own portfolio	196,970,917	176,316,096	191,265,444
Subject to repurchase agreements	16,697,492	16,222,348	16,755,937
Derivative financial instruments (Notes 3f, 8e II and 32b)	4,112,977	4,733,427	2,549,820
Underlying guarantees provided	3,591,363	1,944,322	1,447,137
Securities subject to unrestricted repurchase agreements	-	253,800	-
Interbank accounts	47,673,247	55,195,430	50,930,902
Unsettled payments and receipts	897,884	1,557,986	1,335,700
Reserve requirement (Note 9):
- Reserve requirement - Brazilian Central Bank	46,712,816	53,501,826	49,472,675
- National treasury - rural loans	-	-	578
- SFH	5,551	4,249	4,092
Correspondent banks	56,996	131,369	117,857
Interdepartmental accounts	257,849	320,342	614,459
Internal transfer of funds	257,849	320,342	614,459
Loans (Notes 3g, 10 and 32b)	134,076,293	132,038,064	126,525,046
Loans:
- Public sector	79,078	31,779	100,163
- Private sector	148,282,452	145,639,263	139,582,729
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(14,285,237)	(13,632,978)	(13,157,846)
Leasing (Notes 2, 3g, 10 and 32b)	2,159,103	2,281,099	2,913,101
Leasing receivables:
- Private sector	4,278,182	4,615,232	5,819,479
Unearned income from leasing	(1,955,260)	(2,103,807)	(2,594,056)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(163,819)	(230,326)	(312,322)
Other receivables	63,248,433	59,524,158	62,491,742
Receivables on sureties and guarantees honored (Note 10a-3)	36,057	30,304	20,605
Foreign exchange portfolio (Note 11a)	11,564,574	11,476,110	16,763,694
Receivables	677,736	603,653	771,582
Securities trading	1,113,535	830,940	1,326,546
Specific receivables	3,650	3,292	2,737
Insurance and reinsurance receivables and reinsurance assets – technical reserves	4,259,330	4,070,116	3,534,583
Sundry (Note 11b)	46,445,835	43,292,639	40,957,046
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(852,284)	(782,896)	(885,051)
Other assets (Note 12)	3,205,931	3,291,493	2,997,711
Other assets	1,737,929	1,660,960	1,438,684
Provision for losses	(653,322)	(647,622)	(540,394)

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     109

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – In thousands of Reais

Assets	2014		2013
	September	June	September
Prepaid expenses (Notes 3i and 12b)	2,121,324	2,278,155	2,099,421
Long-term receivables	308,249,694	315,346,984	273,408,836
Interbank investments (Notes 3d and 7)	579,795	669,821	930,315
Interbank investments	579,795	669,821	930,315
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	122,072,195	133,730,405	101,660,955
Own portfolio	71,012,203	75,546,787	41,864,953
Subject to repurchase agreements	47,439,782	50,286,078	53,982,800
Derivative financial instruments (Notes 3f, 8e II and 32b)	1,337,436	1,000,075	758,543
Subject to the Brazilian Central Bank	20,104	19,008	-
Privatization currencies	59,893	62,237	66,741
Underlying guarantees provided	1,879,163	5,990,548	4,370,674
Securities subject to unrestricted repurchase agreements	323,614	825,672	617,244
Interbank accounts	608,461	599,801	575,787
Reserve requirement (Note 9):
- SFH	608,461	599,801	575,787
Loans (Notes 3g, 10 and 32b)	149,451,323	145,031,278	134,228,511
Loans:
- Public sector	2,141,863	1,919,401	71,233
- Private sector	149,840,848	145,510,575	141,067,976
Loans Related to Assignment	4,311,728	4,205,713	-
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,843,116)	(6,604,411)	(6,910,698)
Leasing (Notes 2, 3g, 10 and 32b)	2,188,198	2,301,181	2,652,319
Leasing receivables:
- Private sector	4,631,331	4,985,585	5,824,715
Unearned income from leasing	(2,345,931)	(2,528,065)	(2,972,858)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(97,202)	(156,339)	(199,538)
Other receivables	31,657,475	31,400,852	31,648,241
Receivables	7,588	7,459	63,831
Securities trading	411,429	126,860	277,994
Sundry (Note 11b)	31,251,837	31,317,233	31,317,322
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(13,379)	(50,700)	(10,906)
Other assets (Note 12)	1,692,247	1,613,646	1,712,708
Prepaid expenses (Notes 3i and 12b)	1,692,247	1,613,646	1,712,708
Permanent assets	15,050,416	15,145,755	15,330,618
Investments (Notes 3j, 13 and 32b)	1,931,275	1,886,747	1,909,648
Equity in the earnings (losses) of unconsolidated companies - In Brazil	1,514,850	1,471,009	1,430,183
Other investments	690,153	689,466	753,355
Allowance for losses	(273,728)	(273,728)	(273,890)
Premises and equipment (Notes 3k and 14)	4,591,285	4,578,907	4,392,074
Premises	1,472,902	1,463,321	1,358,294
Other assets	10,338,796	10,352,291	10,038,106
Accumulated depreciation	(7,220,413)	(7,236,705)	(7,004,326)
Intangible assets (Notes 3l and 15)	8,527,856	8,680,101	9,028,896
Intangible assets	16,203,331	16,416,704	17,142,670
Accumulated amortization	(7,675,475)	(7,736,603)	(8,113,774)
Total	987,364,412	931,131,774	907,694,126

The accompanying Notes are an integral part of these Financial Statements.

110             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – In thousands of Reais

Liabilities	2014		2013
	September	June	September
Current liabilities	699,866,046	645,826,729	616,862,601
Deposits (Notes 3n and 16a)	164,460,431	164,831,687	159,535,717
Demand deposits	33,299,639	36,176,242	39,455,794
Savings Deposits	87,293,425	84,318,918	76,487,681
Interbank deposits	505,401	329,746	630,881
Time deposits (Notes 16a and 32b)	43,361,966	44,006,781	42,961,361
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	274,929,619	232,207,444	240,169,812
Own portfolio	106,890,629	108,296,248	108,060,765
Third-party portfolio	167,151,431	122,146,097	123,414,339
Unrestricted portfolio	887,559	1,765,099	8,694,708
Funds from issuance of securities (Notes 16c and 32b)	42,244,712	36,898,189	23,427,331
Mortgage and real estate notes, letters of credit and others	38,891,494	33,703,331	19,297,444
Securities issued abroad	3,177,342	3,043,455	4,129,887
Structured Operations Certificates	175,876	151,403	-
Interbank accounts	1,159,475	1,910,430	1,690,733
Correspondent banks	1,159,475	1,910,430	1,690,733
Interdepartmental accounts	3,381,363	3,762,883	3,114,624
Third-party funds in transit	3,381,363	3,762,883	3,114,624
Borrowing (Notes 17a and 32b)	13,148,052	12,870,253	11,394,227
Borrowing in Brazil - other institutions	6,485	5,686	4,481
Borrowing abroad	13,141,567	12,864,567	11,389,746
Onlending in Brazil - official institutions (Notes 17b and 32b)	12,707,996	11,860,115	11,949,437
National treasury	128,451	1,109	36,673
BNDES	3,870,102	3,261,698	3,833,412
CEF	13,849	16,388	21,193
FINAME	8,694,333	8,579,662	8,058,159
Other institutions	1,261	1,258	-
Onlending abroad (Notes 17b and 32b)	237,093	212,745	163,889
Onlending abroad	237,093	212,745	163,889
Derivative financial instruments (Notes 3f, 8e II and 32b)	4,155,241	3,985,513	2,383,241
Derivative financial instruments	4,155,241	3,985,513	2,383,241
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	122,133,351	119,068,718	107,688,061
Other liabilities	61,308,713	58,218,752	55,345,529
Payment of taxes and other contributions	3,926,928	3,736,961	3,551,787
Foreign exchange portfolio (Note 11a)	5,611,062	5,551,655	10,322,654
Social and statutory	2,437,492	2,187,638	1,806,690
Tax and social security (Note 20a)	5,477,382	5,635,570	6,020,478
Securities trading	2,306,418	1,918,240	1,913,416
Financial and development funds	2,554	1,236	4,125
Subordinated debts (Notes 19 and 32b)	4,442,691	2,649,372	1,884,933
Sundry (Note 20b)	37,104,186	36,538,080	29,841,446
Long-term liabilities	207,500,878	207,795,160	222,530,298
Deposits (Notes 3n and 16a)	47,420,936	48,438,846	57,241,678
Interbank deposits	168,184	191,281	210,254

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     111

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – In thousands of Reais

Liabilities	2014		2013
	September	June	September
Time deposits (Notes 16a and 32b)	47,252,752	48,247,565	57,031,424
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	22,884,544	23,403,544	18,410,121
Own portfolio	22,884,544	23,403,544	18,410,121
Funds from issuance of securities (Notes 16c and 32b)	33,038,146	32,978,552	31,999,325
Mortgage and real estate notes, letters of credit and others	27,610,499	27,895,149	24,654,400
Securities issued abroad	5,351,820	5,024,645	7,344,925
Structured Operations Certificates	75,827	58,758	-
Borrowing (Notes 17a and 32b)	1,924,310	857,437	595,639
Borrowing in Brazil - other institutions	13,524	14,179	7,717
Borrowing abroad	1,910,786	843,258	587,922
Onlending in Brazil - official institutions (Notes 17b and 32b)	28,543,706	28,340,766	27,203,641
BNDES	8,257,790	8,124,315	8,206,431
CEF	10,911	13,515	23,320
FINAME	20,274,673	20,202,564	18,972,244
Other institutions	332	372	1,646
Derivative financial instruments (Notes 3f, 8e II and 32b)	921,044	741,052	854,494
Derivative financial instruments	921,044	741,052	854,494
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	23,835,692	23,663,671	25,865,604
Other liabilities	48,932,500	49,371,292	60,359,796
Tax and social security (Note 20a)	9,871,099	10,808,229	19,906,794
Subordinated debts (Notes 19 and 32b)	32,021,706	32,734,624	34,250,390
Sundry (Note 20b)	7,039,695	5,828,439	6,202,612
Deferred income	265,732	223,400	676,195
Deferred income	265,732	223,400	676,195
Non-controlling interests in subsidiaries (Note 22)	489,640	486,207	591,640
Shareholders' equity (Note 23)	79,242,116	76,800,278	67,033,392
Capital:
- Domiciled in Brazil	37,622,388	37,622,310	37,622,511
- Domiciled abroad	477,612	477,690	477,489
Capital reserves	11,441	11,441	11,441
Profit reserves	41,487,446	38,976,929	32,006,076
Asset valuation adjustments	(58,756)	9,923	(2,821,876)
Treasury shares (Notes 23d and 32b)	(298,015)	(298,015)	(262,249)
Attributable to equity holders of the Parent Company	79,731,756	77,286,485	67,625,032
Total	987,364,412	931,131,774	907,694,126

The accompanying Notes are an integral part of these Financial Statements.

112             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Income Statement – In thousands of Reais

	2014			2013
	3rd quarter	2nd quarter	September	September
Revenue from financial intermediation	28,447,992	27,806,362	81,853,795	69,481,015
Loans (Note 10j)	15,092,076	14,316,694	43,075,742	38,769,344
Leasing (Note 10j)	158,771	165,636	500,999	600,359
Operations with securities (Note 8h)	8,608,578	8,018,709	23,858,659	21,364,504
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	3,443,157	3,564,421	10,271,026	6,371,102
Derivative financial instruments (Note 8h)	(493,433)	540,076	180,193	(1,670,889)
Foreign exchange operations (Note 11a)	563,816	73,647	629,937	1,702,441
Reserve requirement (Note 9b)	1,094,011	1,139,673	3,315,759	2,197,566
Sale or transfer of financial assets	(18,984)	(12,494)	21,480	146,588

Financial intermediation expenses	22,334,412	17,176,987	55,591,602	46,158,612
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	13,117,836	11,179,473	34,762,555	28,079,777
Adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds (Note 16e)	2,437,088	2,492,083	7,510,153	3,832,783
Borrowing and onlending (Note 17c)	3,004,488	(139,128)	2,648,036	3,902,691
Allowance for loan losses (Notes 3g, 10g and 10h)	3,775,000	3,644,559	10,670,858	10,343,361

Gross income from financial intermediation	6,113,580	10,629,375	26,262,193	23,322,403

Other operating income (expenses)	(2,370,852)	(3,991,364)	(9,863,644)	(10,912,003)
Fee and commission income (Note 24)	5,586,695	5,225,624	16,002,747	14,303,087
Other fee and commission income	4,328,967	3,934,689	12,405,714	11,304,576
Income from banking fees	1,257,728	1,290,935	3,597,033	2,998,511
Insurance, pension plan and capitalization bond retained premiums (Notes 3o and 21d)	12,799,606	13,883,351	38,065,015	35,096,136
Net premiums written	12,904,010	13,992,488	38,345,993	35,260,284
Reinsurance premiums	(104,404)	(109,137)	(280,978)	(164,148)
Variation in technical reserves for insurance, pension plans and capitalization bonds (Note 3o)	(4,818,500)	(6,504,866)	(15,470,548)	(15,564,188)
Retained claims (Note 3o)	(4,778,474)	(4,206,128)	(13,200,633)	(11,380,655)
Capitalization bond draws and redemptions (Note 3o)	(1,295,096)	(1,172,860)	(3,554,689)	(2,991,662)
Insurance, pension plan and capitalization bond selling expenses (Note 3o)	(737,347)	(728,741)	(2,153,953)	(1,875,144)
Payroll and related benefits (Note 25)	(4,052,293)	(3,447,840)	(10,779,280)	(9,596,066)
Other administrative expenses (Note 26)	(3,663,861)	(3,606,827)	(10,786,025)	(10,498,702)
Tax expenses (Note 27)	(910,176)	(1,168,898)	(3,220,349)	(2,932,536)
Equity in the earnings (losses) of unconsolidated companies (Note 13b)	43,852	34,864	130,479	17,227
Other operating income (Note 28)	2,550,817	707,261	4,069,363	2,595,556
Other operating expenses (Note 29)	(3,096,075)	(3,006,304)	(8,965,771)	(8,085,056)
Operating income	3,742,728	6,638,011	16,398,549	12,410,400
Non-operating income (loss) (Note 30)	(94,073)	(134,594)	(338,112)	(85,879)
Income before income tax and social contribution and non-controlling interests	3,648,655	6,503,417	16,060,437	12,324,521
Income tax and social contribution (Notes 34a and 34b)	255,781	(2,696,382)	(4,875,989)	(3,313,908)
Non-controlling interests in subsidiaries	(29,830)	(29,281)	(88,912)	(78,785)
Net income	3,874,606	3,777,754	11,095,536	8,931,828

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     113

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Statement of Changes in Shareholders' Equity – In Thousands of Reais

Events		Paid-in Capital	Capital reserves	Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings (accumulated losses)	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
Balance on December 31, 2012		30,100,000	11,441	3,838,474	30,380,303	886,689	5,027,853	(197,301)	-	70,047,459
Capital increase through reserves		8,000,000	-	-	(8,000,000)	-	-	-	-	-
Acquisition of treasury shares		-	-	-	-	-	-	(64,948)	-	(64,948)
Asset valuation adjustments		-	-	-	-	(3,214,352)	(5,522,066)	-	-	(8,736,418)
Net income		-	-	-	-	-	-	-	8,931,828	8,931,828
Allocations:	- Reserves	-	-	446,591	5,340,708	-	-	-	(5,787,299)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(3,144,529)	(3,144,529)
Balance on September 30, 2013		38,100,000	11,441	4,285,065	27,721,011	(2,327,663)	(494,213)	(262,249)	-	67,033,392

Balance on March 31, 2014		38,100,000	11,441	4,611,184	31,771,688	(870,793)	491	(298,015)	-	73,325,996
Asset valuation adjustments		-	-	-	-	592,839	287,386	-	-	880,225
Net income		-	-	-	-	-	-	-	3,777,754	3,777,754
Allocations:	- Reserves	-	-	188,888	2,405,169	-	-	-	(2,594,057)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(354,697)	(354,697)
	- Interim Dividends Paid	-	-	-	-	-	-	-	(829,000)	(829,000)
Balance on June 30, 2014		38,100,000	11,441	4,800,072	34,176,857	(277,954)	287,877	(298,015)	-	76,800,278
Asset valuation adjustments		-	-	-	-	110,259	(178,938)	-	-	(68,679)
Net income		-	-	-	-	-	-	-	3,874,606	3,874,606
Allocations:	- Reserves	-	-	193,730	2,316,787	-	-	-	(2,510,517)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(1,364,089)	(1,364,089)
Balance on September 30, 2014		38,100,000	11,441	4,993,802	36,493,644	(167,695)	108,939	(298,015)	-	79,242,116

Balance on December 31, 2013		38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802
Acquisition of treasury shares		-	-	-	-	-	-	(28,922)	-	(28,922)
Asset valuation adjustments		-	-	-	-	697,678	298,009	-	-	995,687
Net income		-	-	-	-	-	-	-	11,095,536	11,095,536
Allocations:	- Reserves	-	-	554,777	6,780,772	-	-	-	(7,335,549)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(2,930,987)	(2,930,987)
	- Interim Dividends Paid	-	-	-	-	-	-	-	(829,000)	(829,000)
Balance on September 30, 2014		38,100,000	11,441	4,993,802	36,493,644	(167,695)	108,939	(298,015)	-	79,242,116

The accompanying Notes are an integral part of these Financial Statements.

114             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Statement of Value Added– In thousands of Reais

Description	2014						2013
	3rd quarter	%	2nd quarter	%	September	%	September	%
1 - Revenue	31,047,350	351.2	28,473,451	251.1	86,387,973	281.2	72,004,361	282.6
1.1) Financial intermediation	28,447,992	321.8	27,806,362	245.2	81,853,795	266.4	69,481,015	272.7
1.2) Fees and commissions	5,586,695	63.2	5,225,624	46.1	16,002,747	52.1	14,303,087	56.1
1.3) Allowance for loan losses	(3,775,000)	(42.7)	(3,644,559)	(32.1)	(10,670,858)	(34.7)	(10,343,361)	(40.6)
1.4) Other (1)	787,663	8.9	(913,976)	(8.1)	(797,711)	(2.6)	(1,436,380)	(5.6)
2 - Financial intermediation expenses	(18,559,412)	(210.0)	(13,532,428)	(119.3)	(44,920,744)	(146.2)	(35,815,251)	(140.6)
3 - Inputs acquired from third-parties	(2,948,038)	(33.3)	(2,924,347)	(25.8)	(8,722,051)	(28.4)	(8,586,369)	(33.7)
Material, water, electricity and gas	(139,464)	(1.6)	(147,345)	(1.3)	(425,446)	(1.4)	(397,068)	(1.6)
Outsourced services	(973,880)	(11.0)	(955,863)	(8.4)	(2,833,158)	(9.2)	(2,602,040)	(10.2)
Communication	(382,306)	(4.3)	(378,197)	(3.3)	(1,136,008)	(3.7)	(1,194,817)	(4.7)
Financial system services	(195,785)	(2.2)	(187,589)	(1.7)	(580,422)	(1.9)	(554,641)	(2.2)
Advertising and marketing	(184,088)	(2.1)	(170,499)	(1.5)	(532,836)	(1.7)	(492,831)	(1.9)
Transport	(192,911)	(2.2)	(199,590)	(1.8)	(595,386)	(1.9)	(619,071)	(2.4)
Data processing	(340,355)	(3.9)	(326,301)	(2.9)	(1,002,350)	(3.3)	(945,163)	(3.7)
Asset maintenance	(168,808)	(1.9)	(179,873)	(1.6)	(500,188)	(1.6)	(483,878)	(1.9)
Security and surveillance	(140,171)	(1.6)	(138,787)	(1.2)	(417,265)	(1.4)	(363,359)	(1.4)
Travel	(37,116)	(0.4)	(34,368)	(0.3)	(101,736)	(0.3)	(99,122)	(0.4)
Other	(193,154)	(2.1)	(205,935)	(1.8)	(597,256)	(2.0)	(834,379)	(3.3)
4 – Gross value added (1-2-3)	9,539,900	107.9	12,016,676	106.0	32,745,178	106.6	27,602,741	108.3
5 - Depreciation and amortization	(744,703)	(8.4)	(711,939)	(6.3)	(2,148,745)	(7.0)	(2,140,815)	(8.4)
6 - Net value added produced by the entity (4-5)	8,795,197	99.5	11,304,737	99.7	30,596,433	99.6	25,461,926	99.9
7 - Value added received through transfer	43,852	0,5	34,864	0.3	130,479	0.4	17,227	0.1
Equity in the earnings (losses) of unconsolidated companies	43,852	0,5	34,864	0.3	130,479	0.4	17,227	0.1
8 - Value added to distribute (6+7)	8,839,049	100,0	11,339,601	100,0	30,726,912	100,0	25,479,153	100,0
9 – Value added distributed	8,839,049	100,0	11,339,601	100,0	30,726,912	100,0	25,479,153	100,0
9.1) Personnel	3,577,673	40.6	2,997,589	26.4	9,425,562	30.8	8,337,859	32.9
Salaries	1,653,681	18,7	1,563,127	13.8	4,733,066	15.4	4,465,123	17.5
Benefits	738,942	8.4	704,205	6.2	2,140,383	7.0	1,990,737	7.8
Government Severance Indemnity Fund for Employees (FGTS)	151,740	1.7	147,462	1.3	442,808	1.4	428,485	1.7
Other	1,033,310	11.8	582,795	5.1	2,109,305	7.0	1,453,514	5.9
9.2) Tax, fees and contributions	1,129,015	12.8	4,315,531	38.1	9,450,056	30,7	7,504,651	29.4
Federal	958,728	10,9	4,146,415	36.6	8,923,893	29.0	7,035,307	27.6
State	8,957	0.1	8,783	0.1	20,956	0.1	7,829	-
Municipal	161,330	1.8	160,333	1.4	505,207	1.6	461,515	1.8
9.3) Value distributed to providers of capital	227,925	2.5	219,446	1.9	666,846	2.1	626,030	2.4
Rental	225,237	2.5	215,859	1.9	654,999	2.1	617,933	2.4
Asset leasing	2,688	-	3,587	-	11,847	-	8,097	-
9.4) Value distributed to shareholders	3,904,436	44.1	3,807,035	33.6	11,184,448	36.4	9,010,613	35.3
Interest on shareholders’ equity/dividends	1,364,089	15.4	1,183,697	10.4	3,759,987	12.2	3,144,529	12.3
Retained earnings	2,510,517	28.4	2,594,057	22.9	7,335,549	23.9	5,787,299	22.7
Non-controlling interests in retained earnings	29,830	0.3	29,281	0.3	88,912	0.3	78,785	0.3

(1)  The 3rd quarter of 2014 and the September 30, 2014 YTD basically includes the reversal of tax provision related to the Cofins case, which ended favorable to the Organization in the amount of R$ 1,378,103 thousand.

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     115

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Cash Flow Statement - In Thousands of Reais

	2014			2013
	3rd quarter	2nd quarter	September	September
Cash flow from operating activities:
Net Income before income tax and social contribution	3,648,655	6,503,417	16,060,437	12,324,521
Adjustments to net income before income tax and social contribution	6,846,388	7,907,424	22,360,039	19,370,131
Allowance for loan losses	3,775,000	3,644,559	10,670,858	10,343,361
Depreciation and amortization	744,703	711,939	2,148,745	2,140,815
Impairment write-offs	598,087	-	598,087	-
Expenses with civil, labor and tax provisions	241,990	727,276	1,769,075	3,005,756
Expenses with adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds	2,437,088	2,492,083	7,510,153	3,832,783
Equity in the earnings (losses) of unconsolidated companies	(43,852)	(34,864)	(130,479)	(17,227)
(Gain)/loss on sale of investments	8	1,858	1,862	(196,771)
(Gain)/loss on sale of fixed assets	7,507	(10,765)	(131)	16,994
(Gain)/loss on sale of foreclosed assets	86,209	83,247	232,355	191,853
Other	(1,000,352)	292,091	(440,486)	52,567
Adjusted net income before taxes	10,495,043	14,410,841	38,420,476	31,694,652
(Increase)/decrease in interbank investments	3,979,444	(1,059,515)	18,533,561	80,543,482
(Increase)/decrease in trading securities and derivative financial instruments	(9,783,705)	(8,295,443)	(18,147,458)	12,857,048
(Increase)/decrease in interbank and interdepartmental accounts	(345,469)	536,913	(2,535,084)	(1,700,737)
(Increase) in loan and leasing	(9,960,537)	(3,589,399)	(22,344,097)	(29,061,250)
(Increase) in insurance and reinsurance receivables and reinsurance assets – technical reserves	(189,214)	(292,683)	(761,128)	(823,638)
Increase in technical reserves for insurance, pension plans and capitalization bonds	799,566	2,489,501	2,229,779	5,503,462
Increase/(decrease) in deferred income	39,259	(336,699)	(414,074)	18,548
(Increase)/decrease in other receivables and other assets	(2,443,464)	7,562,437	1,500,568	(5,713,047)
(Increase)/decrease in reserve requirement - Brazilian Central Bank	6,789,010	5,417,334	8,668,173	(1,520,258)
Increase/(decrease) in deposits	(1,389,166)	(5,438,962)	(6,181,678)	4,919,871
Increase in federal funds purchased and securities sold under agreements to repurchase	42,203,175	4,894,958	41,535,367	2,988,781
Increase in funds from issuance of securities	5,406,117	5,366,132	17,628,865	4,067,349
Increase/(decrease) in borrowings and onlending	2,419,841	(2,582,701)	466,305	7,120,676
Increase/(decrease) in other liabilities	1,466,594	(6,584,618)	2,629,151	(1,015,337)
Income tax and social contribution paid	(1,439,756)	(1,258,209)	(5,537,549)	(5,251,391)
Net cash provided by/(used in) operating activities	48,046,738	11,239,887	75,691,177	104,628,211
Cash flow from investing activities:
(Increase)/decrease in held-to-maturity securities	(744,150)	(324,087)	(1,630,103)	125,426
Sale of/maturity of and interests on available-for-sale securities	15,784,813	12,404,826	38,822,184	45,950,770
Proceeds from sale of foreclosed assets	185,945	141,620	459,392	375,394
Sale of investments	-	1,583	3,860	237,647
Sale of premises and equipment	138,379	139,076	453,716	356,457
Purchases of available-for-sale securities	(14,878,507)	(12,954,809)	(44,403,235)	(67,252,760)
Foreclosed asset acquisitions	(382,356)	(352,534)	(1,044,540)	(989,142)
Investment acquisitions	(589)	(5,044)	(7,073)	(85,271)
Purchase of premises and equipment	(375,778)	(306,030)	(945,789)	(828,167)
Intangible asset acquisitions	(323,211)	(211,723)	(703,712)	(2,022,311)
Dividends and interest on shareholders' equity received	14,036	28,833	162,751	275,194
Net cash provided by/(used in) investing activities	(581,418)	(1,438,289)	(8,832,549)	(23,856,763)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	1,080,401	(455,916)	579,394	1,283,609
Dividends and interest on shareholders’ equity paid	(1,077,664)	(248,665)	(3,672,986)	(3,867,385)
Non-controlling interest	(26,397)	(92,343)	(204,707)	(75,339)
Acquisition of own shares	-	-	(28,922)	(64,948)
Net cash provided by/(used in) financing activities	(23,660)	(796,924)	(3,327,221)	(2,724,063)
Net increase in cash and cash equivalents	47,441,660	9,004,674	63,531,407	78,047,385
Cash and cash equivalents - at the beginning of the period	133,914,669	124,909,995	117,824,922	47,555,069
Cash and cash equivalents - at the end of the period	181,356,329	133,914,669	181,356,329	125,602,454
Net increase in cash and cash equivalents	47,441,660	9,004,674	63,531,407	78,047,385

The accompanying Notes are an integral part of these Financial Statements.

116             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Financial Statements Index

Notes to Bradesco’s Financial Statements are as follows:

Page

1)	OPERATIONS	118
2)	PRESENTATION OF THE FINANCIAL STATEMENTS	118
3)	SIGNIFICANT ACCOUNTING PRACTICES	120
4)	INFORMATION FOR COMPARISON PURPOSES	129
5)	STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT DEMONSTRATED BY OPERATING SEGMENT	130
6)	CASH AND CASH EQUIVALENTS	131
7)	INTERBANK INVESTMENTS	132
8)	SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	133
9)	INTERBANK ACCOUNTS - RESERVE REQUIREMENT	146
10) LOANS		147
11) OTHER RECEIVABLES		159
12) OTHER ASSETS		161
13) INVESTMENTS		161
14) PREMISES AND EQUIPMENT		163
15) INTANGIBLE ASSETS		164
16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES		165
17) BORROWING AND ONLENDING		169
18) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY		170
19) SUBORDINATED DEBT		174
20) OTHER LIABILITIES		177
21) INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS		178
22) NON-CONTROLLING INTERESTS IN SUBSIDIARIES		181
23) SHAREHOLDERS’ EQUITY (PARENT COMPANY)		181
24) FEE AND COMMISSION INCOME		183
25) PAYROLL AND RELATED BENEFITS		184
26) OTHER ADMINISTRATIVE EXPENSES		184
27) TAX EXPENSES		184
28) OTHER OPERATING INCOME		185
29) OTHER OPERATING EXPENSES		185
30) NON-OPERATING INCOME (LOSS)		185
31) RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)		186
32) FINANCIAL INSTRUMENTS		188
33) EMPLOYEE BENEFITS		199
34) INCOME TAX AND SOCIAL CONTRIBUTION		200
35) OTHER INFORMATION		202

Bradesco     117

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)   OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that carries out all types of banking activities that it is authorized to do so through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank has a number of other activities, either directly or indirectly, through its subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. Operations are conducted within the context of the companies within the Bradesco Organization, working together in the market.

2)   PRESENTATION OF THE FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches, subsidiaries and jointly-controlled entities, in Brazil and abroad, including SPEs (Special Purpose Entities). They were prepared based on accounting practices issued by Laws no  4595/64 (Brazilian Financial System Law) and no 6404/76 (Brazilian Corporate Law), along with amendments introduced by Laws no 11638/07 and no 11941/09 relating to the accounting of operations, associated with rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of leasing companies included in the consolidated information were prepared using finance leases, whereby leased fixed assets are classified as operating leases less the residual value paid in advance.

In the preparation of these consolidated financial statements, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for on a separate line. For jointly-controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements according to the interest on shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/unconsolidated companies or jointly-controlled entities is included in investments and intangible assets (Note 15a). The foreign exchange variation from foreign branches or investments is presented in the income statement accounts together with changes in the value of the derivative financial instrument, borrowing or onlending operation to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical reserves for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on October 29, 2014.

118             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below are the primary direct and indirectly owned companies included in the consolidation:

	Activity	Equity interest
		2014		2013
		September 30	June 30	September 30
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (1)	Banking	-	-	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A. (2)	Banking	-	-	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco CBSS S.A. (3)	Banking	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (4)	Services	28.65%	28.65%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (4)	Services	50.01%	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Area - Abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (5)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Area
Bradesco Argentina de Seguros S.A.	Insurance	99.92%	99.92%	99.92%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A. (6)	Dental care	50.01%	50.01%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)  Company merged into Banco Bradesco BERJ S.A. in April 2014;

(2)  Company merged into Banco Bradesco Cartões S.A. in June 2014;

(3)  New corporate name of Bankpar Arrendamento Mercantil S.A.;

(4) Company proportionally consolidated, pursuant to CMN Resolution no 2723/00 and CVM Rule no 247/96;

(5) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d); and

(6) Increase in equity interest through share acquisition in January 2014;

Bradesco     119

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement under items “Derivative Financial Instruments” and “Borrowing and Onlending”.

b)   Income and Expense Recognition

Income and expenses are recognized on an accrual basis together to determine the net income for the period to which they relate, regardless of receipt or payment of funds.

Fixed rate transactions are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are prorated daily and calculated based on the exponential method, except when they relate to discounted notes or to foreign transactions which are calculated using the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted for inflation at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums assigned to coinsurance and corresponding commissions, are recorded upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the effectiveness of risk in cases in which the risk begins before the issue, and recognized on a straight-line basis during the policies’ effective period through accrual and reversal of the unearned premium reserve of deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk but with no policy issued, are recorded in the income statement at the beginning of the risk coverage, based on estimated figures.

Recognition of health insurance premiums commences concurrent with the effectiveness of the corresponding insurance policy, and is recognized in proportion to the portion of the term elapsed.

Income and expenses arising from DPVAT insurance operations are recorded based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and IRB - Brasil Resseguros S.A. (IRB), respectively. Deferral of reinsurance premiums granted is consistent to the corresponding reinsurance premium and/or reinsurance contract.

Reinsurance operations are recorded based on their financial records subject to analysis. Deferral of reinsurance premiums granted is consistent to the corresponding reinsurance premium and/or reinsurance contract.

Acquisition costs are deferred and appropriated to the income statement in proportion to the granted premium.

Insurance fundraising and broking operations are linearly deferred and appropriated to the income statement for 24 months for health insurance operations, and for 12 months for other operations.

Pension plan contributions and life insurance premiums covering survival are recognized in the income statement as they are received.

Income from capitalization bonds is recorded in the month it is received.

120             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Income from expired capitalization plans is recorded after the statute of limitation, under Article 206 of the Brazilian Civil Code. The expenses for placement of capitalization bonds, classified as “Acquisition Costs”, are recognized when they are incurred. Technical reserves are recorded when the respective revenues are registered in books.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, investments in federal funds purchases and securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, and are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are reflected in Note 6.

d)   Interbank investments

Unrestricted purchase and sale commitments are stated at their fair value. Other investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities - Classification

•       Trading securities - securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to Fair value recognized in profit or loss for the period;

•       Available-for-sale securities - securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to Fair value within shareholders' equity, net of tax, which will be recognized in profit or loss only when effectively disposed; and

•       Held-to-maturity securities - securities for which there is positive intent and financial capacity to hold in the portfolio to maturity. They are recorded at cost, plus earnings recognized in profit or loss for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to d).

f)    Derivative financial instruments (assets and liabilities)

Classified according to intended use by Management, on the date that the operation was contracted and considering if it was intended for hedging purposes or not.

Bradesco     121

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the Fair value of financial assets and liabilities are designated as hedges and are classified according to their nature:

Market risk hedge: financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

Cash flow hedge: effective portion of valuation or devaluation of financial instruments classified in this category is recorded, net of taxes, in a specific account under shareholders’ equity. The ineffective portion of the respective hedge is directly recognized in profit or loss.

A breakdown of amounts included in derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 8 (e to h).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution no 2682/99, which requires risk ratings to have nine levels, where “AA” is (minimum risk) and “H” (maximum risk); and (ii) the Administration’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the period of late payment defined in CMN Resolution no 2682/99 is also considered to rate customer risk as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as allowed under CMN Resolution no 2682/99.

Interest and inflation adjustments on past-due transactions are only recognized up to the 59th day that they are past due. As from the 60th day, they are recognized in deferred income.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are maintained at least at the same level as previously classified. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

122             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management assessment to determine credit risk.

Type, values, terms, levels of risk, concentration, economic sector of the activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on income tax losses, social contribution losses and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax differences in leasing depreciation and mark-to-market adjustments on securities are recorded in “Other Liabilities - Tax and Social Security”. The income tax rate only applies to tax differences in leasing depreciation.

Tax credits on temporary additions are used and/or reversed against the corresponding provision. Tax credits on income tax and social contribution losses are used when taxable income is generated, under the 30% limit of the taxable profit for the period. Such tax credits are recorded based on current expectations on when the deduction can be used, considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial institutions and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Pursuant to Law no 11941/09, changes in the criteria to recognize for revenue, costs and expenses included in the net income for the period, enacted by Law no 11638/07 and by Articles no 37 and no 38 of Law no 11941/09, shall not affect taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are considered. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of tax credits, as well as unrecorded tax credits, are presented in Note 34.

i)    Prepaid expenses

Prepaid expenses are represented by use of funds for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to corresponding assets that will generate revenue in subsequent periods are recorded in profit or loss according to the terms and the amount of expected benefits and directly written-off in profit or loss when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

Prepaid expenses are shown in details in Note 12b.

Bradesco     123

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

j)    Investments

Investments in unconsolidated companies, with significant influence over the investee or with at least 20% of the voting rights, are accounted for by the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries and jointly-controlled entities are consolidated - The composition of the main companies can be found in Note 2. The composition of unconsolidated companies, as well as other investments, can be found in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities or used for that purpose, including those transactions which transfer risks, benefits and controls of the assets to the entity.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate - 4% per annum; furniture and utensils and machinery and equipment - 10% per annum; transport systems - 20% per annum; and data-processing systems - 20% to 50% per annum, and adjusted through impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 14.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities or used for that purpose.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized, as applicable, over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted through impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted through impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intention and ability to complete and use such development, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during its estimated useful life, considering the expected future economic benefits.

Goodwill and other intangible assets, including their changes by class, are broken down in Note 15.

m) Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or even significant or extended decline in asset value.

An impairment write-off of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

Impairment write-offs are presented in Note 8d(10).

n)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, on a daily prorated basis.

124             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

A breakdown of securities recorded in deposits and federal funds purchased and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

o)   Technical reserves relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance covering survival:

-        The unearned premium reserve (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to the periods of risk not arising from insurance policies less initial contracting costs, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not issued is recorded in PPNG-RVNE;

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily prorated basis considering health insurance premiums and recorded by the portion corresponding to the insurance contract risk periods to be elapsed, whose effectiveness has already started;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated by the difference between the current value of future benefits and the current value of future contributions, corresponding to assumed obligations;

-        The mathematical reserve for unvested benefits (PMBAC) relating to the individual health care plan portfolio covers the holder’s dependents for five years upon death, and it is calculated based on the time holders are expected to remain in the plan up to the end of this five-year period, in addition to a 4.9% annual discount rate; after this, it is calculated based on costs on the five-year-period plan, excluding payment of premiums;

-        The reserve for vested benefits (PMBC) relating to the individual health care plan portfolio comprises obligations under the terms of the contract relating to coverage of the health care plan, based on the present value of estimated future expenses with health care provided to dependents whose holders are already deceased, as provided for in ANS Normative Resolution no 75/04, and an annual discount rate of 4.9%;

-        For health insurance, the reserve for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the number of claims that have occurred but have not been reported by policyholders/beneficiaries. The methodology is based on the historical behavior observed in the last 12 months, given the projection of future payments for claims related to events that took place prior to the calculation base date. The IBNR reserve is calculated by deducting the total reserves for unsettled claims (PSL) from the projected value;

-        For non-life insurance, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on biannual run-off triangles is prepared to calculate IBNP claims. The run-off triangles consider the historical development of claims paid in the last 14 semesters to determine a future projection per occurrence period, and considers the estimated claims incurred and not enough reported (IBNER), reflecting the expectation of changing the amount provisioned throughout the regulatory process;

-        For other life insurance, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims deducted from the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on biannual run-off triangles is prepared to calculate IBNP claims. The run-off triangles consider the historical development of claims paid in the last 14 semesters to determine a future projection per occurrence period;

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims under litigation and loss of suits costs;

Bradesco     125

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, net of the corresponding portion of the expectation of receiving saved and indemnified items, including loss of suits costs;

-        The reserve for related expenses (PDR) is recorded to cover estimated claims and benefits expenses, for products structured in pay-as-you-go and funded financial schemes. The reserve for plans structured in the funded financial scheme is made to cover the expected expenses related to incurred claims and claims that might be incurred in the future;

-        For damage insurance, the reserve for related expenses is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as claims expenses that have not been itemized, that is, those grouped throughout the portfolio;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refund and portability requested not yet transferred to the recipient;

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk and established by Susep. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-        Other reserves are recorded for the individual health portfolio to address the differences between the expected present value of future indemnities and related expenses and the expected present value of future premiums, given an annual discount rate of 4.9%.

•       Pension plans and life insurance covering survival:

-    The unrealized risk premiums (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to periods of risks not arising from insurance policies and includes an estimate for risks in effect but not issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), apart from the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in especially constituted investment funds (FIE);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refund and portability requested not yet transferred to the recipient;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already benefiting and corresponds to the present value of future obligations related to the payment of ongoing benefits;

126             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared biannually using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk and defined by Susep. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recorded to cover estimated claims and benefits expenses, for products structured in pay-as-you-go and funded financial schemes. The reserve for plans structured in the funded financial scheme is made to cover the expected expenses related to incurred claims and claims that might be incurred in the future;

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds minimum returns from pension plans that have a financial surplus in the participation clause;

-        The reserve for technical surplus (PET) corresponds to the difference between the expected and the actual amounts for events in the period for pension plans that have a technical surplus in the participation clause;

-        The reserve for incurred and not reported (IBNR) events is constituted according to events incurred but not reported based on run-off triangles, which consider the loss history in the last 20 quarters to set forth a future projection by incurrence period;

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims under litigation and loss of suit costs; and

-        Other technical reserves (OTP) comprise the amounts required by Susep Circular Letter no 462/13.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond during the estimated term set forth in the general conditions of the plan, and is calculated using the percentage of capitalization shares, applicable on payments made, and capitalized on a monthly basis by the interest rate indexer established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and anticipated bonds, recorded by updating the balance of bonds whose terms have expired or canceled, updated by the plan indexer until the holder receives the redemption payment;

-        Reserve for draws to be held (PSR) is recorded to cover premiums for future draws, and the balance represents the present value of the draws that have already been funded but have not been held. The calculation methodology consists in the accumulation of contributions deriving from percentages of drawing quotas applicable on payments, as established in the plan, and from write-offs deriving from the amount equivalent to the risk taken. The percentages of drawing quotas are defined in advance in the actuarial technical note, and are not modified throughout the term of the bond;

-        Reserve for draws payable (PSP) consists in the values of unpaid bonds awarded in drawings, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recorded to cover the cost of maintaining the single payment (P.U.) capitalization bonds.

Bradesco     127

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Technical reserves are shown by account, product and segment, as well as amounts and details of plan assets covering these technical reserves, and are shown in Note 21.

p)   Provisions, contingent assets and liabilities and legal obligations - tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution no 3823/09 and CVM Resolution no 594/09:

•       Contingent assets: these are not recognized in the financial statements, except when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, classifying the gain as practically certain by confirming the expectation of receipt or compensation against another liability. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable which would cause a probable outflow of funds to settle the obligation and when amounts can be reliably measured;

•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations - provision for tax risks: results from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

128             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the profit or loss over the term of the transaction and reduces the corresponding liability. They are presented in Notes 16c and 19.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 35.

4)   INFORMATION FOR COMPARISON PURPOSES

Reclassifications

There were no reclassifications or other relevant information for previous periods that affect the comparability of the consolidated financial statements for the period ended September 30, 2014.

Bradesco     129

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

5)      STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT DEMONSTRATED BY OPERATING SEGMENT

a)      Statement of financial position

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	753,655,158	101,361,924	169,829,060	2,608	2,165,983	(54,700,737)	972,313,996
Funds available	9,075,784	3,363,065	280,021	1,237	85,151	(1,489,531)	11,315,727
Interbank investments	181,030,842	303,923	-	-	-	-	181,334,765
Securities and derivative financial instruments	171,690,069	14,198,241	157,924,359	1,293	1,392,856	(1,761,874)	343,444,944
Interbank and interdepartmental accounts	48,539,557	-	-	-	-	-	48,539,557
Loan and leasing	254,597,322	82,523,668	-	-	-	(49,246,073)	287,874,917
Other receivables and assets	88,721,584	973,027	11,624,680	78	687,976	(2,203,259)	99,804,086
Permanent assets	66,534,197	37,453	3,824,303	160	692,759	(56,038,456)	15,050,416
Investments	56,599,058	-	1,330,766	146	39,761	(56,038,456)	1,931,275
Premises and equipment	3,498,165	13,806	1,040,352	14	38,948	-	4,591,285
Intangible assets	6,436,974	23,647	1,453,185	-	614,050	-	8,527,856
Total on September 30, 2014	820,189,355	101,399,377	173,653,363	2,768	2,858,742	(110,739,193)	987,364,412
Total on June 30, 2014	770,876,358	92,835,264	169,197,311	2,465	2,882,608	(104,662,232)	931,131,774
Total on September 30, 2013	749,805,148	87,560,741	157,500,866	3,627	2,334,459	(89,510,715)	907,694,126

Liabilities
Current and long-term liabilities	739,810,495	67,211,047	154,028,881	1,066	1,016,172	(54,700,737)	907,366,924
Deposits	183,806,208	29,679,757	-	-	-	(1,604,598)	211,881,367
Federal funds purchased and securities sold under agreements to repurchase	293,672,138	4,763,076	-	-	-	(621,051)	297,814,163
Funds from issuance of securities	68,154,997	8,529,162	-	-	-	(1,401,301)	75,282,858
Interbank and interdepartmental accounts	4,540,838	-	-	-	-	-	4,540,838
Borrowing and onlending	93,241,386	12,339,786	-	-	-	(49,020,015)	56,561,157
Derivative financial instruments	2,015,121	3,061,164	-	-	-	-	5,076,285
Technical reserves from insurance, pension plans and capitalization bonds	-	-	145,968,245	798	-	-	145,969,043
Other liabilities:
- Subordinated debts	27,992,492	8,471,905	-	-	-	-	36,464,397
- Other	66,387,315	366,197	8,060,636	268	1,016,172	(2,053,772)	73,776,816
Deferred income	265,732	-	-	-	-	-	265,732
Non-controlling interests in subsidiaries	871,012	34,188,330	19,624,482	1,702	1,842,570	(56,038,456)	489,640
Shareholders’ equity	79,242,116	-	-	-	-	-	79,242,116
Total on September 30, 2014	820,189,355	101,399,377	173,653,363	2,768	2,858,742	(110,739,193)	987,364,412
Total on June 30, 2014	770,876,358	92,835,264	169,197,311	2,465	2,882,608	(104,662,232)	931,131,774
Total on September 30, 2013	749,805,148	87,560,741	157,500,866	3,627	2,334,459	(89,510,715)	907,694,126

130             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Income statement

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	71,273,701	822,303	10,269,724	-	113,821	(625,754)	81,853,795
Expenses from financial intermediation	47,525,660	1,181,582	7,510,153	-	-	(625,793)	55,591,602
Gross income from financial intermediation	23,748,041	(359,279)	2,759,571	-	113,821	39	26,262,193
Other operating income/expenses	(12,308,690)	(84,085)	2,449,014	(17)	80,173	(39)	(9,863,644)
Operating income	11,439,351	(443,364)	5,208,585	(17)	193,994	-	16,398,549
Non-operating income	(324,079)	5,352	(24,535)	-	5,150	-	(338,112)
Income before taxes and non-controlling interest	11,115,272	(438,012)	5,184,050	(17)	199,144	-	16,060,437
Income tax and social contribution	(2,851,384)	(23,101)	(1,933,586)	(15)	(67,903)	-	(4,875,989)
Non-controlling interests in subsidiaries	(8,684)	-	(80,100)	-	(128)	-	(88,912)
Net income accumulated on September 30, 2014	8,255,204	(461,113)	3,170,364	(32)	131,113	-	11,095,536
Net income accumulated on September 30, 2013	4,361,927	1,741,414	2,740,313	(1,427)	89,601	-	8,931,828
Net income for the 3rd quarter of 2014	3,710,263	(924,374)	1,058,522	-	30,195	-	3,874,606
Net income for the 2nd quarter of 2014	2,395,381	270,375	1,071,491	57	40,450	-	3,777,754

(1)  The financial segment is comprised of financial institutions, holding companies—which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)  The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Refer to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and abroad.

6)      CASH AND CASH EQUIVALENTS

	R$ thousand
	2014		2013
	September 30	June 30	September 30
Cash and due from banks in domestic currency	7,596,289	7,650,892	12,707,782
Cash and due from banks in foreign currency	3,719,338	3,883,611	3,719,201
Investments in gold	100	99	99
Total cash and due from banks	11,315,727	11,534,602	16,427,082
Interbank investments (1)	170,040,602	122,380,067	109,175,372
Total cash and cash equivalents	181,356,329	133,914,669	125,602,454

(1)  Refer to operations which mature 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco     131

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

7)      INTERBANK INVESTMENTS

a)   Breakdown and maturity

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Investments in federal funds sold and securities borrowed under agreements to resell:
Own portfolio position	2,122,343	-	-	-	2,122,343	3,166,999	5,116,331
● Financial treasury bills	110,640	-	-	-	110,640	-	-
● National treasury notes	329,766	-	-	-	329,766	186,931	1,768,691
● National treasury bills	1,668,244	-	-	-	1,668,244	2,967,853	3,322,044
● Other	13,693	-	-	-	13,693	12,215	25,596
Funded position	168,432,417	1,353,863	-	-	169,786,280	121,498,082	123,815,974
● Financial treasury bills	18,073,749	-	-	-	18,073,749	76,294	58,097
● National treasury notes	76,752,923	974,797	-	-	77,727,720	77,469,339	49,469,579
● National treasury bills	73,605,745	379,066	-	-	73,984,811	43,952,449	74,288,298
Short position	252,576	316,914	-	-	569,490	656,775	8,164,682
● National treasury bills	252,576	316,914	-	-	569,490	656,775	8,164,682
Subtotal	170,807,336	1,670,777	-	-	172,478,113	125,321,856	137,096,987
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	1,545,096	4,200,029	2,564,434	579,795	8,889,354	12,345,193	7,901,922
● Provision for losses	(818)	(1,117)	(30,767)	-	(32,702)	(13,374)	(32,303)
Subtotal	1,544,278	4,198,912	2,533,667	579,795	8,856,652	12,331,819	7,869,619
Total on September 30, 2014	172,351,614	5,869,689	2,533,667	579,795	181,334,765
%	95.1	3.2	1.4	0.3	100.0
Total on June 30, 2014	125,002,093	7,337,098	4,644,663	669,821		137,653,675
%	90.8	5.3	3.4	0.5		100.0
Total on September 30, 2013	122,082,896	17,058,058	4,895,337	930,315			144,966,606
%	84.2	11.8	3.4	0.6			100.0

b)   Income from interbank investments

Classified in the income statement as income on securities transactions.

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Income from investments in purchase and sale commitments:
• Own portfolio position	66,127	70,204	215,698	456,486
• Funded position	4,047,317	2,917,311	9,680,172	6,476,098
• Short position	167,893	27,508	316,113	5,169,337
Subtotal	4,281,337	3,015,023	10,211,983	12,101,921
Income from interest-earning deposits in other banks	142,654	198,976	470,298	344,347
Total (Note 8h)	4,423,991	3,213,999	10,682,281	12,446,268

132             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

8)      SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	R$ thousand
	2014								2013

Financial

		Insurance/ Capitalization bonds	Pension plans	Other Activities	September 30%		June 30%		September 30%
Trading securities (5)	45,016,907	3,506,996	47,855,780	586,329	96,966,012	39.0	106,902,268	41.4	117,207,768	49.3
- Government securities	22,138,560	611,445	4,884	436,377	23,191,266	9.3	30,440,070	11.8	23,000,965	9.7
- Corporate securities	17,427,934	2,895,551	133,912	149,952	20,607,349	8.3	20,405,366	7.9	42,535,269	17.9
- Derivative financial instruments (1) (9)	5,450,413	-	-	-	5,450,413	2.2	5,733,502	2.2	3,308,363	1.4
- PGBL/VGBL restricted bonds	-	-	47,716,984	-	47,716,984	19,2	50,323,330	19.5	48,363,171	20.3
Available-for-sale securities (4) (5)	108,828,441	8,479,469	9,513,377	101,768	126,923,055	51.1	127,763,375	49.4	116,698,755	49.1
- Government securities	57,251,397	6,934,588	7,992,452	3,194	72,181,631	29.1	74,978,017	29.0	93,967,702	39.5
- Corporate securities	51,577,044	1,544,881	1,520,925	98,574	54,741,424	22.0	52,785,358	20.4	22,731,053	9.6
Held-to-maturity securities (4)	34,775	4,111,813	20,316,991	-	24,463,579	9.9	23,793,549	9.2	3,857,668	1.6
- Government securities	34,775	4,111,813	20,316,991	-	24,463,579	9.9	23,793,549	9.2	3,857,668	1.6
Subtotal	153,880,123	16,098,278	77,686,148	688,097	248,352,646	100.0	258,459,192	100.0	237,764,191	100.0
Purchase and sale commitments (2)	30,903,069	9,302,295	54,750,622	136,312	95,092,298		74,741,206		75,915,102
Overall total	184,783,192	25,400,573	132,436,770	824,409	343,444,944		333,200,398		313,679,293
- Government securities	79,424,732	11,657,846	28,314,327	439,571	119,836,476	48.3	129,211,636	50.0	120,826,335	50,9
- Corporate securities	74,455,391	4,440,432	1,654,837	248,526	80,799,186	32.5	78,924,226	30.5	68,574,685	28.8
- PGBL/VGBL restricted bonds	-	-	47,716,984	-	47,716,984	19,2	50,323,330	19.5	48,363,171	20.3
Subtotal	153,880,123	16,098,278	77,686,148	688,097	248,352,646	100.0	258,459,192	100.0	237,764,191	100.0
Purchase and sale commitments (2)	30,903,069	9,302,295	54,750,622	136,312	95,092,298		74,741,206		75,915,102
Overall total	184,783,192	25,400,573	132,436,770	824,409	343,444,944		333,200,398		313,679,293

Bradesco     133

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Breakdown of the consolidated portfolio by issuer

Securities (3)	R$ thousand
	2014									2013
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market
Government securities	3,469,705	2,139,058	4,758,167	109,469,546	119,836,476	119,909,660	(73,184)	129,211,636	26,173	120,826,335	(3,679,142)
Financial treasury bills	403,795	1,155,978	1,565,028	3,778,075	6,902,876	6,903,318	(442)	9,649,129	1,200	7,057,077	9,189
National treasury bills	3,035,802	837,797	497,074	19,054,897	23,425,570	24,174,333	(748,763)	25,183,584	(705,762)	23,337,049	(943,956)
National treasury notes	11,773	116,779	2,696,065	86,247,149	89,071,766	88,411,200	660,566	93,968,125	692,740	89,875,405	(2,779,003)
Brazilian foreign debt notes	3,948	7,577	-	329,532	341,057	349,223	(8,166)	313,746	14,717	161,871	8,286
Privatization currencies	-	-	-	59,893	59,893	49,540	10,353	62,237	10,662	66,741	11,486
Other	14,387	20,927	-	-	35,314	22,046	13,268	34,815	12,616	328,192	14,856
Private securities	17,983,820	6,148,823	3,938,614	52,727,929	80,799,186	80,410,285	388,901	78,924,226	377,218	68,574,685	(925,802)
Bank deposit certificates	499,298	239,257	12,098	81,729	832,382	832,382	-	871,107	-	1,142,279	-
Shares	5,133,517	-	-	-	5,133,517	5,202,939	(69,422)	5,942,454	(49,133)	4,168,851	(822,093)
Debentures	47,145	3,293,076	1,352,891	29,406,138	34,099,250	34,234,191	(134,941)	33,436,787	(135,650)	32,891,366	(102,688)
Promissory notes	516,943	409,614	-	-	926,557	932,472	(5,915)	983,973	(8,451)	901,859	(2,633)
Foreign corporate securities	133,846	424,145	-	8,933,609	9,491,600	9,691,224	(199,624)	8,582,870	119,861	8,707,922	(311,588)
Derivative financial instruments (1) (9)	3,551,269	434,728	126,980	1,337,436	5,450,413	4,493,173	957,240	5,733,502	636,883	3,308,363	260,361
Other	8,101,802	1,348,003	2,446,645	12,969,017	24,865,467	25,023,904	(158,437)	23,373,533	(186,292)	17,454,045	52,839
PGBL/VGBL restricted bonds	11,598,512	5,440,209	5,301,025	25,377,238	47,716,984	47,716,984	-	50,323,330	-	48,363,171	-
Subtotal	33,052,037	13,728,090	13,997,806	187,574,713	248,352,646	248,036,929	315,717	258,459,192	403,391	237,764,191	(4,604,944)
Purchase and sale commitments (2)	95,092,298	-	-	-	95,092,298	95,092,298	-	74,741,206	-	75,915,102	-
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	173,026	-	(20,725)	-	(48,089)
Securities reclassified to “Held-to-maturity securities” (4)	-	-	-	-	-	-	371,398	-	407,385	-	-
Overall total	128,144,335	13,728,090	13,997,806	187,574,713	343,444,944	343,129,227	860,141	333,200,398	790,051	313,679,293	(4,653,033)

134             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)     Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	R$ thousand
	2014									2013
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market
- Financial (5)	12,964,186	4,913,225	5,229,168	21,910,328	45,016,907	44,066,271	950,636	52,144,622	762,148	63,392,756	25,354
National treasury bills	3,032,884	186,623	23,360	720,495	3,963,362	3,976,111	(12,749)	4,735,926	(720)	4,383,038	(8,832)
Financial treasury bills	276,518	816,485	1,343,459	3,002,679	5,439,141	5,439,421	(280)	8,110,150	1,029	4,802,918	9,027
Bank deposit certificates	331,663	236,663	1,653	25,384	595,363	595,363	-	618,827	-	834,280	-
Derivative financial instruments (1) (9)	3,551,269	434,728	126,980	1,337,436	5,450,413	4,493,173	957,240	5,733,502	636,883	3,308,363	260,361
Debentures	39,975	2,080,482	96,487	3,527,474	5,744,418	5,809,535	(65,117)	6,471,963	(59,382)	28,602,810	(113,656)
Promissory notes	-	77,063	-	-	77,063	77,451	(388)	153,812	(376)	901,859	(2,633)
National treasury notes	-	108,227	1,333,774	11,198,334	12,640,335	12,490,525	149,810	16,341,431	210,590	11,581,411	(103,953)
Other	5,731,877	972,954	2,303,455	2,098,526	11,106,812	11,184,692	(77,880)	9,979,011	(25,876)	8,978,077	(14,960)
- Insurance companies and capitalization bonds	1,630,337	508,669	237,711	1,130,279	3,506,996	3,504,350	2,646	3,573,524	3,987	3,989,538	7,521
Financial treasury bills	-	133,124	101,024	363,223	597,371	597,371	-	690,181	-	1,398,486	-
National treasury bills	1,019	10,481	-	-	11,500	11,500	-	16,171	-	15,083	-
Bank deposit certificates	93,735	-	-	11,499	105,234	105,234	-	127,275	-	127,510	-
National treasury notes	-	-	-	2,574	2,574	2,574	-	424	-	15,844	-
Debentures	-	-	-	127,953	127,953	127,953	-	131,937	-	127,881	-
Other	1,535,583	365,064	136,687	625,030	2,662,364	2,659,718	2,646	2,607,536	3,987	2,304,734	7,521
- Pension plans	11,655,217	5,440,209	5,305,910	25,454,444	47,855,780	47,855,780	-	50,469,114	-	49,103,288	-
PGBL/VGBL restricted bonds	11,598,512	5,440,209	5,301,025	25,377,238	47,716,984	47,716,984	-	50,323,330	-	48,363,171	-
Other	56,705	-	4,885	77,206	138,796	138,796	-	145,784	-	740,117	-
- Other activities	158,633	99,383	80,380	247,933	586,329	586,329	-	715,008	-	722,186	-
Financial treasury bills	115,765	36,136	77,544	175,391	404,836	404,836	-	418,464	-	378,345	-
Bank deposit certificates	4,816	-	-	-	4,816	4,816	-	5,710	-	39,282	-

Bradesco     135

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2014									2013
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market
National treasury bills	1,899	17,869	-	-	19,768	19,768	-	33,365	-	102,347	-
Debentures	4,314	-	-	29,917	34,231	34,231	-	40,831	-	46,197	-
Other	31,839	45,378	2,836	42,625	122,678	122,678	-	216,638	-	156,015	-
Subtotal	26,408,373	10,961,486	10,853,169	48,742,984	96,966,012	96,012,730	953,282	106,902,268	766,135	117,207,768	32,875
Purchase and sale commitments (2)	94,735,470	-	-	-	94,735,470	94,735,470	-	74,506,700	-	75,645,418	-
Financial/other	31,039,381	-	-	-	31,039,381	31,039,381	-	18,328,633	-	29,720,505	-
Insurance companies and capitalization bonds	9,095,456	-	-	-	9,095,456	9,095,456	-	7,219,747	-	3,673,639	-
Pension plans	54,600,633	-	-	-	54,600,633	54,600,633	-	48,958,320	-	42,251,274	-
- PGBL/VGBL	52,809,358	-	-	-	52,809,358	52,809,358	-	47,786,715	-	40,375,123	-
- Funds	1,791,275	-	-	-	1,791,275	1,791,275	-	1,171,605	-	1,876,151	-
Overall total	121,143,843	10,961,486	10,853,169	48,742,984	191,701,482	190,748,200	953,282	181,408,968	766,135	192,853,186	32,875
Derivative financial instruments (liabilities) (9)	(3,579,229)	(342,490)	(233,522)	(921,044)	(5,076,285)	(4,741,634)	(334,651)	(4,726,565)	(284,085)	(3,237,735)	(566,548)

136             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (10)	R$ thousand
	2014									2013
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market
- Financial (5)	3,657,079	2,755,685	2,539,862	99,875,815	108,828,441	109,478,901	(650,460)	107,908,861	(433,588)	76,691,110	(4,177,252)
National treasury bills	-	622,824	473,714	18,334,402	19,430,940	20,166,954	(736,014)	20,398,123	(705,042)	18,836,581	(935,122)
Brazilian foreign debt notes	2,751	-	-	228,926	231,677	238,514	(6,837)	276,989	14,717	121,261	8,285
Foreign corporate securities	131,280	413,031	-	8,669,207	9,213,518	9,409,563	(196,045)	8,515,352	120,001	8,697,831	(311,592)
National treasury notes	-	8,552	795,631	36,321,520	37,125,703	36,701,510	424,193	37,563,911	429,059	37,762,992	(2,832,685)
Financial treasury bills	11,512	170,233	-	207,250	388,995	389,156	(161)	351,399	154	407,221	90
Bank deposit certificates	42,930	2,594	10,445	44,846	100,815	100,815	-	94,198	-	135,490	-
Debentures	-	1,201,675	1,256,404	25,559,229	28,017,308	28,120,236	(102,928)	26,588,998	(108,337)	3,886,367	(19,023)
Shares	1,874,354	-	-	-	1,874,354	1,789,466	84,888	2,330,851	(54,969)	793,329	(187,859)
Other	1,594,252	336,776	3,668	10,510,435	12,445,131	12,562,687	(117,556)	11,789,040	(129,171)	6,050,038	100,654
- Insurance companies and capitalization bonds (4)	1,488,491	-	315,940	6,675,038	8,479,469	9,037,288	(557,819)	9,816,621	(577,193)	14,262,623	(1,566,855)
National treasury notes	-	-	315,940	6,605,462	6,921,402	7,459,806	(538,404)	8,056,741	(543,478)	12,683,853	(1,416,805)
Shares	1,480,628	-	-	-	1,480,628	1,515,088	(34,460)	1,660,645	(29,294)	1,459,079	(151,208)
Debentures	-	-	-	51,078	51,078	30,904	20,174	71,712	19,022	100,896	17,473
Other	7,863	-	-	18,498	26,361	31,490	(5,129)	27,523	(23,443)	18,795	(16,315)
- Pension plans (4)	1,411,018	10,919	38,114	8,053,326	9,513,377	8,947,232	566,145	9,984,073	643,537	25,734,403	1,101,404
Shares	1,395,690	-	-	-	1,395,690	1,467,646	(71,956)	1,622,865	37,582	1,521,974	(482,139)
National treasury notes	-	-	-	7,941,176	7,941,176	7,316,209	624,967	8,183,492	596,570	24,014,245	1,574,438
Debentures	-	10,919	-	98,988	109,907	96,978	12,929	109,913	13,047	127,215	12,517
Other	15,328	-	38,114	13,162	66,604	66,399	205	67,803	(3,662)	70,969	(3,412)
- Other activities	87,076	-	-	14,692	101,768	97,199	4,569	53,820	4,500	10,619	4,884
Bank deposit certificates	26,154	-	-	-	26,154	26,154	-	25,098	-	5,717	-
Other	60,922	-	-	14,692	75,614	71,045	4,569	28,722	4,500	4,902	4,884
Subtotal	6,643,664	2,766,604	2,893,916	114,618,871	126,923,055	127,560,620	(637,565)	127,763,375	(362,744)	116,698,755	(4,637,819)

Bradesco     137

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities (3) (10)	R$ thousand
	2014									2013
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market
Purchase and sale commitments (2)	114,347	-	-	-	114,347	114,347	-	66,145	-	269,684	-
Insurance companies and capitalization bonds	63,537	-	-	-	63,537	63,537	-	28,516	-	74,157	-
Pension plans	50,810	-	-	-	50,810	50,810	-	37,629	-	195,527	-
Subtotal	6,758,011	2,766,604	2,893,916	114,618,871	127,037,402	127,674,967	(637,565)	127,829,520	(362,744)	116,968,439	(4,637,819)
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	173,026	-	(20,725)	-	(48,089)
Securities reclassified to “Held-to-maturity securities“ (4)	-	-	-	-	-	-	371,398	-	407,385	-	-
Overall total	6,758,011	2,766,604	2,893,916	114,618,871	127,037,402	127,674,967	(93,141)	127,829,520	23,916	116,968,439	(4,685,908)

III)  Held-to-maturity securities

Securities (3)	R$ thousand
	2014						2013
	September 30					June 30	September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (6) (7)	Original amortized cost (6) (7)	Original amortized cost (6) (7)
Financial	-	-	-	34,775	34,775	36,757	40,610
Brazilian foreign debt notes	-	-	-	34,775	34,775	36,757	40,610
Insurance companies and capitalization bonds	-	-	-	4,111,813	4,111,813	4,166,630	-
National treasury notes	-	-	-	4,111,813	4,111,813	4,166,630	-
Pension plans	-	-	250,721	20,066,270	20,316,991	19,590,162	3,817,058
National treasury notes	-	-	250,721	20,066,270	20,316,991	19,590,162	3,817,058
Subtotal	-	-	250,721	24,212,858	24,463,579	23,793,549	-
Purchase and sale commitments (2)	242,481	-	-	-	242,481	168,361	-
Insurance companies and capitalization bonds	143,302	-	-	-	143,302	77,842	-
Pension plans	99,179	-	-	-	99,179	90,519	-
Overall total (4)	242,481	-	250,721	24,212,858	24,706,060	23,961,910	3,857,668

138             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on September 30 (3) (6) (7) (8)	Total on June 30 (3) (6) (7) (8)	Total on September 30 (3) (6) (7) (8)
Own portfolio	121,745,089	12,034,264	10,636,536	123,567,231	267,983,120	251,862,883	233,130,397
Fixed income securities	116,611,572	12,034,264	10,636,536	123,567,231	262,849,603	245,920,429	228,961,546
● Financial treasury bills	402,313	650,679	951,406	2,510,312	4,514,710	4,394,817	4,780,993
● National treasury notes	11,773	353	566,853	38,964,018	39,542,997	46,283,364	40,540,404
● Brazilian foreign debt securities	3,948	7,577	-	329,532	341,057	313,746	148,132
● Bank deposit certificates	499,298	239,257	12,098	81,729	832,382	871,107	1,142,279
● National treasury bills	274,415	200,424	5,618	10,108,422	10,588,879	5,512,290	376,914
● Foreign corporate securities	58,410	424,145	-	3,832,323	4,314,878	5,679,926	6,492,774
● Debentures	46,112	3,293,076	1,352,891	29,394,640	34,086,719	33,415,353	32,891,366
● Purchase and sale commitments (2)	95,092,298	-	-	-	95,092,298	74,741,206	75,915,102
● PGBL/VGBL restricted bonds	11,598,512	5,440,209	5,301,025	25,377,238	47,716,984	50,323,330	48,363,171
● Other	8,624,493	1,778,544	2,446,645	12,969,017	25,818,699	24,385,290	18,310,411
Equity securities	5,133,517	-	-	-	5,133,517	5,942,454	4,168,851
● Shares of listed companies (technical reserve)	1,697,068	-	-	-	1,697,068	1,925,663	1,720,257
● Shares of listed companies (other)	3,436,449	-	-	-	3,436,449	4,016,791	2,448,594
Restricted securities	2,847,977	1,259,098	3,234,290	62,346,432	69,687,797	74,524,541	76,623,289
Repurchase agreements	2,837,856	580,362	2,609,626	58,109,430	64,137,274	66,508,426	70,738,737
● National treasury bills	2,761,387	460,787	479,167	7,240,899	10,942,240	14,188,579	18,884,897
● Brazilian foreign debt securities	-	-	-	-	-	-	13,739
● Financial treasury bills	-	3,149	1,247	420,528	424,924	2,625,736	518,907
● National treasury notes	-	116,426	2,129,212	45,335,219	47,580,857	46,769,733	48,732,347
● Foreign corporate securities	75,436	-	-	5,101,286	5,176,722	2,902,944	2,215,148
● Promissory notes	-	-	-	-	-	-	373,699
● Debentures	1,033	-	-	11,498	12,531	21,434	-
Brazilian Central Bank	-	-	-	20,104	20,104	19,008	-
● National treasury bills	-	-	-	20,104	20,104	19,008	-
Privatization currencies	-	-	-	59,893	59,893	62,237	66,741

Bradesco     139

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on September 30 (3) (6) (7) (8)	Total on June 30 (3) (6) (7) (8)	Total on September 30 (3) (6) (7) (8)
Guarantees provided	10,121	678,736	624,664	4,157,005	5,470,526	7,934,870	5,817,811
● National treasury bills	-	176,586	12,289	1,361,858	1,550,733	5,145,635	3,457,994
● Financial treasury bills	1,482	502,150	612,375	847,235	1,963,242	2,628,576	1,757,177
● National treasury notes	-	-	-	1,947,912	1,947,912	-	602,640
● Other	8,639	-	-	-	8,639	160,659	-
Derivative financial instruments (1) (9)	3,551,269	434,728	126,980	1,337,436	5,450,413	5,733,502	3,308,363
Securities subject to unrestricted repurchase agreements	-	-	-	323,614	323,614	1,079,472	617,244
● National treasury bills	-	-	-	323,614	323,614	318,072	617,244
● National treasury notes	-	-	-	-	-	761,400	-
Overall total	128,144,335	13,728,090	13,997,806	187,574,713	343,444,944	333,200,398	313,679,293
%	37.3	4.0	4.1	54.6	100.0	100.0	100.0

(1)     Consistent with the criterion adopted by Bacen Circular Letter no 3068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedges under the category Trading Securities;

(2)     These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)     The investment fund quotas were distributed according to the instruments composing their portfolios and maintaining the fund category classification;

(4)    In compliance with Article 8 of Bacen Circular Letter no 3068/01, Bradesco declares that it has financial capacity and intention to maintain held-to-maturity securities up to their maturity dates. This financial capacity is proven in Note 32a, which presents the maturity of asset and liability operations. In December 2013, the mark-to-market of securities reclassified from the "Available-for-Sale Securities" category to the " Held-to-Maturity Securities" category is maintained under Shareholders' Equity, and is being recognized in income statement for the remaining term of the securities, pursuant to Bacen Circular Letter no 3068/01;

(5)     In June 2014, the amount of R$ 4,571,838 thousand was reclassified from “Held-for-trading securities” to “Available-for-sale securities”;

(6)     The number of days to maturity was based on the maturity of the instruments, regardless of their accounting classification;

(7)     This column reflects book value after mark-to-market accounting in accordance with item (8), whose fair value is higher than the original amortized cost for the amount of R$ 2,336,828 thousand (R$ 2,190,319 thousand on June 30, and R$ 1,753,311 thousand on September 30, 2013);

(8)     The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the fair value of the respective quotas. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(9)     For a better analysis of these items, consider their net effect (Note 8e II); and

(10)   The September 30, 2014 YTD shows impairment write-offs totaling R$ 598,087 thousand related to the heading "Equity securities" for securities classified as "Available-for-sale securities", referring to the shares of Banco Espírito Santo (BES), due to the corporate restructuring held on August 3, 2014, and the September 30, 2013 YTD shows no impairment write-offs for securities classified as "Available-for-sale securities”.

140             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair values of loan derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Bradesco     141

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in balance sheet and off-balance-sheet accounts

	R$ thousand
	2014				2013
	September 30		June 30		September 30
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	86,475,277		47,729,644		145,560,495
- Interbank market	56,943,311	-	34,923,191	-	136,868,520	-
- Foreign currency	26,942,049	4,879,976	12,460,660	-	8,615,349	-
- Other	2,589,917	2,256,841	345,793	-	76,626	-
Sale commitments:	124,711,299		172,489,277		287,122,209
- Interbank market (1)	102,316,150	45,372,839	144,175,395	109,252,204	251,479,293	114,610,773
- Foreign currency (2)	22,062,073	-	27,925,679	15,465,019	35,526,825	26,911,476
- Other	333,076	-	388,203	42,410	116,091	39,465

Option contracts
Purchase commitments:	27,495,157		183,084,853		186,569,850
- Interbank market	23,256,803	-	174,189,300	-	184,029,021	-
- Foreign currency	3,369,626	-	8,438,490	-	1,985,187	-
- Other	868,728	320,415	457,063	308,760	555,642	220,557
Sale commitments:	29,830,352		192,330,117		201,396,028
- Interbank market	24,979,780	1,722,977	182,179,923	7,990,623	198,260,255	14,231,234
- Foreign currency	4,302,259	932,633	10,001,891	1,563,401	2,800,688	815,501
- Other	548,313	-	148,303	-	335,085	-

Forward contracts
Purchase commitments:	29,239,084		8,182,654		15,107,686
- Foreign currency	29,078,269	15,931,379	7,196,046	-	14,388,071	6,085,234
- Other	160,815	-	986,608	404,419	719,615	-
Sale commitments:	13,588,199		8,213,166		9,307,402
- Foreign currency	13,146,890	-	7,630,977	434,931	8,302,837	-
- Other	441,309	280,494	582,189	-	1,004,565	284,950

Swap contracts
Assets (long position):	54,846,993		54,450,528		62,720,276
- Interbank market	11,153,625	-	11,052,842	-	10,774,736	667,087
- Fixed rate	6,025,915	2,657,903	6,364,785	3,196,915	4,548,907	1,380,945
- Foreign currency	29,929,330	1,084,533	31,596,018	777,860	24,814,187	-
- IGP-M	1,608,077	-	1,529,877	-	1,308,023	-
- Other	6,130,046	-	3,907,006	-	21,274,423	-
Liabilities (short position):	54,017,994		53,598,476		62,623,437
- Interbank market	13,085,130	1,931,505	13,267,339	2,214,497	10,107,649	-
- Fixed rate	3,368,012	-	3,167,870	-	3,167,962	-
- Foreign currency	28,844,797	-	30,818,158	-	25,227,009	412,822
- IGP-M	2,237,113	629,036	2,217,591	687,714	2,369,528	1,061,505
- Other	6,482,942	352,896	4,127,518	220,512	21,751,289	476,866

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, for the amount of R$ 20,827,421 thousand (R$ 20,440,070 thousand on June 30, 2014 and R$ 21,603,443 thousand on September 30, 2013) (Note 8g); and

(2)  Includes specific hedges to protect foreign investments totaling R$ 34,319,069 thousand (R$ 31,850,766 thousand on June 30, 2014 and R$ 26,289,036 thousand on September 30, 2013).

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and settlement agreements for liabilities within the National Financial System, in accordance with CMN Resolution no 3263/05.

142             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	R$ thousand
	2014						2013
	September 30			June 30			September 30
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivables - swaps	3,391,772	952,130	4,343,902	3,138,947	682,032	3,820,979	1,222,623	253,531	1,476,154
Receivable forward purchases	732,260	-	732,260	1,098,271	-	1,098,271	854,312	-	854,312
Receivable forward sales	102,096	-	102,096	705,931	-	705,931	817,905	-	817,905
Premiums on exercisable options	267,045	5,110	272,155	153,470	(45,149)	108,321	153,162	6,830	159,992
Total assets (A)	4,493,173	957,240	5,450,413	5,096,619	636,883	5,733,502	3,048,002	260,361	3,308,363
Adjustment payables - swaps	(3,157,482)	(357,421)	(3,514,903)	(2,616,028)	(352,899)	(2,968,927)	(830,172)	(549,067)	(1,379,239)
Payable forward purchases	(120,007)	-	(120,007)	(1,114,982)	-	(1,114,982)	(686,504)	-	(686,504)
Payable forward sales	(1,272,770)	-	(1,272,770)	(459,202)	-	(459,202)	(933,726)	-	(933,726)
Premiums on written options	(191,375)	22,770	(168,605)	(252,268)	68,814	(183,454)	(220,785)	(17,481)	(238,266)
Total liabilities (B)	(4,741,634)	(334,651)	(5,076,285)	(4,442,480)	(284,085)	(4,726,565)	(2,671,187)	(566,548)	(3,237,735)

Net Effect (A-B)	(248,461)	622,589	374,128	654,139	352,798	1,006,937	376,815	(306,187)	70,628

III) Futures, options, forward and swap contracts - (Notional)

	R$ thousand
	2014						2013
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on September 30	Total on June 30	Total on September 30
Futures contracts	63,114,914	61,440,913	38,217,998	48,412,751	211,186,576	220,218,921	432,682,704
Option contracts	16,126,252	34,546,013	5,890,110	763,134	57,325,509	375,414,970	387,965,878
Forward contracts	36,176,405	3,070,759	1,743,857	1,836,262	42,827,283	16,395,820	24,415,088
Swap contracts	10,906,628	15,615,584	4,219,796	19,761,083	50,503,091	50,629,549	61,244,122
Total on September 30, 2014	126,324,199	114,673,269	50,071,761	70,773,230	361,842,459
Total on June 30, 2014	296,792,795	119,203,762	197,241,868	49,420,835		662,659,260
Total on September 30, 2013	102,871,771	575,117,239	108,281,728	120,037,054			906,307,792

Bradesco     143

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

IV) Types of margin offered for guarantee for derivative financial instruments, mainly futures contracts

	R$ thousand
	2014		2013
	September 30	June 30	September 30
Government securities
National treasury notes	2,155,504	123,655	572,424
Financial treasury bills	5,281	5,126	5,999
National treasury bills	-	3,707,271	2,316,774
Total	2,160,785	3,836,052	2,895,197

V)  Revenues and expenses, net

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Swap contracts	269,400	(78,685)	(217,744)	(286,376)
Forward contracts	(678,645)	(18,414)	(850,970)	819,776
Option contracts	100,245	(17,653)	93,215	(240,322)
Futures contracts	(972,893)	892,459	826,895	(2,204,447)
Foreign exchange variation of investments abroad	788,460	(237,631)	328,797	240,480
Total (Note 8h)	(493,433)	540,076	180,193	(1,670,889)

VI) Total value of derivative financial instruments, by trading location and counterparties

	R$ thousand
	2014		2013
	September 30	June 30	September 30
Cetip (over-the-counter)	48,003,382	52,290,779	63,502,069
BM&FBOVESPA (stock exchange)	253,739,816	577,001,960	806,538,208
Abroad (over-the-counter) (1)	47,494,671	17,276,135	23,954,215
Abroad (stock exchange) (1)	12,604,590	16,090,386	12,313,300
Total	361,842,459	662,659,260	906,307,792

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

As of September 30, 2014, a total of 93.6% of counterparties are corporate entities and 6.4% are financial institutions.

f)      Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

144             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

On September 30, 2014 Bradesco had credit default swaps (CDS) with the following characteristics: (i) the amount of risk transferred from Credit swaps whose underlying assets are "securities - under the Brazilian public debt" is R$ (49,020) thousand; and (ii) the risk received from credit swaps whose underlying assets are "derivative with companies" is R$ 12,255 thousand, amounting to a total net credit risk value of R$ (36,765) thousand, whose effect on the required shareholders' equity calculation is R$ 1,348 thousand.

Bradesco carries out operations involving credit derivatives to better manage its risk exposure and its assets. The contracts related to credit derivatives transactions described above are due in 2019. The mark-to-market protection rates that remunerates the counterparty that receives the risk totaled R$ (1,106) thousand. There were no credit events during the period, related to generating facts set forth in the agreements.

g)    Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, related to floating interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2014		2013
	September 30	June 30	September 30
DI Future with maturity between 2015 and 2017	20,827,421	20,440,070	21,603,443
Funding indexed to CDI	20,852,335	20,290,694	21,540,722
Mark-to-market adjustment recorded in shareholders’ equity (1)	173,026	(20,725)	(48,089)
Ineffective fair value recorded in profit or loss	-	-	-

(1)  The adjustment in shareholders’ equity is R$ 103,816 thousand, net of taxes (R$ (12,435) thousand on June 30, 2014 and R$ (28,853) thousand on September 30, 2013).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter no 3082/02.

h)    Income from securities, insurance, pension plans and capitalization bonds and derivative financial instruments

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Fixed income securities	4,759,113	4,803,214	13,749,572	8,896,271
Interbank investments (Note 7b)	4,423,991	3,213,999	10,682,281	12,446,268
Equity securities (1)	(574,526)	1,496	(573,194)	21,965
Subtotal	8,608,578	8,018,709	23,858,659	21,364,504
Income from insurance, pension plans and capitalization bonds	3,443,157	3,564,421	10,271,026	6,371,102
Income from derivative financial instruments (Note 8e V)	(493,433)	540,076	180,193	(1,670,889)
Total	11,558,302	12,123,206	34,309,878	26,064,717

(1)  The 3rd quarter of 2014 and the September 30, 2014 YTD include the impairment write-offs referring to the shares of Banco Espírito Santo (BES), due to the corporate restructuring held on August 3, 2014, totaling R$ 598,087 thousand.

Bradesco     145

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

9)      INTERBANK ACCOUNTS - RESERVE REQUIREMENT

a)   Reserve requirement

	R$ thousand
	Remuneration	2014		2013
		September 30	June 30	September 30
Reserve requirement – demand deposits	not remunerated	6,174,583	5,054,725	7,309,622
Reserve requirement – savings deposits	savings index	17,359,784	16,742,086	15,264,221
Reserve requirement – time deposits	Selic rate	6,101,466	12,472,422	9,173,472
Additional reserve requirement	Selic rate	17,076,983	19,232,593	17,725,360
• Savings deposits		8,679,892	8,371,043	7,625,238
• Time deposits		8,397,091	10,861,550	10,100,122
Reserve requirement – SFH	TR + interest rate	614,012	604,050	579,879
Funds from rural loan	not remunerated	-	-	578
Total (1)		47,326,828	54,105,876	50,053,132

(1)  For further information regarding new rules on reserve requirement, see Note 35c.

b)   Revenue from reserve requirement

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Reserve requirement – Bacen	1,085,338	1,131,731	3,290,894	2,177,535
Reserve requirement – SFH	8,673	7,942	24,865	20,031
Total	1,094,011	1,139,673	3,315,759	2,197,566

146             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

10)  LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2014				2013
							Total on September 30 (A)	% (6)	Total on June 30 (A)	% (6)	Total on September 30 (A)	% (6)
Discounted trade receivables and loans (1)	19,096,554	14,413,853	10,989,241	18,107,432	21,480,431	59,198,379	143,285,890	37.0	139,408,075	36.8	137,015,513	38.3
Financing	3,545,707	3,646,017	3,295,309	8,852,907	15,532,952	81,142,571	116,015,463	30.0	112,855,561	29.7	104,952,821	29.4
Agricultural and agribusiness loans	2,228,576	1,224,650	925,844	2,403,629	7,070,264	9,648,931	23,501,894	6.1	23,077,317	6.1	18,575,189	5.2
Subtotal	24,870,837	19,284,520	15,210,394	29,363,968	44,083,647	149,989,881	282,803,247	73.1	275,340,953	72.6	260,543,523	72.9
Leasing	227,622	201,873	204,917	558,321	901,754	2,172,155	4,266,642	1.1	4,565,992	1.2	5,511,023	1.5
Advances on foreign exchange contracts (2)	828,282	1,049,333	553,996	1,713,522	1,649,284	3,479	5,797,896	1.5	6,405,816	1.7	6,226,447	1.7
Subtotal	25,926,741	20,535,726	15,969,307	31,635,811	46,634,685	152,165,515	292,867,785	75.7	286,312,761	75.5	272,280,993	76.1
Other receivables (3)	6,933,310	4,528,897	1,702,270	3,231,930	2,762,270	1,533,956	20,692,633	5.3	19,884,780	5.2	18,419,552	5.1
Total loans	32,860,051	25,064,623	17,671,577	34,867,741	49,396,955	153,699,471	313,560,418	81.0	306,197,541	80.7	290,700,545	81.2
Sureties and guarantees (4)	2,960,981	1,140,236	1,057,977	3,470,981	7,661,196	53,988,712	70,280,083	18.1	69,875,477	18.4	65,348,398	18.2
Loan assignment (5)	-	-	-	-	-	-	-	-	-	-	63,402	-
Loan assignment - real estate receivables certificate	56,199	56,196	56,193	161,725	241,359	811,468	1,383,140	0.4	1,432,065	0.4	833,131	0.2
Co-obligation in rural loan assignment (4)	-	-	-	-	-	111,708	111,708	-	111,358	-	119,569	-
Loans available for import (4)	55,272	112,168	57,043	192,242	10,717	28,336	455,778	0.1	380,262	0.1	690,513	0.2
Confirmed exports loans (4)	26,866	1,185	21,140	1,383	635	-	51,209	-	22,135	-	60,616	-
Acquisition of credit card receivables	388,343	173,193	123,370	321,006	363,481	87,885	1,457,278	0.4	1,385,558	0.4	870,706	0.2
Grand total on September 30, 2014	36,347,712	26,547,601	18,987,300	39,015,078	57,674,343	208,727,580	387,299,614	100.0
Overall total on June 30, 2014	35,790,712	25,313,961	17,830,701	43,749,386	51,372,974	205,346,662			379,404,396	100.0
Grand total on September 30, 2013	35,298,575	24,580,442	17,763,368	39,154,900	51,575,692	190,313,903					358,686,880	100.0

Bradesco     147

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2014				2013
						Total on September 30 (B)	% (6)	Total on June 30 (B)	% (6)	Total on September 30 (B)	% (6)
Discounted trade receivables and loans (1)	1,222,641	1,081,830	933,341	2,103,968	2,802,085	8,143,865	87.6	7,960,760	88.1	7,041,266	85.1
Financing	241,521	157,840	88,056	153,407	156,183	797,007	8.6	798,211	8.8	898,213	10.8
Agricultural and agribusiness loans	15,657	26,642	47,825	22,189	20,164	132,477	1.4	86,061	1.0	105,635	1.3
Subtotal	1,479,819	1,266,312	1,069,222	2,279,564	2,978,432	9,073,349	97.6	8,845,032	97.9	8,045,114	97.2
Leasing	18,117	14,876	10,336	19,812	15,435	78,576	0.8	92,439	1.0	134,083	1.6
Advances on foreign exchange contracts (2)	1,851	5,106	41	8,660	-	15,658	0.2	8,566	0.1	12,314	0.1
Subtotal	1,499,787	1,286,294	1,079,599	2,308,036	2,993,867	9,167,583	98.6	8,946,037	99.0	8,191,511	98.9
Other receivables (3)	7,072	2,986	2,136	41,188	73,071	126,453	1.4	85,827	1.0	94,478	1.1
Grand total on September 30, 2014	1,506,859	1,289,280	1,081,735	2,349,224	3,066,938	9,294,036	100.0
Overall total on June 30, 2014	1,537,367	1,365,629	1,128,785	2,397,663	2,602,420			9,031,864	100.0
Grand total on September 30, 2013	1,298,681	1,162,401	1,003,750	1,989,062	2,832,095					8,285,989	100.0

148             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2014				2013
							Total on September 30 (C)	% (6)	Total on June 30 (C)	% (6)	Total on September 30 (C)	% (6)
Discounted trade receivables and loans (1)	629,760	566,405	485,609	1,132,228	1,693,020	3,938,989	8,446,011	64.7	8,641,365	64.3	7,766,335	61.4
Financing	201,282	183,360	184,439	520,235	837,467	2,186,773	4,113,556	31.5	4,301,600	32.0	4,324,613	34.1
Agricultural and agribusiness loans	623	1,812	1,576	4,440	32,559	178,796	219,806	1.7	177,781	1.3	142,516	1.1
Subtotal	831,665	751,577	671,624	1,656,903	2,563,046	6,304,558	12,779,373	97.9	13,120,746	97.6	12,233,464	96.6
Leasing	16,852	15,515	15,023	40,150	62,319	113,245	263,104	2.0	310,514	2.3	432,174	3.4
Subtotal	848,517	767,092	686,647	1,697,053	2,625,365	6,417,803	13,042,477	99.9	13,431,260	99.9	12,665,638	100.0
Other receivables (3)	444	405	404	1,093	1,476	3,050	6,872	0.1	7,280	0.1	2,793	-
Grand total on September 30, 2014	848,961	767,497	687,051	1,698,146	2,626,841	6,420,853	13,049,349	100.0
Overall total on June 30, 2014	898,095	764,554	696,014	1,748,073	2,694,449	6,637,355			13,438,540	100.0
Grand total on September 30, 2013	834,508	686,573	660,545	1,625,534	2,526,236	6,335,035					12,668,431	100.0

Bradesco     149

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2014				2013
	Total on September 30 (A+B+C)	% (6)	Total on June 30 (A+B+C)	% (6)	Total on September 30 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	159,875,766	39.1	156,010,200	38.8	151,823,114	40.1
Financing	120,926,026	29.5	117,955,372	29.4	110,175,647	29.0
Agricultural and agribusiness loans	23,854,177	5.8	23,341,159	5.8	18,823,340	5.0
Subtotal	304,655,969	74.4	297,306,731	74.0	280,822,101	74.1
Leasing	4,608,322	1.1	4,968,945	1.2	6,077,280	1.6
Advances on foreign exchange contracts (2) (Note 11a)	5,813,554	1.4	6,414,382	1.6	6,238,761	1.6
Subtotal	315,077,845	76.9	308,690,058	76.8	293,138,142	77.3
Other receivables (3)	20,825,958	5.1	19,977,887	5.0	18,516,823	4.9
Total loans	335,903,803	82.0	328,667,945	81.8	311,654,965	82.2
Sureties and guarantees (4)	70,280,083	17.2	69,875,477	17.4	65,348,398	17.2
Loan assignment (5)	-	-	-	-	63,402	-
Loan assignment - real estate receivables certificate	1,383,140	0.3	1,432,065	0.4	833,131	0.2
Co-obligation in rural loan assignment (4)	111,708	-	111,358	-	119,569	-
Loans available for import (4)	455,778	0.1	380,262	0.1	690,513	0.2
Confirmed exports loans (4)	51,209	-	22,135	-	60,616	-
Acquisition of credit card receivables	1,457,278	0.4	1,385,558	0.3	870,706	0.2
Grand total on September 30, 2014	409,642,999	100.0
Overall total on June 30, 2014			401,874,800	100.0
Grand total on September 30, 2013					379,641,300	100.0

(1)  Including credit card loans and advances on credit card receivables for the amount of R$ 17,788,217 thousand (R$ 18,384,878 thousand on June 30, 2014 and R$ 18,909,033 thousand on September 30, 2013);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) for the amount of R$ 17,495,420 thousand (R$ 16,671,843 thousand on June 30, 2014 and R$ 15,602,420 thousand on September 30, 2013);

(4)  Recorded in off-balance sheet accounts;

(5)  Amount of loan assignment up to September 30, 2013, net of installments repaid; and

(6)  Percentage of each type on total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

150             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	2014				2013
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September 30	% (1)
Discounted trade receivables and loans	27,169,918	76,380,290	10,697,697	24,563,189	4,455,003	3,625,711	1,847,167	1,658,602	9,478,189	159,875,766	47.7	156,010,200	47.5	151,823,114	48.7
Financing	27,726,906	43,629,573	39,379,284	7,113,830	692,427	460,213	301,386	239,599	1,382,808	120,926,026	36.0	117,955,372	35.9	110,175,647	35.4
Agricultural and agribusiness loans	3,319,165	3,189,563	9,464,609	7,191,985	278,857	220,291	76,283	22,150	91,274	23,854,177	7.1	23,341,159	7.1	18,823,340	6.0
Subtotal	58,215,989	123,199,426	59,541,590	38,869,004	5,426,287	4,306,215	2,224,836	1,920,351	10,952,271	304,655,969	90.8	297,306,731	90.5	280,822,101	90.1
Leasing	103,541	582,696	3,488,741	61,052	104,953	39,850	51,277	21,707	154,505	4,608,322	1.4	4,968,945	1.5	6,077,280	2.0
Advances on foreign exchange contracts (2)	2,474,462	1,896,028	638,520	676,631	85,136	27,495	5,119	-	10,163	5,813,554	1.6	6,414,382	1.9	6,238,761	2.0
Subtotal	60,793,992	125,678,150	63,668,851	39,606,687	5,616,376	4,373,560	2,281,232	1,942,058	11,116,939	315,077,845	93.8	308,690,058	93.9	293,138,142	94.1
Other receivables	1,127,557	15,324,757	1,239,993	2,463,017	117,299	47,703	32,919	26,292	446,421	20,825,958	6.2	19,977,887	6.1	18,516,823	5.9
Grand total on September 30, 2014	61,921,549	141,002,907	64,908,844	42,069,704	5,733,675	4,421,263	2,314,151	1,968,350	11,563,360	335,903,803	100.0
%	18.5	42.0	19.3	12.5	1.7	1.3	0.7	0.6	3.4	100.0
Overall total on June 30, 2014	59,181,804	138,226,493	61,127,268	44,519,952	6,224,475	4,108,435	2,837,282	1,905,758	10,536,478			328,667,945	100.0
%	18.0	42.1	18.6	13.5	1.9	1.2	0.9	0.6	3.2			100.0
Grand total on September 30, 2013	50,612,033	132,728,103	53,432,438	47,923,657	9,590,006	2,693,221	2,225,208	1,659,147	10,791,152					311,654,965	100.0
%	16.2	42.6	17.1	15.4	3.1	0.9	0.7	0.5	3.5					100.0

(1)  Percentage of each type on total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 11a.

Bradesco     151

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Maturity ranges and levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	2014				2013
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September 30	% (1)
Outstanding installments	-	-	1,558,577	2,830,776	1,798,768	1,316,000	891,442	796,558	3,857,228	13,049,349	100.0	13,438,540	100.0	12,668,431	100.0
1 to 30	-	-	146,367	211,519	101,673	64,808	49,918	48,955	225,721	848,961	6.5	898,095	6.7	834,508	6.6
31 to 60	-	-	156,237	179,252	84,543	59,599	44,664	42,808	200,394	767,497	5.9	764,554	5.7	686,573	5.4
61 to 90	-	-	109,673	161,970	82,926	55,695	43,251	41,402	192,134	687,051	5.3	696,014	5.2	660,545	5.2
91 to 180	-	-	216,775	365,652	215,799	148,309	115,516	111,876	524,219	1,698,146	13.0	1,748,073	13.0	1,625,534	12.8
181 to 360	-	-	313,382	563,554	349,627	235,635	184,866	169,652	810,125	2,626,841	20.1	2,694,449	20.1	2,526,236	19.9
More than 360	-	-	616,143	1,348,829	964,200	751,954	453,227	381,865	1,904,635	6,420,853	49.2	6,637,355	49.3	6,335,035	50.1
Past-due installments (2)	-	-	435,565	917,107	842,710	767,789	745,566	835,327	4,749,972	9,294,036	100.0	9,031,864	100.0	8,285,989	100.0
1 to 14	-	-	23,352	79,747	89,092	33,038	20,967	119,320	135,558	501,074	5.4	498,842	5.5	364,753	4.4
15 to 30	-	-	402,417	238,441	95,985	57,091	31,998	26,506	153,347	1,005,785	10.8	1,038,525	11.5	933,928	11.3
31 to 60	-	-	9,796	572,863	213,194	111,461	98,832	51,821	231,313	1,289,280	13.9	1,365,629	15.1	1,162,401	14.0
61 to 90	-	-	-	19,874	423,951	146,784	117,701	89,393	284,032	1,081,735	11.6	1,128,785	12.5	1,003,750	12.1
91 to 180	-	-	-	6,182	20,488	411,029	462,246	529,606	919,673	2,349,224	25.3	2,397,663	26.5	1,989,062	24.0
181 to 360	-	-	-	-	-	8,386	13,822	18,681	2,936,630	2,977,519	32.0	2,539,922	28.2	2,734,548	33.0
More than 360	-	-	-	-	-	-	-	-	89,419	89,419	1.0	62,498	0.7	97,547	1.2
Subtotal	-	-	1,994,142	3,747,883	2,641,478	2,083,789	1,637,008	1,631,885	8,607,200	22,343,385		22,470,404		20,954,420
Specific provision	-	-	19,942	112,436	264,148	625,137	818,504	1,142,320	8,607,200	11,589,687		11,096,873		10,789,704

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as allowed under CMN Resolution no 2682/99.

152             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	2014				2013
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September 30	% (1)
Outstanding installments	61,921,549	141,002,907	62,914,702	38,321,821	3,092,197	2,337,474	677,143	336,465	2,956,160	313,560,418	100.0	306,197,541	100.0	290,700,545	100.0
1 to 30	4,486,056	17,723,453	3,441,760	5,951,388	376,396	253,316	70,799	52,942	503,941	32,860,051	10.5	33,033,760	10.8	32,780,217	11.3
31 to 60	3,947,925	13,368,662	2,825,076	4,029,667	239,905	167,545	145,913	40,889	299,041	25,064,623	8.0	24,220,768	7.9	23,349,804	8.0
61 to 90	2,889,189	8,277,916	2,280,422	3,033,932	126,097	870,251	24,983	20,370	148,417	17,671,577	5.6	16,522,544	5.4	16,259,526	5.6
91 to 180	7,274,975	16,395,086	4,988,758	5,262,250	338,555	162,244	81,649	39,631	324,593	34,867,741	11.1	39,006,970	12.7	34,682,887	11.9
181 to 360	8,578,917	23,612,082	8,674,257	7,362,249	496,960	132,424	75,929	53,821	410,316	49,396,955	15.8	44,313,759	14.5	44,359,939	15.3
More than 360	34,744,487	61,625,708	40,704,429	12,682,335	1,514,284	751,694	277,870	128,812	1,269,852	153,699,471	49.0	149,099,740	48.7	139,268,172	47.9
Generic provision	-	705,014	629,147	1,149,654	309,220	701,242	338,571	235,526	2,956,160	7,024,534		6,685,258		6,678,086
Grand total on September 30, 2014 (2)	61,921,549	141,002,907	64,908,844	42,069,704	5,733,675	4,421,263	2,314,151	1,968,350	11,563,360	335,903,803
Existing provision	-	784,664	739,733	2,392,543	1,605,168	1,989,578	1,603,445	1,944,041	11,563,360	22,622,532
Minimum required provision	-	705,014	649,089	1,262,090	573,368	1,326,379	1,157,075	1,377,846	11,563,360	18,614,221
Excess provision (3)	-	79,650	90,644	1,130,453	1,031,800	663,199	446,370	566,195	-	4,008,311
Overall total on June 30, 2014 (2)	59,181,804	138,226,493	61,127,268	44,519,952	6,224,475	4,108,435	2,837,282	1,905,758	10,536,478			328,667,945
Existing provision	-	769,542	696,052	2,364,138	1,734,159	1,833,718	1,964,371	1,892,926	10,536,478			21,791,384
Minimum required provision	-	691,132	611,272	1,335,599	622,448	1,232,530	1,418,642	1,334,030	10,536,478			17,782,131
Excess provision (3)	-	78,410	84,780	1,028,539	1,111,711	601,188	545,729	558,896	-			4,009,253
Grand total on September 30, 2013 (2)	50,612,033	132,728,103	53,432,438	47,923,657	9,590,006	2,693,221	2,225,208	1,659,147	10,791,152					311,654,965
Existing provision	-	664,850	540,413	2,588,618	2,467,044	1,301,647	1,489,567	1,633,070	10,791,152					21,476,361
Minimum required provision	-	663,633	534,324	1,437,709	959,001	807,966	1,112,604	1,161,401	10,791,152					17,467,790
Excess provision	-	1,217	6,089	1,150,909	1,508,043	493,681	376,963	471,669	-					4,008,571

(1)    Percentage of maturities by type of installment;

(2)    The overall total includes performing loans for the amount of R$ 313,560,418 thousand (R$ 306,197,541 thousand on June 30, 2014 and R$ 290,700,545 thousand on September 30, 2013) and non-performing loans of R$ 22,343,385 thousand (R$ 22,470,404 thousand on June 30, 2014 and R$ 20,954,420 thousand on September 30, 2013); and

(3)    On September 30, 2014, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was detached from the excess provision, totaling R$ 367,495 thousand (R$ 333,734 thousand on June 30, 2014) (Note 20b).

Bradesco     153

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Concentration of loans

	R$ thousand
	2014				2013
	September 30	% (1)	June 30	% (1)	September 30	% (1)
Largest borrower	6,507,899	1.9	6,126,977	1.9	2,161,358	0.7
10 largest borrowers	23,079,668	6.9	21,889,272	6.7	16,194,668	5.2
20 largest borrowers	33,329,222	9.9	31,242,836	9.5	25,130,780	8.1
50 largest borrowers	47,074,862	14.0	45,222,858	13.8	38,604,572	12.4
100 largest borrowers	59,473,648	17.7	57,191,992	17.4	50,453,815	16.2

(1)  Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	R$ thousand
	2014				2013
	September 30%		June 30%		September 30%
Public sector	6,532,669	1.9	6,156,893	1.9	171,396	0.1
Federal government	6,507,899	1.9	6,126,977	1.9	84,901	-
Petrochemical	6,507,899	1.9	6,126,977	1.9	84,901	-
State government	24,770	-	29,916	-	86,495	0.1
Production and distribution of electricity	24,770	-	29,916	-	86,495	0.1
Private sector	329,371,134	98.1	322,511,052	98.1	311,483,569	99.9
Manufacturing	55,198,366	16.4	54,767,911	16.6	56,986,349	18.2
Food products and beverages	13,454,972	4.0	13,868,061	4.2	13,342,113	4.3
Steel, metallurgy and mechanics	9,923,948	3.0	10,054,449	3.1	9,826,911	3.2
Light and heavy vehicles	4,805,455	1.4	4,407,580	1.3	4,975,842	1.6
Chemical	4,167,542	1.2	3,661,973	1.1	4,263,343	1.4
Pulp and paper	3,927,123	1.2	4,024,469	1.2	4,137,346	1.3
Textiles and apparel	3,196,658	1,0	3,130,392	0.9	3,415,720	1.1
Rubber and plastic articles	2,632,399	0.8	2,700,983	0.8	2,851,713	0.9
Furniture and wood products	2,164,086	0.6	2,213,129	0.7	2,083,119	0.7
Non-metallic materials	2,062,333	0.6	2,006,362	0.6	2,228,093	0.7
Automotive parts and accessories	2,024,612	0.6	1,967,945	0,6	2,002,826	0.6
Oil refining and production of alcohol	1,880,897	0.6	1,657,942	0.5	1,654,473	0.5
Extraction of metallic and non-metallic ores	1,192,009	0.3	1,170,875	0.4	1,575,305	0.5
Electric and electronic products	1,170,395	0.3	1,200,951	0.4	1,632,083	0.5
Leather articles	745,669	0.2	755,180	0.2	778,114	0.2
Publishing, printing and reproduction	558,084	0.2	541,519	0.2	585,242	0.2
Other industries	1,292,184	0.4	1,406,101	0.4	1,634,106	0.5
Commerce	41,924,436	12.5	41,698,763	12.8	42,179,317	13.5
Merchandise in specialty stores	8,164,431	2.4	8,202,678	2.5	8,880,168	2.8
Food products, beverages and tobacco	5,258,839	1.6	4,627,035	1.4	4,656,494	1.5
Non-specialized retailer	4,868,638	1.4	4,997,814	1.5	4,411,220	1.4
Waste and scrap	3,589,833	1.1	3,592,098	1.1	3,414,218	1.1
Automobile	3,570,877	1.1	3,568,137	1.1	3,665,461	1.2
Motor vehicle repairs, parts and accessories	3,108,441	0.9	3,083,494	0.9	3,218,251	1.0
Clothing and footwear	2,897,603	0.9	2,942,289	0.9	3,284,646	1.1
Agricultural products	2,228,705	0.6	2,186,741	0.7	2,017,120	0.6
Grooming and household articles	2,182,439	0.6	2,179,997	0.7	2,339,178	0.8
Fuel	1,932,338	0.6	1,921,946	0.6	1,944,427	0.6
Wholesale of goods in general	1,247,184	0.4	1,151,577	0.4	963,331	0.3
Trading intermediary	861,314	0.3	904,057	0.3	899,944	0.3
Other commerce	2,013,794	0.6	2,340,900	0.7	2,484,859	0.8
Financial intermediaries	4,068,361	1.2	3,742,382	1.1	2,983,774	1.0
Services	87,748,836	26.2	84,762,710	25.7	80,111,486	25.7
Civil construction	23,785,230	7.1	23,492,691	7.1	22,632,226	7.3
Transportation and storage	17,706,831	5.3	17,486,148	5.3	17,524,105	5.6
Real estate activities, rentals and corporate services	12,293,481	3.7	12,063,574	3.7	11,139,712	3.6
Holding companies, legal, accounting and business advisory services	5,987,641	1.8	5,701,013	1.7	4,805,033	1.5
Clubs, leisure, cultural and sport activities	4,449,487	1.3	4,037,140	1.2	2,106,225	0.7
Production and distribution of electric power, gas and water	3,901,047	1.2	3,838,605	1.2	4,641,812	1.5
Hotels and catering	2,832,888	0.8	2,799,137	0.9	2,719,408	0.9
Social services, education, health, defense and social security	2,756,121	0.8	2,790,481	0.8	2,541,838	0.8
Telecommunications	747,989	0.2	427,936	0.1	487,682	0.1
Other services	13,288,121	4.0	12,125,985	3.7	11,513,445	3.7
Agriculture, cattle raising, fishing, forestry and timber industry	3,485,486	1.0	3,580,238	1.1	3,106,359	1.0
Individuals	136,945,649	40.8	133,959,048	40.8	126,116,284	40.5
Total	335,903,803	100.0	328,667,945	100.0	311,654,965	100.0

154             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Level of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2014		2013
	Past due	Outstanding	Total - non-performing loans				% Accumulated on September 30 (2)	% Accumulated on June 30 (2)	% Accumulated on September 30 (2)
AA	-	-	-	61,921,549	61,921,549	18.5	18.5	18.0	16.2
A	-	-	-	141,002,907	141,002,907	42.0	60.5	60.1	58.8
B	435,565	1,558,577	1,994,142	62,914,702	64,908,844	19.3	79.8	78.7	75.9
C	917,107	2,830,776	3,747,883	38,321,821	42,069,704	12.5	92.3	92.2	91.3
Subtotal	1,352,672	4,389,353	5,742,025	304,160,979	309,903,004	92.3
D	842,710	1,798,768	2,641,478	3,092,197	5,733,675	1.7	94.0	94.1	94.4
E	767,789	1,316,000	2,083,789	2,337,474	4,421,263	1.3	95.3	95.3	95.3
F	745,566	891,442	1,637,008	677,143	2,314,151	0.7	96.0	96.2	96.0
G	835,327	796,558	1,631,885	336,465	1,968,350	0,6	96.6	96.8	96.5
H	4,749,972	3,857,228	8,607,200	2,956,160	11,563,360	3.4	100.0	100.0	100.0
Subtotal	7,941,364	8,659,996	16,601,360	9,399,439	26,000,799	7.7
Grand total on September 30, 2014	9,294,036	13,049,349	22,343,385	313,560,418	335,903,803	100.0
%	2.8	3.9	6.7	93.3	100.0
Overall total on June 30, 2014	9,031,864	13,438,540	22,470,404	306,197,541	328,667,945
%	2.7	4.1	6.8	93.2	100.0
Grand total on September 30, 2013	8,285,989	12,668,431	20,954,420	290,700,545	311,654,965
%	2.6	4.1	6.7	93.3	100.0

(1)  Percentage of level of risk on total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

Bradesco     155

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Level of risk	R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	2014		2013
		Specific			Generic	Total			% Accumulated on September 30 (1)	% Accumulated on June 30 (1)	% Accumulated on September 30 (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	705,014	705,014	79,650	784,664	0.6	0.6	0.5
B	1,0	4,356	15,586	19,942	629,147	649,089	90,644	739,733	1.1	1.1	1.0
C	3.0	27,513	84,923	112,436	1,149,654	1,262,090	1,130,453	2,392,543	5.7	5.3	5.4
Subtotal		31,869	100,509	132,378	2,483,815	2,616,193	1,300,747	3,916,940	1.3	1.3	1.3
D	10.0	84,271	179,877	264,148	309,220	573,368	1,031,800	1,605,168	28.0	27.9	25.7
E	30.0	230,337	394,800	625,137	701,242	1,326,379	663,199	1,989,578	45.0	44.6	48.3
F	50.0	372,783	445,721	818,504	338,571	1,157,075	446,370	1,603,445	69.3	69.2	66.9
G	70.0	584,729	557,591	1,142,320	235,526	1,377,846	566,195	1,944,041	98.8	99.3	98.4
H	100.0	4,749,972	3,857,228	8,607,200	2,956,160	11,563,360	-	11,563,360	100.0	100.0	100.0
Subtotal		6,022,092	5,435,217	11,457,309	4,540,719	15,998,028	2,707,564	18,705,592	71.9	70.1	65.6
Grand total on September 30, 2014		6,053,961	5,535,726	11,589,687	7,024,534	18,614,221	4,008,311	22,622,532	6.7
%		26.8	24.5	51.3	31.0	82.3	17.7	100.0
Overall total on June 30, 2014		5,540,764	5,556,109	11,096,873	6,685,258	17,782,131	4,009,253	21,791,384		6.6
%		25.4	25.5	50.9	30.7	81.6	18.4	100.0
Grand total on September 30, 2013		5,411,731	5,377,973	10,789,704	6,678,086	17,467,790	4,008,571	21,476,361			6.9
%		25.2	25.0	50.2	31.1	81.3	18.7	100.0

(1)  Percentage of existing provision on total portfolio, by level of risk; and

(2)  On September 30, 2014, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was detached from the excess provision, totaling R$ 367,495 thousand (R$ 333,734 thousand on June 30, 2014) (Note 20b).

156             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Opening balance	21,791,384	21,406,910	21,687,029	21,298,588
- Specific provision (1)	11,096,873	10,778,385	10,851,170	11,181,925
- Generic provision (2)	6,685,258	6,621,018	6,800,157	6,106,477
- Excess provision (3)	4,009,253	4,007,507	4,035,702	4,010,186
Additions (Note 10h-1)	3,808,760	3,622,814	10,700,728	10,343,361
Write-offs	(2,977,612)	(3,238,340)	(9,765,225)	(10,165,588)
Closing balance	22,622,532	21,791,384	22,622,532	21,476,361
- Specific provision (1)	11,589,687	11,096,873	11,589,687	10,789,704
- Generic provision (2)	7,024,534	6,685,258	7,024,534	6,678,086
- Excess provision (3) (4)	4,008,311	4,009,253	4,008,311	4,008,571

(1)  For transactions with past-due installments for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management's experience and the expectation of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution nº 2682/99. The excess provision per customer was classified according to the corresponding level of risk (Note 10f); and

(4)  On September 30, 2014, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was detached from the excess provision, totaling R$ 367,495 thousand (R$ 333,734 thousand on June 30, 2014) (Note 20b).

h)   ALL expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Amount recorded (1)	3,808,760	3,622,814	10,700,728	10,343,361
Amount recovered (2)	(1,024,376)	(990,862)	(2,881,616)	(2,712,077)
ALL expense net of amounts recovered	2,784,384	2,631,952	7,819,112	7,631,284

(1)  The September 30, 2014 YTD and the 3rd quarter of 2014, include constitution of provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which comprises the “excess” ALL concept, totaling R$ 29,870 thousand and R$ 33,760 thousand, respectively, and on the 2nd quarter of 2014, reversal of provision totaling R$ (21,745) thousand; and

(2)  Classified in income from loans (Note 10j).

i)    Changes in the renegotiated portfolio

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Opening balance	10,235,324	10,106,414	10,191,901	9,643,915
Amount renegotiated	2,803,288	2,704,945	7,758,143	7,404,389
Amount received	(1,595,272)	(1,558,562)	(4,426,546)	(4,179,643)
Write-offs	(903,663)	(1,017,473)	(2,983,821)	(2,787,702)
Closing balance	10,539,677	10,235,324	10,539,677	10,080,959
Allowance for loan losses	6,696,368	6,535,598	6,696,368	6,516,664
Percentage on renegotiated portfolio	63.5%	63.9%	63.5%	64.6%

Bradesco     157

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

j)    Income from loans and leasing

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Discounted trade receivables and loans	10,307,009	9,853,700	29,516,731	25,797,216
Financing	3,488,091	3,213,511	9,844,223	9,501,559
Agricultural and agribusiness loans	272,600	258,621	833,172	758,492
Subtotal	14,067,700	13,325,832	40,194,126	36,057,267
Recovery of credits charged-off as losses	1,024,376	990,862	2,881,616	2,712,077
Subtotal	15,092,076	14,316,694	43,075,742	38,769,344
Leasing, net of expenses	158,771	165,636	500,999	600,359
Total	15,250,847	14,482,330	43,576,741	39,369,703

11)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	R$ thousand
	2014		2013
	September 30	June 30	September 30
Assets - other receivables
Exchange purchases pending settlement	8,810,585	8,524,138	10,857,359
Foreign exchange and term documents in foreign currencies	-	5,750	5,154
Exchange sale receivables	3,058,962	3,221,577	6,271,626
(-) Advances in domestic currency received	(367,038)	(333,852)	(448,318)
Income receivable on advances granted	62,065	58,497	77,873
Total	11,564,574	11,476,110	16,763,694
Liabilities - other liabilities
Exchange sales pending settlement	3,063,448	3,200,750	5,981,054
Exchange purchase payables	8,357,656	8,759,386	10,574,786
(-) Advances on foreign exchange contracts	(5,813,554)	(6,414,382)	(6,238,761)
Other	3,512	5,901	5,575
Total	5,611,062	5,551,655	10,322,654
Net foreign exchange portfolio	5,953,512	5,924,455	6,441,040
Off-balance-sheet accounts:
- Loans available for import	455,778	380,262	690,513
- Confirmed exports loans	51,209	22,135	60,616

158             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Foreign exchange results	563,816	73,647	629,937	1,702,441
Adjustments:
- Income on foreign currency financing (1)	68,464	16,162	101,351	108,840
- Income on export financing (1)	307,582	216,616	748,909	574,339
- Income on foreign investments (2)	15,310	32	15,418	24,524
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(515,410)	9,043	(487,794)	(785,090)
- Funding expenses (4)	(177,403)	(131,949)	(476,339)	(283,450)
- Other	(45,756)	41,089	105,604	(747,407)
Total adjustments	(347,213)	150,993	7,149	(1,108,244)
Adjusted foreign exchange results	216,603	224,640	637,086	594,197

(1)  Recognized in “Income from loans”;

(2)  Recognized in “Income from security transactions”;

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and onlending expenses”; and

(4)  Refer to funding expenses of investments in foreign exchange.

b)   Sundry

	R$ thousand
	2014		2013
	September 30	June 30	September 30
Tax credits (Note 34c)	31,318,166	29,935,350	30,568,606
Credit card operations	18,952,698	18,057,401	16,473,126
Debtors for escrow deposits	11,083,884	11,072,129	11,730,726
Prepaid taxes	5,550,096	4,397,298	4,049,623
Other debtors	5,286,592	5,312,303	4,190,533
Trade and credit receivables (1)	4,232,970	4,335,445	4,224,361
Payments to be reimbursed	683,835	837,117	517,703
Receivables from sale of assets	78,754	81,556	78,109
Other	510,677	581,273	441,581
Total	77,697,672	74,609,872	72,274,368

(1)    Basically include receivables from the acquisition of financial assets from loans without substantial transfer of risks and benefits.

Bradesco     159

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

12)    OTHER ASSETS

a)     Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Cost net of provision
			2014		2013
			September 30	June 30	September 30
Real estate	801,723	(119,357)	682,366	602,931	495,692
Vehicles and similar	610,288	(297,201)	313,087	326,005	299,315
Goods subject to special conditions	206,173	(206,173)	-	-	-
Inventories/warehouse	79,767	-	79,767	69,411	90,773
Machinery and equipment	18,691	(11,896)	6,795	12,374	10,868
Other	21,287	(18,695)	2,592	2,617	1,642
Total on September 30, 2014	1,737,929	(653,322)	1,084,607
Total on June 30, 2014	1,660,960	(647,622)		1,013,338
Total on September 30, 2013	1,438,684	(540,394)			898,290

b)    Prepaid expenses

	R$ thousand
	2014		2013
	September 30	June 30	September 30
Deferred insurance acquisition costs (1)	1,897,239	1,810,912	1,513,195
Commission on the placement of loans and financing (2)	1,499,814	1,629,889	1,770,820
Advertising and marketing expenses (3)	43,756	65,637	67,637
Other (4)	372,762	385,363	460,477
Total	3,813,571	3,891,801	3,812,129

(1)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2)  Commissions paid to storeowners, car dealers and correspondent banks - payroll-deductible loans;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

13)    INVESTMENTS

a)     Composition of investments in the consolidated financial statements

Affiliates	R$ thousand
	2014		2013
	September 30	June 30	September 30
- IRB-Brasil Resseguros S.A.	579,916	542,293	525,750
- Integritas Participações S.A.	498,137	496,370	506,353
- BES Investimento do Brasil S.A.	136,831	135,860	131,872
- Other	299,966	296,486	266,208
Total investment in affiliates - in Brazil	1,514,850	1,471,009	1,430,183
- Tax incentives	239,418	239,418	239,533
- Other investments	450,735	450,048	513,822
Provision for:
- Tax incentives	(211,930)	(211,930)	(212,045)
- Other investments	(61,798)	(61,798)	(61,845)
Overall total investments	1,931,275	1,886,747	1,909,648

160             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   The adjustments from the equity method accounting of investments were recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies”, and correspond to R$ 130,479 thousand in the period ending on September 30, 2014 (R$ 17,227 thousand on September 30, 2013) and R$ 43,852 thousand in the 3rd quarter of 2014 (R$ 34,864 thousand in the 2nd quarter of 2014).

Companies	R$ thousand
	Capital stock	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted result	Equity accounting adjustments (1)
							2014			2013
			Common	Preferred			3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
IRB-Brasil Resseguros S.A. (2)	1,453,080	2,827,479	212	-	20.51%	531,321	38,004	27,232	108,974	(2,553)
BES Investimento do Brasil S.A. - Banco de Investimento	420,000	684,155	12,734	12,734	20.00%	40,265	884	3,010	8,053	4,849
Integritas Participações S.A. (2)	545,638	761,156	22,581	-	25.17%	17,795	1,767	2,905	4,479	4,872
Other (2)							3,197	1,717	8,973	10,059
Equity in the earnings (losses) of unconsolidated companies							43,852	34,864	130,479	17,227

(1)  The adjustment considers income calculated periodically by the companies and includes equity variations by the investees not coming from profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(2)  Based on financial information from the previous month.

Bradesco     161

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

14)  PREMISES AND EQUIPMENT

	R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2014		2013
				September 30	June 30	September 30
Property and equipment:
- Buildings	4%	1,066,792	(504,075)	562,717	598,535	569,664
- Land	-	406,110	-	406,110	405,713	405,736
Facilities, furniture and equipment in use	10%	4,386,608	(2,367,323)	2,019,285	1,974,057	2,008,495
Security and communication systems	10%	439,407	(181,271)	258,136	222,576	137,004
Data processing systems	20 to 50%	5,426,782	(4,130,138)	1,296,644	1,353,985	1,246,203
Transportation systems	20%	85,999	(37,606)	48,393	24,041	24,972
Total on September 30, 2014		11,811,698	(7,220,413)	4,591,285
Total on June 30, 2014		11,815,612	(7,236,705)		4,578,907
Total on September 30, 2013		11,396,400	(7,004,326)			4,392,074

The Bradesco Organization’s premises and equipment shows an unrecorded surplus of R$ 5,297,410 thousand (R$ 5,294,745 thousand on June 30, 2014 and R$ 5,381,586 thousand on September 30, 2013). This is due to an increase in their market price, based on valuations by independent experts in 2014, 2013 and 2012.

The total consolidated fixed assets to net worth ratio is 13.0% (13.2% on June 30, 2014 and 17.5% on September 30, 2013), and the consolidated finance fixed assets to net worth ratio is 46.8% (46.7% on June 30, 2014 and 45.1% on September 30, 2013), whereas the maximum limit is 50%.

The difference between the total consolidated and consolidated finance fixed assets to net worth ratios is due to non-financial subsidiaries which have high liquidity and low fixed assets to net worth ratio, with the consequent increase in the consolidated finance fixed assets to net worth ratio. Whenever necessary, we may reallocate funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate restructuring between the financial and non-financial companies, thus improving the ratio.

162             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

15)  INTANGIBLE ASSETS

a)   Goodwill

The goodwill recorded in investment acquisitions totaled R$ 2,421,363 thousand, net of accumulated amortization, when applicable, of which: (i) R$ 613,086 thousand represents the difference between the purchase price and the fair value of the net assets acquired, which is recorded in Permanent Assets - Investments (BM&FBOVESPA and Integritas/Fleury shares), amortized when disposed; and (ii) R$ 1,808,277 thousand, net of accumulated amortization, for future performance/customer portfolio, which is amortized over 20 years, where applicable.

In the period ending on September 30, 2014, goodwill was amortized in the amount of R$ 126,577 thousand (R$ 181,747 thousand on September 30, 2013) and R$ 44,989 thousand in the 3rd quarter of 2014 (R$ 40,582 thousand on the 2nd quarter of 2014) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2014		2013
				September 30	June 30	September 30
Acquisition of banking services rights	Contract (4)	4,240,285	(2,151,434)	2,088,851	2,258,063	2,786,657
Software (2)	20% to 50%	8,671,128	(4,543,475)	4,127,653	4,029,219	3,669,922
Future profitability/customer portfolio (3)	Up to 20%	2,531,268	(722,991)	1,808,277	1,923,535	2,029,675
Other (5)	Contract	760,650	(257,575)	503,075	469,284	542,642
Total on September 30, 2014		16,203,331	(7,675,475)	8,527,856
Total on June 30, 2014		16,416,704	(7,736,603)		8,680,101
Total on September 30, 2013		17,142,670	(8,113,774)			9,028,896

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard (currently Banco Ibi) - R$ 782,959 thousand, Odontoprev - R$ 222,635 thousand, Bradescard Mexico (currently Ibi México) - R$ 21,214 thousand, Europ Assistance Serviços de Assistência Personalizados - R$ 13,735 thousand and Cielo/Investees - R$ 568,678 thousand;

(4)  Based on the pay-back of each agreement; and

(5)  Mainly refers to the 2016 Olympic Games sponsorship program.

Bradesco     163

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on December 31, 2013	2,589,021	4,015,462	2,005,474	535,982	9,145,939
Additions (reductions)	124,870	794,818	(70,620)	68,148	917,216
Amortization for the period	(625,040)	(682,627)	(126,577)	(101,055)	(1,535,299)
Balance on September 30, 2014	2,088,851	4,127,653	1,808,277	503,075	8,527,856

16)  DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
● Demand deposits (1)	33,299,639	-	-	-	33,299,639	36,176,242	39,455,794
● Savings deposits (1)	87,293,425	-	-	-	87,293,425	84,318,918	76,487,681
● Interbank deposits	217,019	237,486	50,896	168,184	673,585	521,027	841,135
● Time deposits (2)	15,706,443	20,106,244	7,549,279	47,252,752	90,614,718	92,254,346	99,992,785
Grand total on September 30, 2014	136,516,526	20,343,730	7,600,175	47,420,936	211,881,367
%	64.4	9.6	3.6	22.4	100.0
Overall total on June 30, 2014	135,601,762	20,196,629	9,033,296	48,438,846		213,270,533
%	63,6	9.5	4.2	22.7		100.0
Grand total on September 30, 2013	133,025,999	14,675,691	11,834,027	57,241,678			216,777,395
%	61.4	6.8	5.4	26.4			100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

164             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Own portfolio	63,556,902	31,752,215	11,581,512	22,884,544	129,775,173	131,699,792	126,470,886
● Government securities	57,784,215	189,751	76,251	1,121	58,051,338	62,748,182	66,902,665
● Debentures of own issuance	1,665,827	31,562,464	11,505,261	22,227,207	66,960,759	66,278,450	57,362,793
● Foreign	4,106,860	-	-	656,216	4,763,076	2,673,160	2,205,428
Third-party portfolio (1)	167,151,431	-	-	-	167,151,431	122,146,097	123,414,339
Unrestricted portfolio (1)	250,003	311,907	325,649	-	887,559	1,765,099	8,694,708
Grand total on September 30, 2014 (2)	230,958,336	32,064,122	11,907,161	22,884,544	297,814,163
%	77.5	10.8	4.0	7.7	100.0
Overall total on June 30, 2014 (2)	188,569,763	32,914,874	10,722,807	23,403,544		255,610,988
%	73.8	12.9	4.2	9.1		100.0
Grand total on September 30, 2013 (2)	194,057,404	35,437,193	10,675,215	18,410,121			258,579,933
%	75.1	13.7	4.1	7.1			100.0

(1) Represented by government securities; and

(2) Includes R$ 95,092,298 thousand (R$ 74,741,206 thousand on June 30, 2014 and R$ 75,915,102 thousand on September 30, 2013) of investment funds in purchase and sale commitments with Bradesco, whose quota holders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

Bradesco     165

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Funds from issuance of securities

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Securities -Brazil:
- Mortgage bonds	76,976	145,669	283,349	-	505,994	564,918	632,861
- Letters of credit for real estate	642,995	2,881,721	7,518,127	604,699	11,647,542	9,065,777	4,869,895
- Letters of credit for agribusiness	221,661	1,258,898	760,752	2,435,587	4,676,898	3,857,256	4,206,702
- Financial bills	355,096	9,343,582	15,402,668	24,570,213	49,671,559	48,110,529	34,242,386
Subtotal	1,296,728	13,629,870	23,964,896	27,610,499	66,501,993	61,598,480	43,951,844
Securities - abroad:
- MTN Program Issues (1)	58,152	2,216,169	132,354	3,656,736	6,063,411	5,659,646	8,366,877
- Securitization of future flow of money orders received from abroad (Note 16d)	5,421	399,255	365,991	1,708,972	2,479,639	2,422,173	3,125,683
- Issuance costs	-	-	-	(13,888)	(13,888)	(13,719)	(17,748)
Subtotal	63,573	2,615,424	498,345	5,351,820	8,529,162	8,068,100	11,474,812
Structured operations certificates	34,530	103,713	37,633	75,827	251,703	210,161
Grand total on September 30, 2014	1,394,831	16,349,007	24,500,874	33,038,146	75,282,858
%	1.9	21.7	32.5	43.9	100.0
Overall total on June 30, 2014	1,098,528	7,646,273	28,153,388	32,978,552		69,876,741
%	1.6	10.9	40.3	47.2		100.0
Grand total on September 30, 2013	3,845,267	10,736,739	8,845,325	31,999,325			55,426,656
%	6.9	19.4	16.0	57.7			100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

166             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Since 2003, Bradesco has used certain agreements to optimize its funding and liquidity management activities by using SPEs - Special Purpose Entities. An SPE, also known as a Diversified Payment Rights Company outside Brazil, is financed with long-term debt and settled through future cash flows from underlying assets which basically include flows from current payment orders and future remittances made by individuals and companies located abroad to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by SPEs:

	R$ thousand
	Date of issue	Amount of the operation	Maturity	Total
				2014		2013
				September 30	June 30	September 30
Securitization of future flow of payment orders received from abroad	6.11.2007	481,550	5.20.2014	-	-	69,935
	6.11.2007	481,550	5.20.2014	-	-	69,530
	12.20.2007	354.260	11.20.2014	-	22,015	89,076
	12.17.2009	133,673	11.20.2014	-	13,685	55,554
	3.6.2008	836,000	5.22.2017	611,927	604,891	779,478
	12.19.2008	1,168,500	2.20.2019	1,040,019	989,573	1,113,328
	12.17.2009	133,673	2.20.2017	86,430	86,303	113,728
	12.17.2009	89,115	2.20.2020	91,245	85,900	98,931
	8.20.2010	307,948	8.21.2017	235,182	230,557	291,826
	9.29.2010	170,530	8.21.2017	134,414	131,771	166,787
	11.16.2011	88,860	11.20.2018	102,386	97,526	109,938
	11.16.2011	133,290	11.22.2021	178,036	159,952	167,572
Total				2,479,639	2,422,173	3,125,683

e)   Cost for market funding and inflation and interest adjustments of technical reserves for insurance, pension plans and capitalization bonds

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Savings deposits	1,413,506	1,292,757	3,987,318	2,895,029
Time deposits	2,429,720	2,392,490	7,228,784	5,934,787
Federal funds purchased and securities sold under agreements to repurchase	7,056,151	5,734,457	18,062,525	15,907,968
Funds from issuance of securities	2,101,298	1,643,208	5,140,275	3,048,408
Other funding expenses	117,161	116,561	343,653	293,585
Subtotal	13,117,836	11,179,473	34,762,555	28,079,777
Cost for inflation and interest adjustment of technical reserves of insurance, pension plans and capitalization bonds	2,437,088	2,492,083	7,510,153	3,832,783
Total	15,554,924	13,671,556	42,272,708	31,912,560

Bradesco     167

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

17)    BORROWING AND ONLENDING

a)   Borrowing

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
In Brazil - other institutions	6,485	-	-	13,524	20,009	19,865	12,198
Abroad	2,092,283	6,940,385	4,108,899	1,910,786	15,052,353	13,707,825	11,977,668
Grand total on September 30, 2014	2,098,768	6,940,385	4,108,899	1,924,310	15,072,362
%	13.9	46.0	27.3	12.8	100.0
Overall total on June 30, 2014	2,641,471	6,350,640	3,878,142	857,437		13,727,690
%	19.2	46.3	28.3	6.2		100.0
Grand total on September 30, 2013	1,704,624	5,313,129	4,376,474	595,639			11,989,866
%	14.2	44.3	36.5	5.0			100.0

b)   Onlending

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
In Brazil	1,174,320	4,978,787	6,554,889	28,543,706	41,251,702	40,200,881	39,153,078
- National Treasury	-	-	128,451	-	128,451	1,109	36,673
- BNDES	374,942	1,346,273	2,148,887	8,257,790	12,127,892	11,386,013	12,039,843
- CEF	1,987	6,401	5,461	10,911	24,760	29,903	44,513
- FINAME	797,391	3,626,113	4,270,829	20,274,673	28,969,006	28,782,226	27,030,403
- Other institutions	-	-	1,261	332	1,593	1,630	1,646
Abroad	4,830	211,150	21,113	-	237,093	212,745	163,889
Grand total on September 30, 2014	1,179,150	5,189,937	6,576,002	28,543,706	41,488,795
%	2.8	12.5	15.9	68.8	100.0
Overall total on June 30, 2014	1,149,689	5,024,671	5,898,500	28,340,766		40,413,626
%	2.9	12.4	14.6	70.1		100.0
Grand total on September 30, 2013	1,133,687	5,485,072	5,494,567	27,203,641			39,316,967
%	2.9	14.0	14.0	69.1			100.0

168             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Borrowing and onlending expenses

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Borrowing:
- In Brazil	2,901	2,277	5,291	26,999
- Abroad	37,596	28,292	97,828	92,923
Subtotal borrowing	40,497	30,569	103,119	119,922
Onlending in Brazil:
- National Treasury	2,078	9	2,327	737
- BNDES	176,948	167,292	522,814	512,900
- CEF	405	491	1,527	2,534
- Finame	188,421	157,858	521,128	662,092
- Other institutions	9	3	25	301
Onlending abroad:
- Payables to foreign bankers (Note 11a)	515,410	(9,043)	487,794	785,090
- Other expenses with foreign onlending	4,682,343	(998,872)	2,353,955	3,631,737
- Exchange variation from investments abroad	(2,601,623)	512,565	(1,344,653)	(1,812,622)
Subtotal onlending	2,963,991	(169,697)	2,544,917	3,782,769
Total	3,004,488	(139,128)	2,648,036	3,902,691

18)  PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws no 2445/88 and no 2449/88, regarding the payment that exceeded the amount due under Supplementary Law no 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations - tax and social security

Bradesco Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Bradesco     169

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

It is worth mentioning the significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances is due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations - provision for tax risks

The Bradesco Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations whose risk is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-          PIS and COFINS – R$ 1,649,507 thousand (R$ 2,522,979 thousand on June 30, 2014 and R$ 10,292,466 thousand on September 30, 2013): a request for authorization to calculate and pay PIS and Cofins based on effective income, as set forth in Article 2 of Supplementary Law no 70/91, removing the unconstitutional increase in the calculation for other revenues other than income;

-        INSS Autonomous Brokers – R$ 1,471,067 thousand (R$ 1,414,168 thousand on June 30, 2014 and R$ 1,267,188 thousand on September 30, 2013): we are requesting the impact of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law no 84/96 and subsequent regulations/amendments, at the 20.0% rate and additionally 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22 of Law no 8212/91, as new wording in Law no 9876/99;

-        IRPJ/Credit Losses - R$ 1,881,757 thousand (R$ 1,912,596 thousand on June 30, 2014 and R$ 1,735,719 thousand on September 30, 2013): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted upon receipt of claims incurred, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law no 9430/96 that only apply to temporary losses;

170             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

- PIS – EC 17/97 - R$ 318,357 thousand (R$ 102,647 thousand on June 30, 2014 and R$ 98,086 thousand on September 30, 2013): for the periods from July 1997 to February 1998, request to calculate and pay Pis contributions as established by LC 07/70 (Pis Repique) and not as established by EC 17/97 (Pis on Gross Operating Income); and

-        PIS - R$ 317,246 thousand (R$ 314,672 thousand on June 30, 2014 and R$ 307,783 thousand on September 30, 2013): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus on the calculation established in the Constitution, i.e., gross operating income, as defined in the income tax legislation - set out in Article 44 of Law no 4506/64, excluding interest income.

            IV -   Provisions by nature

	R$ thousand
	2014		2013
	September 30	June 30	September 30
Labor claims	2,859,976	2,471,829	2,507,604
Civil claims	3,999,740	3,822,249	3,856,399
Subtotal (1)	6,859,716	6,294,078	6,364,003
Provision for tax risks (2)	7,371,100	8,345,491	16,784,877
Total	14,230,816	14,639,569	23,148,880

(1)  Note 20b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 20a).

              V -   Changes in provisions

	R$ thousand
	2014
	Labor (1)	Civil	Fiscal (2) (3)
Balance on December 31, 2013	2,537,405	3,823,499	7,728,691
Adjustment for inflation	227,716	273,262	382,800
Provisions, net of reversals and write-offs	1,043,315	474,046	(632,064)
Payments	(948,460)	(571,067)	(108,327)
Balance on September 30, 2014	2,859,976	3,999,740	7,371,100

(1)  The 3rd quarter of 2014 includes the constitution of labor provisions concerning the improvement of the calculation methodology, originating from acquired banks, with unique characteristics, based on the updated recent loss history, totaling R$ 488,300 thousand;

(2)  The 3rd quarter of 2014 includes (i) the reversal of tax provision related to the Cofins case, which ended favorable to the Organization in the amount of R$ 1,378,103 thousand, and (ii) the establishment of tax provisions on the PIS case - CE 17/97, in the amount of R$ 212,888 thousand; and

(3)  Mainly include legal liabilities.

Bradesco     171

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed with the risk of a possible loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 1,794,587 thousand (R$ 1,753,024 thousand on June 30, 2014 and R$ 1,167,543 thousand on September 30, 2013) which relates to the municipal tax demands other than those where the company is not located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 3,831,988 thousand (R$ 3,456,648 thousand on June 30, 2014 and R$ 844,849 thousand on September 30, 2013); c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$ 550,255 thousand (R$ 553,964 thousand on June 30, 2014, and R$ 490,422 thousand on September 30, 2013); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from mark-to-market securities from 2007 to 2010, difference in depreciation and operating expenses and income, amounting to R$ 473,869 thousand (R$ 469,140 thousand on June 30, 2014 and R$ 231,612 thousand on September 30, 2013); and e) IRPJ, CSLL, PIS and COFINS deficiency note, amounting to R$ 344,286 thousand (R$ 340,529 thousand on June 30, 2014 and R$ 337,348 thousand on September 30, 2013), on alleged tax-exempt gain, when Bovespa shares were merged into Nova Bolsa (BM&FBovespa), in 2008.

172             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

19)  SUBORDINATED DEBT

					R$ thousand
					2014		2013
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	September 30	June 30	September 30
In Brazil:
Subordinated CDB:
2014	6	1,000,000	R$	112.0% of CDI rate	1,844,433	1,789,726	1,652,333
				IPCA + (6.92% p.a. - 8.55% p.a.)
2015	6	1,274,696	R$	108.0% to 112.0% of CDI rate	2,581,348	2,511,913	2,237,989
2016	6	500	R$	IPCA + 7.1292% p.a.	919	896	803
2019	10	20,000	R$	IPCA + 7.76% p.a.	39,526	38,501	34,372
Financial notes:
				IGP-M + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	160,837	156,857	142,232
				100.0% of CDI rate + (1.2685%p.a. - 1.3656% p.a.)
				IGP-M + (5.7745% p.a. – 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.5482% p.a.)
				Fixed rate (11.7493% p.a. – 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,662,731	9,686,759	9,294,582
				100.0% of CDI rate + (0.7855%p.a. - 1.3061% p.a.)
				IGP-M + (4.0147% p.a. – 6.2626% p.a.)
				IPCA + (3.6712% p.a. - 6.2822% p.a.)
				Fixed rate (9.3991% p.a. – 12.1754% p.a.)
2018	6	8,262,799	R$	105.0% to 112.2% of CDI rate	8,999,864	8,878,067	8,701,345
				IGP-M + (3.6320% p.a. – 4.0735% p.a.)
				IPCA + (3.2983% p.a. - 4.4268% p.a.)
				Fixed rate (9.3207% p.a. – 10.3107% p.a.)
2019	6	21,858	R$	109.3% to 109.5% of CDI rate	25,446	24,946	22,970
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate of 13.1763% p.a.	69,987	68,025	61,399
				IGP-M + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	209,223	206,345	185,692
				100.0% of CDI rate + (1.0079% p.a. – 1.0412% p.a.)
				IGP-M rate + 4.1768 p.a.
				IPCA + (4.0262% p.a. - 6.1757% p.a.)
				Fixed rate (10.1304% p.a. – 11.7550% p.a.)
2019	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,364,164	3,273,413	3,298,428
2020	7	1,700	R$	IPCA + 4.2620% p.a.	1,980	1,944	1,780
2018	8	50,000	R$	IGP-M + 7.0670% p.a.	79,417	78,622	71,507
				IGP-M + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	18,715	18,202	16,509
				IGP-M + 5.5341% p.a.
				IPCA + (3.9941% p.a. - 6.1386% p.a.)
				Fixed rate (11.1291% p.a. – 11.8661% p.a.)
2020	8	28,556	R$	110.0% to 110.7% of CDI rate	36,614	35,722	32,673
2021	8	1,236	R$	IPCA + (3.7004% p.a. - 4.3419% p.a.)	1,447	1,423	1,305
2021	9	7,000	R$	111.0% of CDI rate	8,633	8,380	7,742
				IGP-M + (6.0358% p.a. - 6.6244% p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	27,098	26,576	24,017
				IGP-M + (3.9270% p.a. – 4.2994% p.a.)
				IPCA + (4.1920% p.a. - 6.0358% p.a.)
				Fixed rate (10.3489% p.a. – 12.4377% p.a.)
2022	10	54,143	R$	110.0% to 111.3% of CDI rate	68,373	66,903	61,180
				IGP-M + (3.5855% p.a. – 3.9984% p.a.)
				IPCA + (3.9292% p.a. - 4.9620% p.a.)
2023	10	688,064	R$	Fixed rate (10.6804% p.a. – 10.8971% p.a.)	788,248	781,193	719,936
CDB pegged to loans:
2014 to 2016	2 to 3	2,772	R$	100.0% of CDI rate	3,489	3,882	4,970
Subtotal in Brazil					27,992,492	27,658,295	26,573,764

Bradesco     173

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

					R$ thousand
					2014		2013
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	September 30	June 30	September 30
Abroad:
2013 (1)	10	-	US$	Rate of 8.75% p.a.	-	-	1,157,491
2014 (2)	10	-	Euro	Rate of 8.00% p.a.	-	-	703,626
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,838,939	1,680,060	1,672,814
2021	11	2,766,650	US$	Rate of 5.90% p.a.	3,961,673	3,611,697	3,603,285
2022	11	1,886,720	US$	Rate of 5.75% p.a.	2,702,858	2,463,428	2,458,259
Issuance costs on funding					(31,565)	(29,484)	(33,916)
Subtotal abroad					8,471,905	7,725,701	9,561,559
Overall total					36,464,397	35,383,996	36,135,323

(1)  Subordinated debt transactions that matured in October 2013; and

(2)  Subordinated debt transactions that matured in April 2014.

174             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

20)  OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2014		2013
	September 30	June 30	September 30
Provision for tax risk (Note 18b IV)	7,371,100	8,345,491	16,784,877
Provision for deferred income tax (Note 34f)	3,240,207	3,549,785	4,130,802
Taxes and contributions on profit payable	3,706,387	3,581,915	3,959,519
Taxes and contributions payable	1,030,787	966,608	1,052,074
Total	15,348,481	16,443,799	25,927,272

b)   Sundry

	R$ thousand
	2014		2013
	September 30	June 30	September 30
Credit card operations	16,050,168	15,367,177	14,588,493
Sundry creditors	7,515,246	8,262,057	6,425,706
Civil and labor provisions (Note 18b IV)	6,859,716	6,294,078	6,364,003
Provision for payments	6,123,946	5,500,683	5,500,774
Loan assignment obligations	4,320,900	4,116,965	-
Liabilities for acquisition of assets and rights	971,602	1,052,583	1,295,255
Other (1)	2,302,303	1,772,976	1,869,827
Total	44,143,881	42,366,519	36,044,058

(1)  On September 30, 2014, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was detached from the excess provision, totaling R$ 367,495 thousand (R$ 333,734 thousand on June 30, 2014) (Note 10g).

Bradesco     175

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

21)  INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical reserves by account

	R$ thousand
	Insurance (1)			Life and pension plans (2) (3) (4)			Capitalization bonds			Total
	2014		2013	2014		2013	2014		2013	2014		2013
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Current and long-term liabilities
Mathematical reserve for unvested benefits	788,329	777,834	943,187	113,064,451	110,514,341	99,799,217	-	-	-	113,852,780	111,292,175	100,742,404
Mathematical reserve for vested benefits	171,336	170,728	191,662	6,804,196	6,817,724	6,293,796	-	-	-	6,975,532	6,988,452	6,485,458
Mathematical reserve for capitalization bonds	-	-	-	-	-	-	5,747,032	5,519,643	5,056,765	5,747,032	5,519,643	5,056,765
Reserve for claims incurred but not reported (IBNR)	1,534,700	1,647,910	1,356,631	1,131,405	1,082,645	1,228,389	-	-	-	2,666,105	2,730,555	2,585,020
Unearned premium reserve	4,134,330	3,795,702	3,199,369	292,181	286,068	213,560	-	-	-	4,426,511	4,081,770	3,412,929
Complementary reserve for coverage (4)	-	-	-	1,366,643	1,233,857	5,109,315	-	-	-	1,366,643	1,233,857	5,109,315
Reserve for unsettled claims	4,081,312	3,982,669	3,652,180	1,018,470	996,324	1,196,088	-	-	-	5,099,782	4,978,993	4,848,268
Reserve for financial surplus	-	-	-	414,861	411,768	388,393	-	-	-	414,861	411,768	388,393
Reserve for draws and redemptions	-	-	-	-	-	-	660,552	657,274	623,838	660,552	657,274	623,838
Other reserves (4)	1,898,713	1,897,513	2,634,609	2,766,160	2,850,501	1,585,052	94,372	89,888	81,614	4,759,245	4,837,902	4,301,275
Total reserves	12,608,720	12,272,356	11,977,638	126,858,367	124,193,228	115,813,810	6,501,956	6,266,805	5,762,217	145,969,043	142,732,389	133,553,665

176             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Technical reserves by product

	R$ thousand
	Insurance			Life and pension plans (4)			Capitalization bonds			Total
	2014		2013	2014		2013	2014		2013	2014		2013
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Health	6,380,339	6,301,129	6,740,112	-	-	-	-	-	-	6,380,339	6,301,129	6,740,112
Auto/RCF	3,335,792	3,199,193	2,791,724	-	-	-	-	-	-	3,335,792	3,199,193	2,791,724
DPVAT/Retrocession (5)	261,732	267,604	220,298	3,934	3,909	583,342	-	-	-	265,666	271,513	803,640
Life	14,887	15,085	14,643	6,476,261	6,254,123	5,284,022	-	-	-	6,491,148	6,269,208	5,298,665
Basic lines	2,615,970	2,489,345	2,210,861	-	-	-	-	-	-	2,615,970	2,489,345	2,210,861
Unrestricted Benefits Generating Plan - PGBL to be granted	-	-	-	20,398,594	19,792,805	18,661,867	-	-	-	20,398,594	19,792,805	18,661,867
Long-Term Life Insurance - VGBL - to be granted	-	-	-	80,127,747	78,317,241	70,076,427	-	-	-	80,127,747	78,317,241	70,076,427
Pension plans (4)	-	-	-	19,851,831	19,825,150	21,208,152	-	-	-	19,851,831	19,825,150	21,208,152
Capitalization bonds	-	-	-	-	-	-	6,501,956	6,266,805	5,762,217	6,501,956	6,266,805	5,762,217
Total technical reserves	12,608,720	12,272,356	11,977,638	126,858,367	124,193,228	115,813,810	6,501,956	6,266,805	5,762,217	145,969,043	142,732,389	133,553,665

Bradesco     177

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Guarantees for technical reserves

	R$ thousand
	Insurance			Life and pension plans (4)			Capitalization bonds			Total
	2014		2013	2014		2013	2014		2013	2014		2013
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Total technical reserves	12,608,720	12,272,356	11,977,638	126,858,367	124,193,228	115,813,810	6,501,956	6,266,805	5,762,217	145,969,043	142,732,389	133,553,665
(-) Loading on insurance sales – extended guarantee	(263,639)	(259,127)	(138,436)	-	-	-	-	-	-	(263,639)	(259,127)	(138,436)
(-) Portion corresponding to contracted reinsurance	(908,629)	(900,478)	(827,723)	(14,532)	(3,897)	(7,074)	-	-	-	(923,161)	(904,375)	(834,797)
(-) Deposits retained at IRB and court deposits	(2,318)	(2,318)	(8,179)	-	(51,461)	(53,676)	-	-	-	(2,318)	(53,779)	(61,855)
(-) Receivables	(1,011,577)	(1,003,348)	(808,675)	-	-	-	-	-	-	(1,011,577)	(1,003,348)	(808,675)
(-) Unearned premium reserve – Health Insurance (6)	(905,676)	(852,356)	(753,652)	-	-	-	-	-	-	(905,676)	(852,356)	(753,652)
(-) Reserves from DPVAT agreements (5)	(255,477)	(261,316)	(213,929)	-	-	(579,156)	-	-	-	(255,477)	(261,316)	(793,085)
To be insured	9,261,404	8,993,413	9,227,044	126,843,835	124,137,870	115,173,904	6,501,956	6,266,805	5,762,217	142,607,195	139,398,088	130,163,165

Investment fund quotas (VGBL and PGBL)	-	-	-	100,526,341	98,110,046	88,738,294	-	-	-	100,526,341	98,110,046	88,738,294
Investment fund quotas (excluding VGBL and PGBL)	6,121,178	5,453,230	3,233,527	16,084,846	16,433,173	15,609,846	4,144,227	3,929,823	3,394,508	26,350,251	25,816,226	22,237,881
Government securities	4,117,080	4,895,002	6,527,460	10,024,497	9,228,843	9,448,779	2,004,487	2,015,514	2,027,321	16,146,064	16,139,359	18,003,560
Private securities	105,872	108,568	104,310	174,185	182,544	202,429	41,885	63,589	94,504	321,942	354,701	401,243
Shares	4,487	4,597	5,859	1,364,333	1,529,005	1,443,174	328,248	392,060	271,223	1,697,068	1,925,662	1,720,256
Total technical reserve guarantees	10,348,617	10,461,397	9,871,156	128,174,202	125,483,611	115,442,522	6,518,847	6,400,986	5,787,556	145,041,666	142,345,994	131,101,234

(1)    "Other reserves" - Insurance basically refers to technical reserves of the "personal health" portfolio;

(2)    Includes personal insurance and pension plans;

(3)    "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled", "Reserve for related expenses" and "Other reserves";

(4)    Up to November 2013, as authorized by Susep, an interest rate based on Bank’s own study was used to discount the actuarial liability flow and, consequently, the item "Complementary Reserve for Coverage” reflected the result of this rate;

(5)    In January 2014, the shutdown of DPVAT insurance consortiums was requested; and

(6)    Deduction set forth in Article 4 of ANS Legislative Resolution no 314/12.

178             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Written premiums	7,201,071	6,678,270	20,315,448	17,219,071
Pension plan contributions (including VGBL)	4,383,620	6,116,223	14,398,334	14,989,983
Capitalization bond income	1,415,612	1,289,952	3,910,479	3,343,319
Granted coinsurance premiums	(25,726)	(45,104)	(111,558)	(118,263)
Refunded premiums	(70,567)	(46,853)	(166,710)	(173,826)
Net written premiums	12,904,010	13,992,488	38,345,993	35,260,284
Reinsurance premiums	(104,404)	(109,137)	(280,978)	(164,148)
Insurance, pension plan and capitalization bond retained premiums	12,799,606	13,883,351	38,065,015	35,096,136

22)  NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	R$ thousand
	2014		2013
	September 30	June 30	September 30
Banco Bradesco BBI S.A.	104,134	101,846	132,282
Other (1)	385,506	384,361	459,358
Total	489,640	486,207	591,640

(1)  Mainly related to the non-controlling interest in Odontoprev S.A.

23)  SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2014		2013
	September 30	June 30	September 30
Common shares	2,103,637,129	2,103,637,129	2,103,637,129
Preferred shares	2,103,636,910	2,103,636,910	2,103,636,910
Subtotal	4,207,274,039	4,207,274,039	4,207,274,039
Treasury (common shares)	(2,898,610)	(2,898,610)	(2,898,610)
Treasury (preferred shares)	(8,984,870)	(8,984,870)	(7,630,270)
Total outstanding shares	4,195,390,559	4,195,390,559	4,196,745,159

b)    Changes in capital stock in number of shares

	Common shares	Preferred shares	Total
Number of outstanding shares as at December 31, 2013	2,100,738,519	2,095,770,640	4,196,509,159
Shares acquired and not canceled	-	(1,118,600)	(1,118,600)
Number of outstanding shares as at September 30, 2014	2,100,738,519	2,094,652,040	4,195,390,559

Bradesco     179

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)    Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law no 6404/76, amended by Law no 10303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on December 23, 2013 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2013, for the amount of R$ 1,421,300 thousand, at R$ 0.322576529 (net of 15% withholding income tax - R$ 0.274190050) per common share and R$ 0.354834182 (net of 15% withholding income tax - R$ 0.301609055) per preferred share, which was paid on March 7, 2014.

The Board of Directors’ Meeting held on February 10, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2013, for the amount of R$ 853,858 thousand, at R$ 0.193826693 per common share and R$ 0.213209362 per preferred share, which was paid on March 7, 2014.

The Board of Directors’ Meeting held on June 24, 2014 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the first semester of 2014, in the amount of R$ 829,000 thousand, at R$ 0.188201395 per common share and R$ 0.207021535 per preferred share, which was paid on July 18, 2014.

Interest on shareholders’ equity and dividends for the first three quarters ending on September 30, 2014 is calculated as follows:

	R$ thousand	% (1)
Net Income for the Period	11,095,536
(-) Legal reserve	(554,777)
Adjusted calculation basis	10,540,759
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	2,930,987
Withholding income tax on interest on shareholders’ equity	(439,648)
Interim Dividends Paid	829,000
Interest on shareholders’ equity (net)/dividends accumulated in September 2014	3,320,339	31.50
Interest on shareholders’ equity (net) accumulated on September 30, 2013	2,672,850	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments.

180             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Interest on shareholders’ equity was paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid / recorded in provision net provisioned
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.169361	0.186298	724,003	108,600	615,403
Intermediate interest on shareholders’ equity paid	0.188254	0.207078	830,000	124,500	705,500
Supplementary interest on shareholders’ equity paid	0.360962	0.397058	1,590,526	238,579	1,351,947
Total accumulated on September 30, 2013	0.718577	0.790434	3,144,529	471,679	2,672,850
Monthly interest on shareholders’ equity paid	0.169362	0.186298	746,042	111,906	634,136
Supplementary interest on shareholders’ equity provisioned	0.496031	0.545634	2,184,945	327,742	1,857,203
Interim Dividends Paid	0.188201	0.207022	829,000	-	829,000
Total accumulated on September 30, 2014	0.853594	0.938954	3,759,987	439,648	3,320,339

d)    Treasury shares

The Board of Directors’ Meeting held on June 25, 2013 resolved to renew the term for the share buyback based on the previous conditions, which remained in force until June 26, 2014. The Board of Directors’ Meeting held on June 24, 2014 resolved to renew the term for the share buyback, based on the previous conditions. It is valid until June 26, 2015.

A total of 2,898,610 common shares and 8,984,870 preferred shares had been acquired, totaling R$ 298,015 thousand up to September 30, 2014, and remain in treasury. The minimum, medium and maximum cost per common share is R$ 23.62221, R$ 25.41203 and R$ 27.14350, and per preferred share is R$ 25.23185, R$ 27.16272 and R$ 33.12855, respectively. The fair value was R$ 35.00 per common share and R$ 34.84 per preferred share on September 30, 2014.

24)    FEE AND COMMISSION INCOME

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Credit card income	1,990,712	1,848,593	5,672,986	5,003,079
Checking account	1,025,028	971,880	2,940,903	2,655,273
Loans	688,275	625,433	1,887,076	1,646,461
Asset management	653,008	577,654	1,792,474	1,734,859
Collections	399,857	387,833	1,167,651	1,091,035
Consortium management	227,792	213,682	640,399	526,200
Underwriting / Financial Advisory Services	134,345	160,255	515,542	415,211
Custody and brokerage services	138,314	120,776	383,879	386,901
Payments	89,272	99,932	285,637	253,246
Other	240,092	219,586	716,200	590,822
Total	5,586,695	5,225,624	16,002,747	14,303,087

Bradesco     181

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

25)    PAYROLL AND RELATED BENEFITS

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Salaries	1,653,681	1,563,127	4,733,066	4,465,123
Benefits	738,942	704,205	2,140,383	1,990,737
Social security charges	626,360	597,713	1,796,526	1,686,692
Employee profit sharing	327,596	326,376	947,231	797,443
Provision for labor claims (1)	665,535	220,288	1,068,314	583,812
Training	40,179	36,131	93,760	72,259
Total	4,052,293	3,447,840	10,779,280	9,596,066

(1)  The 3rd quarter of 2014 and on September 30, 2014 include the constitution of labor provisions concerning the improvement of the calculation methodology, originating from acquired banks, with unique characteristics, based on the updated recent loss history, totaling R$ 488,300 thousand.

26)    OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Outsourced services	973,880	955,863	2,833,158	2,602,040
Depreciation and amortization	487,898	463,034	1,397,128	1,286,303
Communication	382,306	378,197	1,136,008	1,194,817
Data processing	340,355	326,301	1,002,350	945,163
Rental	225,237	215,859	654,999	617,933
Transport	192,911	199,590	595,386	619,071
Financial system services	195,785	187,589	580,422	554,641
Advertising and marketing	184,088	170,499	532,836	492,831
Asset maintenance	168,808	179,873	500,188	483,878
Security and surveillance	140,171	138,787	417,265	363,359
Supplies	85,227	90,555	252,942	226,705
Water, electricity and gas	54,237	56,790	172,504	170,363
Travel	37,116	34,368	101,736	99,122
Other	195,842	209,522	609,103	842,476
Total	3,663,861	3,606,827	10,786,025	10,498,702

27)    TAX EXPENSES

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Contribution for Social Security Financing (Cofins)	582,852	799,601	2,148,454	1,987,213
Social Integration Program (PIS) contribution	97,705	146,793	390,484	349,482
Tax on Services (ISSQN)	141,480	140,331	424,354	392,166
Municipal Real Estate Tax (IPTU) expenses	11,020	10,687	52,598	43,339
Other	77,119	71,486	204,459	160,336
Total	910,176	1,168,898	3,220,349	2,932,536

182             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

28)    OTHER OPERATING INCOME

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Other interest income	532,215	429,528	1,390,411	1,161,230
Reversal of other operating provisions (1)	1,627,705	69,769	1,811,635	532,064
Gains on sale of goods	1,669	499	8,412	68,122
Revenues from recovery of charges and expenses	51,669	20,075	98,715	70,620
Other	337,559	187,390	760,190	763,520
Total	2,550,817	707,261	4,069,363	2,595,556

(1)  The 3rd quarter of 2014 and on September 30, 2014 YTD include the reversal of tax provision related to the Cofins case, which ended favorable to the Organization.

29)    OTHER OPERATING EXPENSES

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Other finance costs	1,127,692	1,217,380	3,519,837	3,302,783
Sundry losses	488,350	411,458	1,282,881	1,231,250
Commissions on loans and financing	318,525	333,979	984,182	1,006,858
Discount granted	388,146	306,624	984,367	801,409
Intangible assets amortization	211,816	208,323	625,040	672,765
Goodwill amortization (Note 15a)	44,989	40,582	126,577	181,747
Other (1)	516,557	487,958	1,442,887	888,244
Total	3,096,075	3,006,304	8,965,771	8,085,056

(1)  The 3rd quarter of 2014 and on September 30, 2014 YTD include the constitution of tax provision related to the PIS case – EC 17/97.

30)    NON-OPERATING INCOME (LOSS)

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Gain/loss on sale and write-off of assets and investments (1)	(93,724)	(74,340)	(234,086)	(12,076)
Recording/reversal of non-operating provisions	(27,958)	(65,332)	(152,600)	(134,637)
Other	27,609	5,078	48,574	60,834
Total	(94,073)	(134,594)	(338,112)	(85,879)

(1)  The September 30, 2013 YTD includes results originating from the sale of BM&FBovespa shares.

Bradesco     183

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

31)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)      Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	R$ thousand
	2014		2013	2014			2013
	September 30	June 30	September 30	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(696,563)	(608,102)	(512,815)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(513,017)	(447,866)	(377,687)	-	-	-	-
Fundação Bradesco	(183,546)	(160,236)	(135,128)	-	-	-	-
Demand deposits/Savings accounts:	(19,035)	(21,501)	(19,945)	(207)	(214)	(620)	(422)
BBD Participações S.A.	(2)	(3)	(2)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(9)	(7)	(9)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(11)	(10)	(8)	-	-	-	-
Key Management Personnel	(19,013)	(21,481)	(19,926)	(207)	(214)	(620)	(422)
Time deposits:	(119,773)	(138,028)	(132,026)	(1,920)	(2,069)	(6,511)	(4,988)
Cidade de Deus Companhia Comercial de Participações	(50,824)	(61,708)	(39,848)	(15)	(17)	(52)	(33)
Key Management Personnel	(68,949)	(76,320)	(92,178)	(1,905)	(2,052)	(6,459)	(4,955)
Federal funds purchased and securities sold under agreements to repurchase:	(451,122)	(480,561)	(772,097)	(13,939)	(15,287)	(49,591)	(30,585)
Cidade de Deus Companhia Comercial de Participações	(282,611)	(202,753)	(566,993)	(7,852)	(7,104)	(27,124)	(17,378)
BBD Participações S.A.	(54,125)	(150,066)	(8,606)	(3,078)	(5,108)	(12,486)	(1,280)
Key Management Personnel	(114,386)	(127,742)	(196,498)	(3,009)	(3,075)	(9,981)	(11,927)
Funds from issuance of securities:	(631,864)	(617,809)	(542,950)	(15,196)	(14,402)	(43,286)	(24,172)
Key Management Personnel	(631,864)	(617,809)	(542,950)	(15,196)	(14,402)	(43,286)	(24,172)
Rental of branches:	-	-	-	(371)	(372)	(1,114)	(1,056)
Fundação Bradesco	-	-	-	(371)	(372)	(1,114)	(1,056)
Subordinated debts:	-	-	(737)	-	(9)	(27)	(39)
Fundação Bradesco	-	-	(737)	-	(9)	(27)	(39)

184             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Compensation for key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual overall amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2014, the maximum amount of R$ 354,700 thousand was set for Management compensation and R$ 351,900 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which must be traded in three equal, annual and successive installments, the first of which maturing in the year following the payment date. This procedure complies with CMN Resolution no 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Salaries	82,285	80,876	244,436	244,940
INSS contributions	18,392	18,158	54,800	55,023
Total	100,677	99,034	299,236	299,963

Post-employment benefits

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Defined contribution supplementary pension plans	79,327	80,092	240,685	242,513
Total	79,327	80,092	240,685	242,513

Bradesco does not offer long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution no 3989/11, to its key Management personnel.

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%.

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

Bradesco     185

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	2014		2013
	September 30	June 30	September 30
● Common shares	0.72%	0.72%	0.73%
● Preferred shares	1.04%	1.03%	0.99%
● Total shares (1)	0.88%	0.88%	0.86%

(1)  On September 30, 2014, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.03% of common shares, 1.08% of preferred shares and 2.05% of all shares.

32)    FINANCIAL INSTRUMENTS

a)      Fair value

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic markets lead Bradesco to an ongoing improvement of this activity in the pursuit of best practices. For that reason, Bradesco was authorized by Bacen to use its internal market risk models, which were already in force, to calculate regulatory capital as of January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty for their respective financial obligations under agreed terms, as well as to the reduction of the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantages in renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to credit commitments or financial guarantees.

In order not to compromise the quality of the portfolio, it includes all aspects related to the lending process, concentration, guarantee requirement, terms, among others.

The Organization continuously maps all activities that can generate exposure to credit risk, with their respective ratings related to probability and magnitude, as well as the identification of their managers, measurement and mitigation plans.

186             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial instruments as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored independently on a timely basis.

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The process of market risk management is performed corporately. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of market risk being performed centrally and independently. The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

In line with the Corporate Governance practices, aiming to preserve and strengthen the management of market and liquidity risks in the Organization, and to meet the provisions of CMN Resolution no 3464/07, the Board of Directors approved the Market and Liquidity Risk Management Policy, whose review is performed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for acceptance, control and management of market and liquidity risks. In addition to this policy, the Organization has specific rules to regulate the market and liquidity risk management process.

Bradesco     187

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below is the statement of financial position by currency

	R$ thousand
	2014				2013
	September 30			June 30	September 30
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	972,313,996	909,452,486	62,861,510	58,956,970	58,690,204
Funds available	11,315,727	7,596,389	3,719,338	3,883,611	3,719,201
Interbank investments	181,334,765	180,958,710	376,055	2,219,280	2,066,561
Securities and derivative financial instruments	343,444,944	328,689,852	14,755,092	13,774,266	12,404,654
Interbank and interdepartmental accounts	48,539,557	48,539,557	-	-	-
Loan and leasing	287,874,917	253,645,624	34,229,293	30,166,366	28,965,380
Other receivables and assets	99,804,086	90,022,354	9,781,732	8,913,447	11,534,408
Permanent assets	15,050,416	15,010,175	40,241	35,745	39,985
Investments	1,931,275	1,928,501	2,774	316	344
Premises and equipment and leased assets	4,591,285	4,577,465	13,820	11,954	14,629
Intangible assets	8,527,856	8,504,209	23,647	23,475	25,012
Total	987,364,412	924,462,661	62,901,751	58,992,715	58,730,189

Liabilities
Current and long-term liabilities	907,366,924	832,827,936	74,538,988	67,196,253	71,254,165
Deposits	211,881,367	183,567,876	28,313,491	26,497,160	26,561,970
Federal funds purchased and securities sold under agreements to repurchase	297,814,163	293,051,087	4,763,076	2,673,159	2,205,428
Funds from issuance of securities	75,282,858	66,753,696	8,529,162	8,068,100	11,474,811
Interbank and interdepartmental accounts	4,540,838	2,324,161	2,216,677	2,281,997	1,833,799
Borrowing and onlending	56,561,157	40,970,499	15,590,658	14,107,339	12,391,925
Derivative financial instruments	5,076,285	1,852,305	3,223,980	2,112,848	356,159
Technical reserve for insurance, pension plans and capitalization bonds	145,969,043	145,968,245	798	743	1,103
Other liabilities:
- Subordinated debts	36,464,397	27,992,492	8,471,905	7,725,701	9,561,559
- Other	73,776,816	70,347,575	3,429,241	3,729,206	6,867,411
Deferred income	265,732	265,732	-	-	-
Non-controlling interests in subsidiaries	489,640	489,640	-	-	-
Shareholders’ equity	79,242,116	79,242,116	-	-	-
Total	987,364,412	912,825,424	74,538,988	67,196,253	71,254,165

Net position of assets and liabilities			(11,637,237)	(8,203,538)	(12,523,976)
Net position of derivatives (2)			(14,907,527)	(15,330,561)	(6,797,966)
Other net off-balance-sheet accounts (3)			(1,019,834)	(442,498)	91,879
Net exchange position (liability)			(27,564,598)	(23,976,597)	(19,230,063)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in off-balance-sheet accounts.

188             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors	R$ thousand
	2014		2013
	September 30	June 30	September 30
Fixed rates	28,488	5,879	36,461
IGP-M/IPCA	25,317	22,615	9,033
Exchange coupon	4,897	4,790	9,412
Foreign currency	1,866	2,743	6,701
Equities	8	5,751	756
Sovereign/Eurobonds and Treasuries	3,341	5,134	6,396
Other	1,504	881	1,412
Correlation/diversification effect	(12,345)	(22,819)	(28,365)
VaR (Value at Risk)	53,076	24,974	41,806

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule no 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. Also, due to our strong presence in the insurance and pension plan market, most of the assets are adjusted for price indexes, linked to the corresponding technical reserves.

Bradesco     189

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis - Trading and Banking Portfolios

		R$ thousand
		Trading and Banking portfolios (1)
		2014						2013
		September 30			June 30			September 30
		Scenarios			Scenarios			Scenarios
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(6,383)	(1,843,646)	(3,560,810)	(3,698)	(1,009,481)	(1,943,751)	(7,525)	(1,919,121)	(3,643,803)
Price indexes	Exposure subject to variations in price index coupon rates	(10,742)	(1,488,367)	(2,778,693)	(13,245)	(1,777,223)	(3,299,495)	(16,969)	(2,150,739)	(3,979,143)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(508)	(51,455)	(96,819)	(395)	(37,343)	(69,713)	(616)	(73,880)	(136,883)
Foreign currency	Exposure subject to exchange variations	(2,551)	(37,923)	(70,130)	(1,712)	(167,240)	(408,169)	(4,166)	(72,975)	(120,780)
Equities	Exposure subject to variation in stock prices	(16,414)	(410,359)	(820,718)	(21,012)	(525,295)	(1,050,590)	(18,422)	(453,263)	(905,578)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(535)	(28,158)	(54,696)	(661)	(38,806)	(74,792)	(1,413)	(87,560)	(169,680)
Other	Exposure not classified in previous definitions	(1,286)	(32,162)	(64,324)	(381)	(9,544)	(19,087)	(158)	(3,980)	(7,960)
Total excluding correlation of risk factors		(38,419)	(3,892,070)	(7,446,190)	(41,104)	(3,564,932)	(6,865,597)	(49,269)	(4,761,518)	(8,963,827)
Total including correlation of risk factors		(28,873)	(3,549,489)	(6,795,077)	(29,342)	(2,660,398)	(4,944,728)	(35,152)	(3,996,258)	(7,477,156)

(1)  Amounts net of tax.

190             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly looks for market dynamism to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis - Trading Portfolio

		R$ thousand
		Trading portfolio (1)
		2014						2013
		September 30			June 30			September 30
		Scenarios			Scenarios			Scenarios
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(951)	(283,265)	(549,986)	(314)	(82,919)	(163,197)	(1,169)	(301,752)	(580,956)
Price indexes	Exposure subject to variations in price index coupon rates	(976)	(126,606)	(246,050)	(1,030)	(130,639)	(258,641)	(358)	(46,051)	(89,573)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(495)	(51,874)	(97,405)	(353)	(39,698)	(73,662)	(587)	(72,050)	(133,240)
Foreign currency	Exposure subject to exchange variations	(995)	(25,172)	(50,386)	(1,574)	(52,945)	(107,641)	(953)	(27,996)	(56,832)
Equities	Exposure subject to variation in stock prices	(2)	(49)	(97)	(1,991)	(49,773)	(99,545)	(1,060)	(23,502)	(46,752)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(368)	(25,898)	(49,878)	(489)	(34,633)	(66,675)	(668)	(44,918)	(86,497)
Other	Exposure not classified in previous definitions	(1,052)	(26,293)	(52,586)	(345)	(8,630)	(17,260)	(191)	(4,815)	(9,630)
Total excluding correlation of risk factors		(4,839)	(539,157)	(1,046,388)	(6,096)	(399,237)	(786,621)	(4,986)	(521,084)	(1,003,480)
Total including correlation of risk factors		(2,030)	(397,300)	(769,569)	(2,912)	(184,289)	(363,027)	(1,666)	(331,675)	(634,185)

(1)  Amounts net of tax.

Bradesco     191

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:  Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$ 2.45 a scenario of R$ 2.48 was used, while for a fixed interest rate of 1 year of 11.83% a 11.84% scenario was applied;

Scenario 2:  25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 2.45 a scenario of R$ 3.07 was used, while for a fixed interest rate of 1 year of 11.83% a 14.78% scenario was applied; The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3:  50% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 2.45 a scenario of R$ 3.68 was used, while for a fixed interest rate of 1 year of 11.83% a 17.74% scenario was applied; The scenarios for other risk factors also account for 50% stresses in the respective curves or prices.

Liquidity Risk

Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its high amount when compared to the usually traded volume or due to some market discontinuation.

It is crucial to know and monitor this risk, especially so that the Organization can settle the operations in a timely and reliable way.

The process of liquidity risk management is performed corporately. It involves several areas with specific assignments, ensuring an efficient structure. Liquidity risk is measured and control centrally and independently, contemplating the daily monitoring of the composition of available resources, compliance with the minimum liquidity level, and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations.

As part of the criteria and procedures approved, the Organization also establishes a minimum liquidity reserve to be recorded daily and the types of assets eligible for making up the resources available. Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

192             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	576,832,996	89,074,519	55,594,845	250,811,636	-	972,313,996
Funds available	11,315,727	-	-	-	-	11,315,727
Interbank investments (2)	173,705,478	4,823,673	2,225,819	579,795	-	181,334,765
Securities and derivative financial instruments (1) (2)	275,929,250	2,447,264	434,293	64,634,137	-	343,444,944
Interbank and interdepartmental accounts	47,931,096	-	-	608,461	-	48,539,557
Loan and leasing	27,120,627	64,202,798	44,911,971	151,639,521	-	287,874,917
Other receivables and assets	40,830,818	17,600,784	8,022,762	33,349,722	-	99,804,086
Permanent assets	238,405	1,182,130	1,411,759	9,472,724	2,745,398	15,050,416
Investments	-	-	-	-	1,931,275	1,931,275
Premises and equipment	59,480	297,398	356,877	3,471,420	406,110	4,591,285
Intangible assets	178,925	884,732	1,054,882	6,001,304	408,013	8,527,856
Total on September 30, 2014	577,071,401	90,256,649	57,006,604	260,284,360	2,745,398	987,364,412
Total on June 30, 2014	503,305,050	91,421,144	58,598,953	274,858,655	2,947,972	931,131,774
Total on September 30, 2013	529,678,634	88,953,227	55,141,993	230,943,553	2,976,719	907,694,126

Liabilities
Current and long-term liabilities	548,919,320	90,222,680	60,724,046	207,500,878	-	907,366,924
Deposits (3)	136,516,526	20,343,730	7,600,175	47,420,936	-	211,881,367
Federal funds purchased and securities sold under agreements to repurchase (2)	230,958,336	32,064,122	11,907,161	22,884,544	-	297,814,163
Funds from issuance of securities	1,394,831	16,349,007	24,500,874	33,038,146	-	75,282,858
Interbank and interdepartmental accounts	4,540,838	-	-	-	-	4,540,838
Borrowing and onlending	3,277,918	12,130,322	10,684,901	30,468,016	-	56,561,157
Derivative financial instruments	3,579,229	342,490	233,522	921,044	-	5,076,285
Technical reserves for insurance, pension plans and capitalization bonds (3)	116,239,902	4,145,630	1,747,819	23,835,692	-	145,969,043
Other liabilities:
- Subordinated debts	30,412	1,866,909	2,545,370	32,021,706	-	36,464,397
- Other	52,381,328	2,980,470	1,504,224	16,910,794	-	73,776,816
Deferred income	265,732	-	-	-	-	265,732
Non-controlling interests in subsidiaries	-	-	-	-	489,640	489,640
Shareholders’ equity	-	-	-	-	79,242,116	79,242,116
Total on September 30, 2014	549,185,052	90,222,680	60,724,046	207,500,878	79,731,756	987,364,412
Total on June 30, 2014	502,105,087	80,448,391	63,496,651	207,795,160	77,286,485	931,131,774
Total on September 30, 2013	489,571,369	78,491,572	49,475,855	222,530,298	67,625,032	907,694,126

Net assets on September 30, 2014 YTD	27,886,349	27,920,318	24,202,876	76,986,358	-	-
Net assets accumulated on June 30, 2014	1,199,963	12,172,716	7,275,018	74,338,513	-	-
Net assets on September 30, 2013 YTD	40,107,265	50,568,920	56,235,058	64,648,313	-	-

(1)   Investments in investment funds are classified as 1 to 30 days;

(2)   Repurchase agreements are classified according to the maturity of the transactions; and

(3)   Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

Bradesco     193

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Operational Risk

Operational risk is represented by the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events. This definition includes legal risk associated with the activities undertaken by the Organization.

The process of operational risk management is performed corporately. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of operational risk being performed centrally and independently.

Among the plans to mitigate operational risk, we highlight that the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

Internal Controls

The existence, effectiveness and implementation of controls that ensure acceptable risk levels in the Organization's processes are certified, and the results are reported to the Audit Committee and to the Compliance and Internal Controls Committee, as well as to the Board of Directors, aiming to provide assurance regarding the proper conduct of business and the achievement of the established goals, in accordance with applicable external laws and regulations, policies, internal rules and procedures, codes of conduct and self-regulation.

The effectiveness of the Organization’s internal controls is supported by trained professionals, well-defined and implemented processes, and technology compatible with the business needs.

The Compliance and Internal Controls Policy and the Internal Control System Standards are aligned with the main control frameworks, such as COSO - Committee of Sponsoring Organizations of the Treadway Commission and COBIT - Control Objectives for Information and Related Technology, which cover aspects related to Business and Information Technology, respectively.

194             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below is the Capital Adequacy Ratio:

Calculation basis - Capital Adequacy Ratio	R$ thousand
	Capital Adequacy Ratio (Basel III)		Capital Adequacy Ratio (Basel II)
	2014		2013
	September 30	June 30	September 30
	Financial (1)		Financial	Economic-financial
Tier I capital	74,127,110	71,892,297	71,631,969	71,962,106
Common equity	74,127,110	71,892,297	71,631,969	71,962,106
Shareholders’ equity	79,242,116	76,800,278	67,033,392	67,033,392
Non-controlling interests	-	-	195,712	591,640
Prudential adjustments - CMN Resolution no 4192/13 (2)	(5,115,006)	(4,907,981)	-	-
Reduction of deferred assets - CMN Resolution no 3444/07 (2)	-	-	(104,846)	(170,637)
Decrease in gains/losses of market value adjustments in available for sale and derivatives - CMN Resolution no 3444/07 (2)	-	-	4,507,711	4,507,711
Tier II capital	21,698,075	22,197,834	21,233,626	21,233,626
Total gains/losses of adjustments to fair value in available for sale and derivatives - CMN Resolution no 3444/07 (2)	-	-	(4,507,711)	(4,507,711)
Subordinated debt (3)	21,698,075	22,197,834	25,741,337	25,741,337
Deduction of instruments for funding - CMN Resolution no 3444/07 (2)	-	-	(131,872)	(131,872)
Capital (a)	95,825,185	94,090,131	92,733,723	93,063,860

- Credit risk	534,165,459	548,599,472	490,011,582	482,335,891
- Market risk	23,607,303	18,004,347	51,360,818	51,360,818
- Operational risk	30,979,716	29,852,953	23,334,836	33,100,327
Risk-weighted assets – RWA (b) (4)	588,752,478	596,456,772	564,707,236	566,797,036

Capital adequacy ratio (a/b)	16.3%	15.8%	16.4%	16.4%
Tier I capital	12.6%	12.1%	12.7%	12.7%
- Principal capital	12.6%	12.1%	12.7%	12.7%
Tier II capital	3.7%	3.7%	3.7%	3.7%

(1)  As of October 2013, capital is calculated as per CMN Resolution no 4192/13, which establishes that calculation is based on the “Financial Consolidated”;

(2)  Criteria used as of October 2013, pursuant to CMN Resolution no 4192/13;

(3)  Until September 2013, the amounts were calculated pursuant to CMN Resolution no 3444/07 and, as of October 2013, the amounts are calculated pursuant to CMN Resolution no 4192/13; and

(4)  For comparison purposes, we adjusted the “Allocation of minimum required capital” from prior periods, given that we now report the portions relating to “Risk weighted asset – RWA”.

Bradesco     195

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Fair value

The book value, net of loss provisions on the main financial instruments is shown below:

Portfolio	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement			In shareholders’ equity
	2014		2014		2013	2014		2013
	September 30		September 30	June 30	September 30	September 30	June 30	September 30
Securities and derivative financial instruments (Notes 3e, 3f and 8)	343,444,944	345,781,765	2,243,680	2,214,235	(2,932,597)	2,336,821	2,190,319	1,753,311
- Adjustment of available-for-sale securities (Note 8cII)			(93,141)	23,916	(4,685,908)	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 7)			2,336,821	2,190,319	1,753,311	2,336,821	2,190,319	1,753,311
Loan and leasing (Notes 2, 3g and 10) (1)	335,903,803	334,551,950	(1,351,853)	(1,228,957)	(564,752)	(1,351,853)	(1,228,957)	(564,752)
Investments (Notes 3j and 13) (2)	1,931,275	20,088,720	18,157,445	21,011,417	14,063,256	18,157,445	21,011,417	14,063,256
Treasury shares (Note 23d)	298,015	414,484	-	-	-	116,469	83,401	69,532
Time deposits (Notes 3n and 16a)	90,614,718	90,236,288	378,430	354,764	336,978	378,430	354,764	336,978
Funds from issuance of securities (Note 16c)	75,282,858	75,503,689	(220,831)	(276,478)	(158,789)	(220,831)	(276,478)	(158,789)
Borrowing and onlending (Notes 17a and 17b)	56,561,157	56,605,778	(44,621)	(107,656)	(171,028)	(44,621)	(107,656)	(171,028)
Subordinated debts (Note 19)	36,464,397	36,628,509	(164,112)	(294,431)	(537,882)	(164,112)	(294,431)	(537,882)
Unrealized gains excluding tax			18,998,138	21,672,894	10,035,186	19,207,748	21,732,379	14,790,626

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)  Primarily includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev and Fleury) and other investments (BM&FBOVESPA).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, estimate amounts are based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

196             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)      Capital Management

The Capital Management structure aims at providing conditions to monitor and control capital, contributing to the achievement of the goals established based on the Organization’s strategic objectives. The following are considered: business environment, prospective and consistent vision with capital adequacy planning. This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The process of assessing Capital adequacy is carried out so as to ensure that the Organization has a solid Reference Equity base to support the development of activities and cope with risks, whether in normal or in extreme market conditions, as well as meeting managerial and regulatory requirements in capital management.

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor an unrestricted benefit pension plan (PGBL) for employees and directors. PGBL is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of FIE funds.

Contributions made by employees and directors of Bradesco and its subsidiaries are for the equivalent of at least 4% of their salary, except for participants who chose to migrate from the defined benefit plan to a defined contribution plan (PGBL) in 2001, whose contributions to the PGBL were maintained at the levels that prevailed for the defined benefit plan when they migrated, always respecting the 4% minimum.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan, whether they migrated to the PGBL plan or not, for retirees and pensioners, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S.A. (formally Banco BEM S.A.) sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Banco Bradesco BERJ S.A has incorporated Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.), which sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec).

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

In accordance with CPC 33 (R1) – Employee Benefit, as approved by CVM Resolution no 600/09, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, calculated their actuarial commitments using a real interest rate and recognizing their obligations in the financial statements.

Bradesco     197

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Expenses with contributions made in the first three quarters ending on September 30, 2014 totaled R$ 463,322 thousand (R$ 458,229 thousand on September 30, 2013) and R$ 152,692 thousand in the 3rd quarter of 2014 (R$ 152,160 thousand in the 2nd quarter of 2014).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including: health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$ 2,234,143 thousand in the first three quarters ending on September 30, 2014 (R$ 2,062,996 thousand on September 30, 2013) and R$ 779,121 thousand in the 3rd quarter of 2014 (R$ 740,336 thousand 2nd quarter of 2014).

34)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Income before income tax and social contribution	3,648,655	6,503,417	16,060,437	12,324,521
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,459,462)	(2,601,367)	(6,424,175)	(4,929,808)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	17,541	13,946	52,192	6,891
Net non-deductible expenses of nontaxable income	(19,278)	(33,626)	(86,987)	(327,981)
Interest on shareholders’ equity (paid and payable)	452,145	271,502	1,078,904	961,524
Other amounts (2)	1,264,835	(346,837)	504,077	975,466
Income tax and social contribution for the period	255,781	(2,696,382)	(4,875,989)	(3,313,908)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law no 11727/08, remaining at 9% for other companies (Note 3h); and

(2)  Primarily includes the exchange variation on investments made abroad and bringing the effective social contribution rate to the (40%) rate.

b)   Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2014			2013
	3rd quarter	2nd quarter	Accumulated on September 30	Accumulated on September 30
Current taxes:
Income tax and social contribution payable	(1,197,963)	(3,875,494)	(7,339,033)	(7,444,398)
Deferred taxes:
Amount recorded/realized in the period on temporary additions	1,110,236	1,833,583	3,089,597	4,571,851
Use of opening balances of:
Social contribution loss	25,947	(246,306)	(360,221)	(269,823)
Income tax loss	34,588	(426,315)	(631,525)	(232,156)
Recording in the period on:
Social contribution loss	108,706	5,864	133,457	18,315
Income tax loss	174,267	12,286	231,736	42,303
Total deferred taxes	1,453,744	1,179,112	2,463,044	4,130,490
Income tax and social contribution for the period	255,781	(2,696,382)	(4,875,989)	(3,313,908)

198             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2013	Amount recorded	Amount realized	Balance on 9.30.2014	Balance on 6.30.2014	Balance on 9.30.2013
Allowance for loan losses	15,348,782	4,856,627	2,299,059	17,906,350	16,914,259	14,686,820
Civil provisions	1,517,934	457,309	382,568	1,592,675	1,530,183	1,549,622
Tax provisions	2,299,080	405,939	614,259	2,090,760	2,488,141	5,639,850
Labor provisions	999,063	489,501	341,647	1,146,917	973,909	988,961
Provision for devaluation of securities and investments	533,645	27,571	108,438	452,778	457,074	423,958
Provision for devaluation of foreclosed assets	221,934	133,429	95,794	259,569	256,075	212,870
Adjustment to fair value of trading securities	183,169	3,922	182,696	4,395	6,224	12,810
Amortization of goodwill	777,244	13,199	503,703	286,740	294,781	321,303
Provision for interest on shareholders’ equity (1)	-	780,487	-	780,487	427,803	339,924
Other	2,096,941	1,293,148	843,371	2,546,718	2,608,704	2,651,284
Total deductible taxes on temporary differences	23,977,792	8,461,132	5,371,535	27,067,389	25,957,153	26,827,402
Income tax and social contribution losses in Brazil and abroad	4,045,282	365,193	991,746	3,418,729	3,075,221	1,255,726
Subtotal (2)	28,023,074	8,826,325	6,363,281	30,486,118	29,032,374	28,083,128
Adjustment to fair value of available-for-sale securities (2)	1,241,130	369,932	892,797	718,265	762,779	2,344,636
Social contribution - Provisional Measure no 2158-35/01	140,197	-	26,414	113,783	140,197	140,842
Total deferred tax assets (Note 11b)	29,404,401	9,196,257	7,282,492	31,318,166	29,935,350	30,568,606
Deferred tax liabilities (Note 34f)	3,187,945	1,052,110	999,848	3,240,207	3,549,785	4,130,802
Deferred tax assets, net of deferred tax liabilities	26,216,456	8,144,147	6,282,644	28,077,959	26,385,565	26,437,804
- Percentage of net deferred tax assets on capital (Note 32a)	27.4%			29.3%	28.0%	28.4%
- Percentage of net deferred tax assets over total assets	2.9%			2.8%	2.8%	2.9%

(1)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit; and

(2)  Deferred tax assets from companies in the financial and insurance sectors were established considering the increase in the social contribution rate, determined by Law no 11727/08 (Note 3h).

Bradesco     199

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution - Provisional Measure no 2158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure no 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2014	4,307,037	2,553,069	38,243	24,216	7,164	6,929,729
2015	7,107,120	4,268,363	155,029	202,765	522	11,733,799
2016	3,620,892	2,064,836	731,904	472,166	106,097	6,995,895
2017	717,815	416,390	790,869	555,713	-	2,480,787
2018	1,242,322	634,963	91,047	356,683	-	2,325,015
2019 (9 months)	86,132	48,450	70	24	-	134,676
Total	17,081,318	9,986,071	1,807,162	1,611,567	113,783	30,599,901

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average rate of tax effects net inflow, amounts to R$ 29,306,102 thousand (R$ 27,790,271 thousand on June 30, 2014 and R$ 26,842,448 thousand on September 30, 2013), of which R$ 26,039,308 thousand (R$ 24,829,951 thousand on June 30, 2014 and R$ 25,520,181 thousand on September 30, 2013) refers to temporary differences, R$ 3,159,509 thousand (R$ 2,827,939 thousand on June 30, 2014 and R$ 1,183,887 thousand on September 30, 2013) to tax losses and negative basis of social contribution and R$ 107,285 thousand (R$ 132,381 thousand on June 30, 2014 and R$ 138,380 thousand on September 30, 2013) of deferred social contribution, Provisional Measure no 2158-35.

e)   Unrecognized deferred tax assets

On September 30, 2014, deferred tax assets of R$ 1,927 thousand (R$ 1,927 thousand on June 30, 2014 and R$ 464,284 thousand on September 30, 2013) were not recorded, but they will be when they meet the regulatory demands and/or present prospects of realization according to studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	R$ thousand
	2014		2013
	September 30	June 30	September 30
Mark-to-market adjustment to securities and derivative financial instruments	826,877	950,054	500,351
Difference in depreciation	880,682	1,007,958	1,539,207
Judicial deposit and others	1,532,648	1,591,773	2,091,244
Total	3,240,207	3,549,785	4,130,802

The deferred tax liabilities of companies in the financial and insurance sector were established considering the increased social contribution rate, established by Law no 11727/08 (Note 3h).

35)    OTHER INFORMATION

a)   The Bradesco Organization manages investment funds and portfolios with net assets of R$ 486,941,677 thousand on September 30, 2014 (R$ 462,245,913 thousand on June 30, 2014 and R$ 438,268,979 thousand on September 30, 2013).

200             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)    Consortium funds

	R$ thousand
	2014		2013
	September 30	June 30	September 30
Monthly estimate of funds receivable from consortium members	411,457	402,392	343,387
Contributions payable by the group	20,067,816	19,709,344	16,836,122
Consortium members - assets to be included	18,007,206	17,719,131	15,059,398
Credits available to consortium members	4,054,089	4,069,890	3,624,438

	In units
	2014		2013
	September 30	June 30	September 30
Number of groups managed	3,390	3,419	3,163
Number of active consortium members	1,021,090	1,010,214	876,126
Number of assets to be included	483,962	488,050	432,418

c)     The changes made in the procedures implemented on the Reserve requirement on time deposits are as follows:

Reserve requirements		Prior	Current
Time deposits	Remuneration	Maximum remuneration of 100% of the Reserve Requirements.	Maximum remuneration of 40% of the Reserve Requirements.
	Financial Bills	The purchase of financial bills was accepted for payment deduction.	Reserve requirement deductions will only be accepted from financial bills purchased until 07.25.2014, whose balance will remain as limit.
Deductions

Allowed a limit of 50% of the reserve requirements, and the values of the underlying assets corresponding to credit acquisitions, CDC (vehicles and motorcycles) and financial bills could be deducted.

Changed the limit to 60% of the reserve requirements for these deductions.
	Auto Financing	Discontinued the deductions related to financing and leasing of cars and light commercial vehicles contracted as of 9/14/2012.	Return of the deduction of vehicle financing granted as of 08.25.2014, but the criterion was changed to 5 times the positive bias compared with the 1st semester average.
	Financial Institutions Eligible for the Acquisition	Restricted to 58 financial groups eligible for credit acquisition.	13 financial groups (with PR higher than R$ 3.5 billion) are ineligible for acquisition of financial bills and loan assignment.
	Working Capital Transactions	Deduction for credit transactions derived from working capital was not allowed.	Deduction for the new working capital transactions is allowed as of 10.27.2014, and the criterion will be 5 times the positive bias compared with the 1st semester average.

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution no 3566/08 – Impairment of Assets (CPC 01);

•       Resolution no 3604/08 – Statement of Cash Flows (CPC 03);

•       Resolution no 3750/09 – Related Party Disclosures (CPC 05);

•       Resolution no 3823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution no 3973/11 – Subsequent Event (CPC 24);

•       Resolution no 3989/11 – Share-based Payment (CPC 10);

Bradesco     201

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

•       Resolution no 4007/11 - Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23); and

•       Resolution no 4144/12 – Conceptual Framework for Preparing and Presenting Financial Statements.

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be used prospectively or retrospectively.

CMN Resolution no 3786/09 and Bacen Circular Letters no 3472/09and no 3516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days from the reference date December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with international standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 31, 2014, Bradesco published its consolidated financial statements for December 31, 2013 and 2012 on its website, in accordance with IFRS standards. The net income and equity of the financial statements disclosed in IFRS have not been substantially different from those presented in the financial statements, in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen). As there were no substantial differences between the two sets of financial statements (GAAPs) in the financial year ended on December 31, 2013, the Management believes that the net profit and net equity, during the quarter ended on September 30, 2014, are not materially different in the two GAAPs, regarding their nature or values.

e)     On May 14, 2014, Law no 12973/14 was published, which converted Provisional Measure no 627/13. This Law amends the Federal Tax Legislation regarding Corporate Income Tax - IRPJ, the Social Contribution on Net Profits - CSLL, the Contribution to PIS/PASEP and the Contribution to the Social Security Financing - COFINS. We highlight the main issues that Law no 12973/14 provides:

•       revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria for the compliance of the Brazilian accounting rules to the international standards;

•       taxation of companies domiciled in Brazil, for acquisition of equity resulting from profit sharing recorded abroad by subsidiaries and unconsolidated companies; and

•       special installment payment of PIS/PASEP and COFINS Contributions.

This Law has not been fully regulated. However, in our assessment, there will be significant future impact on our Consolidated Financial Statements.

f)     On October 7, 2014, Provisional Measure no 656/14 was published, which among other things, changes the deductibility limits on receivable losses due to unpaid contracts as of 10.8.2014 (Article 9 of Law no 9430/96), and up to that date, the limits remain the same for inventory.

g)    There were no other subsequent events that need to be adjusted or disclosed for the consolidated financial statements as of September 30, 2014.

202             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Bodies

Reference Date: October 9, 2014

Board of Directors	Department Directors (continued)	Ethical Conduct Committee
	José Ramos Rocha Neto	Milton Matsumoto - Coordinator
Chairman	Layette Lamartine Azevedo Júnior	Carlos Alberto Rodrigues Guilherme
Lázaro de Mello Brandão	Lúcio Rideki Takahama	Domingos Figueiredo de Abreu
	Luiz Carlos Brandão Cavalcanti Junior	Marco Antonio Rossi
Vice-Chairman	Marcelo Frontini	Alexandre da Silva Glüher
Luiz Carlos Trabuco Cappi	Marcelo Santos Dall’Occo	Josué Augusto Pancini
	Marcos Aparecido Galende	André Rodrigues Cano
Members	Marcos Daré	Octavio de Lazari Junior
Antônio Bornia	Marlene Morán Millan	Clayton Camacho
Mário da Silveira Teixeira Júnior	Marlos Francisco de Souza Araujo	Frederico William Wolf
João Aguiar Alvarez	Octavio Manoel Rodrigues de Barros	Glaucimar Peticov
Denise Aguiar Alvarez	Paulo Aparecido dos Santos	José Luiz Rodrigues Bueno
Carlos Alberto Rodrigues Guilherme	Paulo Faustino da Costa	Rogério Pedro Câmara
Milton Matsumoto	Rogério Pedro Câmara	Nairo José Martinelli Vidal Júnior
José Alcides Munhoz	Waldemar Ruggiero Júnior
Walkiria Schirrmeister Marquetti

Board of Executive Officers	Directors	Integrated Risk Management and Capital Allocation Committee
Executive Officers	Antonio Chinellato Neto	Alexandre da Silva Glüher - Coordinator
Chief Executive Officer	Antonio Daissuke Tokuriki	Domingos Figueiredo de Abreu
Luiz Carlos Trabuco Cappi	Cláudio Borges Cassemiro	Aurélio Conrado Boni
	Edson Marcelo Moreto	Sérgio Alexandre Figueiredo Clemente
Executive Vice-Presidents	João Sabino	Marco Antonio Rossi
Domingos Figueiredo de Abreu	Marcio Henrique Araujo Parizotto	Josué Augusto Pancini
Aurélio Conrado Boni	Paulo Manuel Taveira de Oliveira Ferreira	Maurício Machado de Minas
Sérgio Alexandre Figueiredo Clemente	Roberto de Jesus Paris	Alfredo Antônio Lima de Menezes
Marco Antonio Rossi		Luiz Carlos Angelotti
Alexandre da Silva Glüher		Gedson Oliveira Santos
Josué Augusto Pancini	Regional Officers	Marlos Francisco de Souza Araujo
Maurício Machado de Minas	Alex Silva Braga
Almir Rocha
Managing Directors	André Ferreira Gomes	Sustainability Committee
Alfredo Antônio Lima de Menezes	Antonio Gualberto Diniz	Luiz Carlos Angelotti - Coordinator
André Rodrigues Cano	Antonio Piovesan	Carlos Alberto Rodrigues Guilherme
Luiz Carlos Angelotti	Carlos Alberto Alástico	Milton Matsumoto
Marcelo de Araújo Noronha	Delvair Fidêncio de Lima	Domingos Figueiredo de Abreu
Nilton Pelegrino Nogueira	Francisco Aquilino Pontes Gadelha	Aurélio Conrado Boni
André Marcelo da Silva Prado	Francisco Assis da Silveira Junior	Sérgio Alexandre Figueiredo Clemente
Luiz Fernando Peres	Geraldo Dias Pacheco	Marco Antonio Rossi
	João Alexandre Silva	Alexandre da Silva Glüher
Deputy Directors	Leandro José Diniz	Josué Augusto Pancini
Altair Antônio de Souza	Luis Carlos Furquim Vermieiro	Maurício Machado de Minas
Denise Pauli Pavarina	Mauricio Gomes Maciel	Moacir Nachbar Junior
Moacir Nachbar Junior	Osmar Sanches Biscuola	Paulo Faustino da Costa
Octavio de Lazari Junior	Wilson Reginaldo Martins

Department Directors	Compensation Committee	Executive Disclosure Committee
Alexandre Rappaport	Lázaro de Mello Brandão - Coordinator	Luiz Carlos Angelotti - Coordinator
Amilton Nieto	Luiz Carlos Trabuco Cappi	Domingos Figueiredo de Abreu
André Bernardino da Cruz Filho	Antônio Bornia	Marco Antonio Rossi
Antonio Carlos Melhado	Mário da Silveira Teixeira Júnior	Alexandre da Silva Glüher
Antonio José da Barbara	Carlos Alberto Rodrigues Guilherme	Moacir Nachbar Junior
Arnaldo Nissental	Milton Matsumoto	Antonio José da Barbara
Aurélio Guido Pagani	Sérgio Nonato Rodrigues (non-Management member)	Marcelo Santos Dall’Occo
Bruno D’Avila Melo Boetger		Marcos Aparecido Galende
Cassiano Ricardo Scarpelli		Paulo Faustino da Costa
Clayton Camacho	Audit Committee	Haydewaldo R. Chamberlain da Costa
Diaulas Morize Vieira Marcondes Junior	Carlos Alberto Rodrigues Guilherme - Coordinator
Edilson Wiggers	Romulo Nagib Lasmar
Eurico Ramos Fabri	Osvaldo Watanabe	Fiscal Council
Fernando Antônio Tenório	Paulo Roberto Simões da Cunha	Sitting Members
Fernando Roncolato Pinho		João Carlos de Oliveira - Coordinator
Frederico William Wolf		Nelson Lopes de Oliveira
Gedson Oliveira Santos	Compliance and Internal Control Committee	José Maria Soares Nunes
Glaucimar Peticov	Mário da Silveira Teixeira Júnior - Coordinator	Domingos Aparecido Maia
Guilherme Muller Leal	Carlos Alberto Rodrigues Guilherme	Luiz Carlos de Freitas
*Hiroshi Obuchi	Milton Matsumoto
João Albino Winkelmann	Domingos Figueiredo de Abreu
João Carlos Gomes da Silva	Marco Antonio Rossi	Deputy Members
Joel Antonio Scalabrini	Alexandre da Silva Glüher	Renaud Roberto Teixeira
Johan Albino Ribeiro	Frederico William Wolf	Jorge Tadeu Pinto de Figueiredo
Jorge Pohlmann Nasser	Gedson Oliveira Santos	Nilson Pinhal
José Luis Elias	Johan Albino Ribeiro	João Batistela Biazon
José Luiz Rodrigues Bueno	Rogério Pedro Câmara	Oswaldo de Moura Silveira

* Pending approval by the Brazilian Central Bank

General Accounting Department
Marcos Aparecido Galende		Ombudsman Department
Accountant - CRC 1SP201309/O-6		Nairo José Martinelli Vidal Júnior - Ombudsman

Bradesco     203

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Report on the Review of the Interim Consolidated Financial Information

To the Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco - SP

Introduction

We have reviewed the consolidated statement of financial position of Banco Bradesco S.A. (“Bradesco”) as at September 30, 2014 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the quarter and nine-month period then ended, as well as the summary of significant accounting policies and other explanatory notes (“the interim consolidated financial statements”).

Management is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the interim consolidated financial information mentioned above were not prepared, in all material aspects, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other meters

Interim consolidated statements of value added

We also reviewed the interim consolidated statements of value added (DVA) for the quarter and nine-month period ended as at September 30, 2014, which were prepared under Bradesco’s Management responsibility and which presentation is required under the rules issued by the Securities and Exchange Commission of Brazil (CVM). These statements were subject to the same review procedures described above and based on our review, we are not aware of any facts that would lead us to believe they were not prepared, in all material respects, in relation to the interim consolidated financial information taken as a whole.

Osasco, October 29, 2014

Original report in Portuguese signed by KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

204             Report on Economic and Financial Analysis – September 2014

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Fiscal Council’s Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Individual and Consolidated Financial Statements related to the third quarter of 2014, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the Securities and Exchange Commission (CVM) Instruction no 371/02, National Monetary Council Resolution no 3059/02, and Bacen Circular Letter no 3171/02, and in view of the unqualified report prepared by KPMG Auditores Independentes, are of the opinion that the aforementioned documents, based on the accounting practices adopted in Brazil, applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, October 29, 2014

João Carlos de Oliveira

Nelson Lopes de Oliveira

José Maria Soares Nunes

Domingos Aparecido Maia

Luiz Carlos de Freitas

Bradesco     205

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 7, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.